                                                               Filed pursuant to
                                                        Rule 424(b)(4) under the
                                                          Securities Act of 1933
                                                              in connection with
                             [DIEDRICH COFFEE LOGO]   Registration No. 333-78083

                                4,600,000 SHARES

                                  COMMON STOCK


     Diedrich Coffee, Inc. is offering 4,600,000 shares of common stock. Concurrently with the closing of this offering, we will acquire Coffee People, Inc. by way of a merger in which Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. We will use a portion of the net proceeds from this offering to finance the cash payment to Coffee People stockholders in the acquisition. We will use the remaining proceeds for general corporate purposes for the combined company. This offering is contingent upon the completion of the acquisition of Coffee People.



     Diedrich Coffee common stock is traded on the Nasdaq National Market under the symbol "DDRX." On June 30, 1999, the last reported sale price of Diedrich Coffee common stock on the Nasdaq National Market was $7.00 per share.


                       ----------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 11.
                       ----------------------------------


                                                               PER
                                                              SHARE       TOTAL
                                                              -----       -----
Public Offering Price.......................................  $6.00    $27,600,000
Underwriting Discounts and Commissions......................  $0.42    $ 1,932,000
Proceeds to Diedrich Coffee.................................  $5.58    $25,668,000


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     Diedrich Coffee has granted the underwriters the right to purchase up to an additional 690,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on July 7, 1999.


                       ----------------------------------

BANCBOSTON ROBERTSON STEPHENS
                             DAIN RAUSCHER WESSELS
                               A DIVISION OF DAIN
                RAUSCHER INCORPORATED
                                                       FIRST SECURITY VAN KASPER


                 THE DATE OF THIS PROSPECTUS IS JUNE 30, 1999.

                        [INSERT DESCRIPTION OF ARTWORK]

INSIDE FRONT COVER

     Photograph of a cup of Diedrich drip coffee, a Diedrich cappuccino, a Diedrich ice blended coffee drink, and a caffe latte from our beverage menu. A selection of bakery goods and specialty coffee beans surround the coffee beverages. The Diedrich Coffee logo ("Diedrich" in block red letters above a crest, "coffee" in block letters below the crest) appears in the bottom right corner.

FRONT GATEFOLD

     [Photographs of the interior of a Diedrich coffeehouse and a barista serving a customer]
Caption: Voted Best Coffeehouse in Orange County, 1989, 1992, 1994, 1997, and 1998. Voted Best Coffeehouse in Houston, 1998.

     [Photograph of the exterior of a Gloria Jean's Mall Coffee Store]
Caption: Diedrich Coffee and Gloria Jean's Coffees: Two strong brands in the Coffeehouse and Mall Coffee Store markets.

     [Photograph of various Diedrich Coffee Papua New Guinea estate coffee products]
Caption: Through special relationships with small plantations and growers, Diedrich Coffee is able to acquire very rare estate coffees.

     [Photograph of Martin Diedrich, Chief Coffee Officer of Diedrich Coffee]
Caption: Our Chief Coffee Officer Martin Diedrich, a recognized expert in coffee, personally oversees the coffee selection and roasting. The Diedrich family has been involved in the specialty coffee industry for three generations.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "DIEDRICH COFFEE," "WE," "US" AND "OUR" REFER TO DIEDRICH COFFEE, INC., AS IT EXISTS BEFORE THE ACQUISITION AND THIS OFFERING OR, TOGETHER WITH COFFEE PEOPLE INC., AS THEY WILL EXIST AFTER THE ACQUISITION AND THIS OFFERING, AS THE CONTEXT REQUIRES.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................   11
A Warning about Forward-Looking Statements..................   18
The Coffee People Acquisition...............................   19
Use of Proceeds.............................................   20
Price Range of Diedrich Coffee Common Stock.................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Unaudited Pro Forma Combined Condensed Financial
  Information...............................................   23
Diedrich Coffee Selected Financial Data.....................   29
Diedrich Coffee Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............   30
Coffee People Selected Financial Data.......................   38
Coffee People Management's Discussion and Analysis of
  Financial Information and Results of Operations...........   39
Business....................................................   48
Management..................................................   64
Transactions Involving Officers, Directors and Principal
  Stockholders..............................................   72
Principal Stockholders......................................   73
Description of Capital Stock................................   75
Shares Eligible for Future Sale.............................   77
Underwriting................................................   78
Legal Matters...............................................   80
Experts.....................................................   80
Where You Can Find Additional Information...................   80
Index to Financial Statements...............................  F-1

                            ------------------------

     "Diedrich Coffee," "Wiener Melange," "Harvest Peak," "SCOOP-A-CCINO" and "Flor de Apanas" are registered trademarks and service marks of Diedrich Coffee. "Coffee People," "Coffee Plantation," "Gloria Jean's," "Motor Moka" and "Aero Moka" are registered trademarks and service marks of Coffee People. This prospectus contains other trademarks, service marks and tradenames of Diedrich Coffee, Coffee People and other companies.

                                    SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and related notes, before deciding to invest in our common stock. Except as otherwise noted, all information in this prospectus assumes the underwriters will not exercise their over-allotment option. Diedrich Coffee's fiscal year ends on the Wednesday closest to January
31. Coffee People's fiscal year ends on the last Saturday in June. Following this offering, we intend to change our fiscal year to the 52 or 53 week period ending on the Wednesday closest to June 30 of each year.

                                DIEDRICH COFFEE

     Diedrich Coffee, following the acquisition of Coffee People, will be the second largest specialty coffee retailer in the United States with annual systemwide sales of more than $150 million through 361 retail locations in 38 states and 6 foreign countries. We sell specialty brewed coffee and espresso-based beverages such as cappuccinos, lattes, mochas and espressos and various blended drinks through these company-owned and franchised retail locations. To complement beverage sales, we also sell light food items, specialty whole bean coffee and accessories at our retail locations. In addition to our network of retail locations, we will operate a large coffee roasting facility located in Northern California that is presently operated by Coffee People and will provide high-quality, freshly roasted coffee beans for our retail locations and our wholesale accounts. We have over 300 wholesale accounts with businesses and restaurant chains, such as Ruth's Chris Steakhouses (California/Arizona locations), El Torito, Claim Jumper and Islands Restaurants.

     We believe that as the specialty coffee market has matured, distinct segments have emerged: espresso/coffee bars, coffeehouses and mall coffee stores. Espresso/coffee bars offer limited seating to facilitate quick customer turnover, are generally less than 1,200 square feet in size and are usually located in densely populated urban areas. Coffeehouses are generally greater than 1,200 square feet in size, located in suburban areas, and encourage customers to linger and enjoy a more relaxed, comfortable atmosphere. Mall coffee stores cater to mall consumers and place a heavier emphasis on the sale of flavored whole bean coffee and coffee-related merchandise. Based on the number of domestic retail coffee locations, Starbucks is the leader in the espresso/coffee bar segment, Gloria Jean's is the leader in the mall coffee store segment and there is presently no leader in the coffeehouse segment. Our business objective is to be the leading specialty coffee company in both the coffeehouse and mall coffee store segments.

     We differentiate ourselves from other specialty coffee producers by roasting our coffee beans in accordance with proprietary recipes developed over three generations by the Diedrich family. Our roasting recipes take into account the specific variety, origin and physical characteristics of each coffee bean to maximize its unique flavor. In addition, we seek to differentiate our coffeehouses by offering our customers a broad line of superior tasting coffee products and a high level of personalized customer service, which generate strong sales and customer loyalty. Diedrich coffeehouses offer a warm, friendly environment specifically designed to encourage guests to linger with friends and business associates or to relax alone in comfort. Ample seating is augmented by cozy sofas and comfortable chairs to create intimate nooks for meeting and relaxing. The critical components of our coffeehouse concept include high quality, fresh roasted coffee and superior customer service by knowledgeable employees.

     The first retail store operating under the name of Diedrich Coffee commenced operations in 1972. Our retail operations grew rapidly until 1997 when we experienced difficulties managing such rapid growth. Diedrich Coffee restructured its operations and, in November 1997, our board of directors retained John Martin as Chairman of the Board and Tim Ryan as President and Chief Executive Officer. Messrs. Martin and Ryan collectively bring more than 55 years of multi-unit food service experience to our company. They joined our founder, Martin Diedrich, a recognized expert in sourcing, tasting and roasting coffee, and began the process of building a team of experienced restaurant industry executives to develop the Diedrich Coffee brand. To further our objective to be the leading specialty coffee company in both the coffeehouse and mall coffee store segments, our management team implemented a growth strategy to increase our number of retail locations and the sale of coffee products through other distribution channels.

     In order to implement our growth strategy, we intend to:

     - focus on franchising through large, experienced area developers;

     - develop additional company-operated retail locations;

     - continue expanding our wholesale distribution channels;

     - pursue the acquisition of selected coffee retailers; and

     - explore international expansion.

     While we believe that the mall coffee store segment has the capacity for additional growth through owner-operator franchise agreements, we feel that the coffeehouse segment has broader national and international potential. Consequently, our objective is to expand our operations to 1,200 to 1,500 coffeehouses, as well as carts and kiosks, through large area franchise development with experienced, well-capitalized, multi-unit franchise operators interested in opening between 30 and 70 coffeehouses over a 5 to 7 year period.

     During the second half of 1998, we announced two area development agreements with franchisees located in North Carolina and Southern California. During 1999 we have announced three additional area development agreements to open coffeehouses in Kentucky, Tennessee, Northern Florida and Los Angeles, California. In total, these agreements call for the development of up to 274 coffeehouses, as well as carts and kiosks, over the next 5 to 7 years. In addition, these agreements contain options to develop an additional 148 coffeehouses in Arizona and the San Francisco Bay Area.

                         THE COFFEE PEOPLE ACQUISITION

     In the third quarter of 1998, our management team recognized the value of acquiring Coffee People as a strategic opportunity to:

     - assume a market leadership position in an additional segment -- mall coffee stores;

     - achieve economies of scale in purchasing, roasting, packaging and distribution;

     - improve stability of financial and business operations through increased cash flow and earnings; and

     - accelerate the growth of our core coffeehouse concept.

     In March 1999, we agreed to acquire Coffee People through a merger in which Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. The common stock of Coffee People is currently traded on the Nasdaq SmallCap Market under the symbol "MOKA." Coffee People operates 3 retail brands -- Gloria Jean's, Coffee People and Coffee Plantation -- with 320 franchised and company-owned retail locations throughout the United States and in 6 foreign countries. We intend to convert Coffee People and Coffee Plantation coffeehouses to the Diedrich Coffee brand. We do not intend to convert the Gloria Jean's brand to the Diedrich Coffee brand in the near future. Rather, we intend to implement new strategies to strengthen and reposition the Gloria Jean's brand to maintain its leadership position within its market segment. Founded in 1979, the Gloria Jean's concept offers a recognized brand name with growth potential. Gloria Jean's outlets generally offer a full range of flavored and unflavored coffee beans, coffee beverages and a variety of related gifts, supplies and accessories.

As a result of the acquisition, Coffee People stockholders will receive in the aggregate for their shares:

     - $23.0 million in cash; and

     - 1.5 million shares of Diedrich Coffee common stock.

     The completion of this equity offering is contingent upon the acquisition's completion. The acquisition's completion is subject to a number of conditions, including the approval of the Diedrich Coffee and Coffee People stockholders and completion of the acquisition of Coffee People by July 15, 1999. These stockholder approvals will be obtained and the acquisition will be completed immediately before the completion of this equity offering.
                            ------------------------

     We are a Delaware corporation. Our principal executive offices are located at 2144 Michelson Drive, Irvine, California 92612, and our telephone number is
(949) 260-1600.

                                  THE OFFERING

Common stock offered by Diedrich
Coffee................................     4,600,000 shares

Common stock outstanding after this
offering..............................     12,273,538 shares(1)

Over-allotment option.................     690,000 shares


Use of proceeds.......................     We intend to use the estimated net
                                           proceeds of approximately $25.1
                                           million as follows:



                                           - $23.0 million to finance the cash
                                             payment to Coffee People
                                             stockholders in the acquisition;
                                             and


                                           - the remaining proceeds for general
                                             corporate purposes. See "Use of
                                             Proceeds."

Nasdaq National Market symbol.........     DDRX
-------------------------

(1) Based on 6,173,538 shares outstanding as of June 29, 1999 and 1,500,000 shares to be issued to Coffee People stockholders in connection with the acquisition of Coffee People. Excludes 2,174,267 shares of common stock reserved for issuance upon the exercise of options outstanding at a weighted average exercise price of $6.17 per share, 850,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $2.25 per share, 70,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.625 per share and 192,417 shares of common stock remain available for new grants under our stock option plans.

                               SUMMARY FINANCIAL DATA

     We are providing the following financial information to aid you in your analysis of your investment in Diedrich Coffee common stock. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in this document.

      SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The acquisition of Coffee People will be accounted for as a purchase transaction, which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time Diedrich Coffee and Coffee People are combined. We are providing the following financial information to aid you in your analysis of the financial aspects of the acquisition and this offering.

     We have presented unaudited pro forma combined condensed statements of operations and operating data for Diedrich Coffee's fiscal year ended January 27, 1999 and fiscal quarter ended April 28, 1999 that assumes the acquisition of Coffee People was completed and the new debt was issued on January 29, 1998. For the fiscal year ended January 27, 1999, we also assume that the merger between Coffee People and Gloria Jean's occurred on December 13, 1997. We derived this information from the audited financial statements for Diedrich Coffee for the fiscal year ended January 27, 1999 and unaudited statements of operations and operating data for Diedrich Coffee for the 13 weeks ended April 28, 1999, and for Coffee People for the 52 weeks ended December 12, 1998 and the 12 weeks ended March 6, 1999. Following this offering, we intend to change our fiscal year to the 52 or 53 week period ending on the Wednesday closest to June 30 of each year.

     We have also presented unaudited pro forma combined condensed balance sheet data as of April 28, 1999. This presentation assumes that the acquisition of Coffee People has been completed, that the new debt has been issued and reflects the sale of shares in this offering and the application of the net proceeds. We derived this information from Diedrich Coffee's balance sheet data as of April 28, 1999 and Coffee People's balance sheet data as of March 6, 1999.

     This information is only a summary of the unaudited pro forma combined condensed financial information presented in pages 23 through 28 and should be read in conjunction with our historical financial statements and related notes. Although this pro forma financial information has been prepared based on currently available information using assumptions we believe are appropriate, you should note that this information may not be indicative of what actual results would be in the future or would have been for the periods presented. You should read the notes to the unaudited pro forma combined condensed financial statements for further discussion of the assumptions we made to prepare this information.

     The unaudited pro forma combined financial data does not reflect certain cost savings that management believes may be realized after the acquisition.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            FOR FISCAL YEAR               FOR FISCAL QUARTER
                                                         ENDED JANUARY 27, 1999          ENDED APRIL 28, 1999
                                                      ADJUSTED FOR THE ACQUISITION   ADJUSTED FOR THE ACQUISITION
                                                      ----------------------------   ----------------------------
STATEMENTS OF OPERATIONS DATA:
Total revenues......................................            $ 77,311                       $18,837
Acquisition and integration expenses................               1,236                           151
Depreciation and amortization.......................               4,203                           857
Income (loss) from continuing operations............              (4,182)                           82
Net loss............................................            $ (3,736)                      $  (240)
Weighted average shares outstanding -- basic and
  diluted...........................................              12,034                        12,273
Loss from continuing operations per common and
  equivalent share..................................            $  (0.31)                      $ (0.02)
OPERATING DATA:
Retail locations open (at end of period):
  Company-operated locations........................                 108                           105
  Franchised locations..............................                 258                           257
                                                                --------                       -------
         Total retail locations.....................                 366                           362
                                                                ========                       =======
Systemwide sales(1):
  Company-operated locations........................            $ 52,159                       $12,555
  Franchised locations..............................              94,330                        25,344
                                                                --------                       -------
         Total systemwide sales.....................            $146,489                       $37,899
                                                                ========                       =======
Wholesale revenues..................................            $ 18,797                       $ 4,342



                                                              APRIL 28, 1999
                                                              --------------
                                                              AS ADJUSTED(3)
                                                              --------------
BALANCE SHEET DATA:
Working capital(2)..........................................     $ 7,723
Total assets................................................      61,632
Long-term debt and capital lease obligations, less current
  portion...................................................      10,643
Total stockholders' equity..................................     $39,560


-------------------------
(1) Consists of retail sales from company-operated retail locations and reported sales from franchised locations.

(2) Working capital is defined as current assets less current liabilities derived from the unaudited pro forma combined condensed balance sheet.


(3) Reflects the sale of 4,600,000 shares of common stock offered at the public offering price of $6.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Please see "Use of Proceeds" for information regarding our anticipated use of the proceeds of this offering and "Capitalization" for information regarding our capitalization following this offering.

                         DIEDRICH COFFEE FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      FOR FISCAL YEARS ENDED                      FOR FISCAL QUARTERS ENDED
                                      ------------------------------------------------------   -------------------------------
                                      JANUARY 29, 1997   JANUARY 28, 1998   JANUARY 27, 1999   APRIL 29, 1998   APRIL 28, 1999
                                      ----------------   ----------------   ----------------   --------------   --------------
                                                                                                (UNAUDITED)      (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Total revenues......................      $19,812            $22,982            $24,215           $ 5,923          $ 6,098
Provision for asset impairment and
  restructuring costs...............           --             (3,902)                --                --               --
Depreciation and amortization.......        1,054              1,785              1,941               482              507
Income (loss) from continuing
  operations........................       (1,028)            (8,907)            (2,265)             (649)            (470)
Net income (loss)...................      $  (986)           $(9,113)           $(2,562)          $  (746)         $  (568)
Weighted average shares
  outstanding -- basic and
  diluted...........................        4,414              5,393              5,934             5,801            6,173
Earnings (loss) per share -- basic
  and diluted(1)....................      $ (0.22)           $ (1.69)           $ (0.43)          $ (0.13)         $ (0.09)
OPERATING DATA (UNAUDITED):
Retail locations open (at end of
  period):
  Company-operated locations........           47                 41                 43                43               40
  Franchised locations..............           --                 --                 --                --                2
                                          -------            -------            -------           -------          -------
          Total retail locations....           47                 41                 43                43               42
                                          =======            =======            =======           =======          =======
Systemwide sales(2):
  Company-operated locations........      $18,118            $20,760            $21,248           $ 5,285          $ 5,190
  Franchised locations..............           --                 --                 --                --              200
                                          -------            -------            -------           -------          -------
          Total systemwide sales....      $18,118            $20,760            $21,248           $ 5,285          $ 5,390
                                          =======            =======            =======           =======          =======
Wholesale revenues..................      $ 1,695            $ 2,222            $ 2,767           $   638          $   858

                                                                                                                APRIL 28, 1999
                                                                                                                --------------
BALANCE SHEET DATA (UNAUDITED):
Total assets.................................................................................................      $12,628
  Long-term debt and capital leases..........................................................................        2,759
  Total stockholders' equity.................................................................................      $ 5,460

-------------------------
(1) Net loss per share for fiscal 1997, 1998 and 1999 is presented as basic earnings per share under the provisions of SFAS 128.

(2) For the fiscal quarter ended April 28, 1999, systemwide sales consist of retail sales from company-operated retail locations and reported sales from franchised coffeehouses. As the first Diedrich Coffee franchised coffeehouse location opened after January 27, 1999, systemwide sales consist of retail sales from company-operated retail locations for the other periods presented.

                          COFFEE PEOPLE FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    FOR THE
                                   -------------------------------------------------------------------------
                                                                                                PRO FORMA(1)
                                   39 WEEKS   52 WEEKS   52 WEEKS    36 WEEKS      36 WEEKS       52 WEEKS
                                    ENDED      ENDED      ENDED        ENDED         ENDED         ENDED
                                   JUNE 29,   JUNE 28,   JUNE 27,    MARCH 7,      MARCH 6,     DECEMBER 12,
                                     1996       1997       1998        1998          1999           1998
                                   --------   --------   --------   -----------   -----------   ------------
                                                                    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Total revenues...................  $24,957    $ 30,579   $ 35,051     $25,495       $40,129       $ 53,096
Acquisition and integration
  expense........................       --          --        437          --           950          1,236
Depreciation and amortization....      978       1,152      1,811       1,109         1,152             --
Income (loss) from operations....    1,986      (1,185)     1,197       3,310           986         (1,467)
Net income (loss)................  $ 1,224    $ (1,190)  $    738     $ 2,005       $   400       $ (1,212)
Weighted average shares
  outstanding -- basic and
  diluted........................    7,461       7,461      7,812       7,461        10,755         10,764
Earnings (loss) per share-basic
  and diluted....................  $  0.16    $  (0.16)  $   0.09     $  0.27       $  0.04       $  (0.11)

OPERATING DATA (UNAUDITED):
Retail locations open (at end of
  period):
  Company-operated locations.....       23          31         69          26            65             65
  Franchised locations...........      224         236        246         254           255            258
                                   -------    --------   --------     -------       -------       --------
          Total retail
            locations............      247         267        315         280           320            323
                                   =======    ========   ========     =======       =======       ========
Systemwide sales(2):
  Company-operated locations.....  $ 6,657    $  7,631   $ 11,436     $ 6,891       $22,429       $ 30,911
  Franchised locations...........   73,247      94,434     95,349      70,980        70,483         94,330
                                   -------    --------   --------     -------       -------       --------
          Total systemwide
            sales................  $79,904    $102,065   $106,785     $77,871       $92,912       $125,241
                                   =======    ========   ========     =======       =======       ========
Wholesale revenues...............   13,329      17,079     17,580      14,020        12,944         16,030

                                                                                               MARCH 6,
                                                                                                 1999
                                                                                             ------------
BALANCE SHEET DATA (UNAUDITED):
Total assets..............................................................................     $ 54,288
Long-term debt............................................................................        2,727
Total stockholders' equity................................................................     $ 43,919

-------------------------
(1) The pro forma information is presented as if the merger between Coffee People and Gloria Jean's had been completed on December 13, 1997.

(2) Consists of retail sales from company-operated retail locations and reported sales from franchised locations.

                                  RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. Our business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE OUR GROWTH STRATEGY, OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE ADVERSELY IMPACTED

     As of June 1, 1999, we operated 39 retail locations, which we managed on a day-to-day basis, and had 2 franchised retail locations. We are acquiring 26 Coffee People brand retail locations, 14 Coffee Plantation retail locations and 280 Gloria Jean's retail locations. The Gloria Jean's retail locations are predominantly franchised and located in malls. Our growth strategy contemplates franchise area development for additional Diedrich coffeehouses as well as opening new company-operated coffeehouses. In addition, we plan to continue single store franchise development for Gloria Jean's and to increase wholesale sales for both Diedrich Coffee and Gloria Jean's. Implementation of our growth strategy may divert management's attention from other aspects of our business and place a strain on management, operational and financial resources, and accounting systems. Our continued growth will require us to:

     - attract franchise area developers for Diedrich Coffee in the United States and internationally;

     - attract single store franchisees for Gloria Jean's in the United States and internationally;

     - continue to upgrade products and programs at Gloria Jean's;

     - expand wholesale sales of Diedrich Coffee and Gloria Jean's;

     - evaluate the potential acquisition of complementary coffee retailers;

     - obtain (or have our franchise area developers obtain) suitable sites at acceptable costs in highly competitive real estate markets;

     - hire, train and retain qualified personnel;

     - integrate newly franchised or corporate locations into existing product distribution;

     - improve inventory control, marketing and information systems; and

     - impose and maintain strict quality control from green coffee acquisition to the fresh cup of brewed coffee in a customer's hand.

     Should our franchisees encounter business or operational difficulties, anticipated revenues from franchise fees, including royalties, and product sales to franchisees could be adversely affected. These adverse results could also affect our ability to sell additional franchises.

HISTORICAL LOSSES MAY CONTINUE AND, AS A RESULT, THE PRICE OF OUR COMMON STOCK MAY BE NEGATIVELY AFFECTED

     We had a net loss of $568,000 for the fiscal quarter ended April 28, 1999 and net losses of $2,562,000, $9,113,000, and $986,000 for the fiscal years ended January, 1999, 1998 and 1997, respectively. Coffee People reported net income of $400,000 for the 3 fiscal quarters ended March 6, 1999, net income of $738,000 for the fiscal year ended June 27, 1998, and a net loss of $1,190,000 for the fiscal year ended June 28, 1997. We expect to sustain net losses for the foreseeable future for the combined operations of Diedrich Coffee and Coffee People. As a combined operation, we may never achieve profitability. Although our revenues have grown in recent quarters, we may not be able to sustain these growth rates. In addition, such growth rates are not necessarily indicative of future growth. See "Diedrich Coffee Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Coffee People Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR GROWTH THROUGH FRANCHISE AREA DEVELOPMENT MAY NOT OCCUR AS RAPIDLY AS WE CURRENTLY ANTICIPATE

     We must continue to execute new franchise area development agreements with franchisees in order to achieve the objective of our growth strategy to expand our operations to 1,200 to 1,500 coffeehouses over the next 5 to 7 years. On September 16, 1998, we announced our first franchise area development agreement providing for the development of 44 coffeehouses and a number of carts and kiosks over a 5 year period. Since that date, we have entered into 4 additional franchise area development agreements providing for the development of 230 coffeehouses. To date, no coffeehouses have opened under the franchise area development agreements. Our ability to attract, retain and contract with qualified franchise operators will become increasingly important to our operations as we expand. In addition, the coffeehouses contemplated in executed franchise area development agreements may not open on the anticipated development schedule. Our franchise area development strategy may not enhance our results of operations. Failure to execute on our strategy to grow through franchise area development will harm our business, financial condition and results of operations.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD HAVE A NEGATIVE EFFECT ON THE PRICE OF OUR COMMON STOCK

     Our operating results will fluctuate from quarter to quarter as the result of a number of factors, including:

     - fluctuations in prices of unroasted coffee;

     - labor costs for our hourly and management personnel, including increases in federal or state minimum wage requirements;

     - the number, timing, mix and cost of coffeehouse and mall coffee store openings, franchises, acquisitions or closings;

     - comparable store sales results;

     - the timing of realizing amortization and other expenses associated with acquisitions;

     - changes in consumer preferences; and

     - the level of competition from existing or new competitors in the specialty coffee industry.

     We incur significant pre-opening expenses associated with our company-owned coffeehouses and new coffeehouses experience an initial period of operating losses. As a result, the opening of a significant number of company-owned coffeehouses in a single period will have an adverse effect on our results of operations. Due to the foregoing, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and such comparisons should not be relied upon as indicators of future performance. From time to time in the future, our operating results likely will fall below the expectations of investors and public market securities analysts. Quarterly fluctuations, for any reason, could cause our stock price to decline.

     In addition, our business is subject to seasonal fluctuations. The December holiday season generally experiences the highest sales. Hot weather tends to depress sales of hot coffee and espresso drinks, especially unseasonably warm weather. Consequently, we will continue to experience significant fluctuations in quarterly results. See "Diedrich Coffee Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results" and "Coffee People Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

WE MAY EXPERIENCE DIFFICULTIES INTEGRATING COFFEE PEOPLE AFTER THE ACQUISITION

     We may experience difficulties integrating our operations with those of Coffee People, and there can be no assurance that we will realize the operating efficiencies and cost savings that we believe the acquisition will provide. After the acquisition's completion, we intend to integrate, among other things, roasting, packaging, purchasing, product development, information systems and administrative functions with those of Coffee People. The integration of the combined operations may temporarily distract management from the day-to-day business of the combined company after the acquisition. For example, Coffee People's integration will require the experience and expertise of certain key managers of Coffee People whom we expect to retain. There is no assurance that these Coffee People managers will remain with us for the time period necessary to successfully integrate Coffee People's operations. We expect to incur restructuring and integration costs from combining Coffee People's operations with ours. These costs may be substantial and may include costs for employee severance, relocation and disposition of excess equipment and other acquisition-related costs. We have not yet determined the total amount of these costs.

WE MAY BE REQUIRED TO SPEND MORE OF OUR CASH RESERVES BECAUSE OF THE ACQUISITION THAN WE ANTICIPATED

     Even if we are able to successfully integrate the operations of Coffee People, there is no assurance that such integration will result in the realization of the full benefits of the cost savings, efficiencies or revenue enhancements that we currently expect or that such benefits will be achieved within the time frame that we currently anticipate. The cost savings and other benefits from the acquisition may be offset by costs incurred in integrating Coffee People's operations, as well as by increases in other expenses, by operating losses or by problems in the business unrelated to the acquisition.

WE MAY LOSE CUSTOMERS WHEN WE CONVERT COFFEE PEOPLE AND COFFEE PLANTATION BRAND COFFEEHOUSES TO THE DIEDRICH COFFEE BRAND

     Most Coffee People brand and Coffee Plantation retail locations are neighborhood coffeehouses, which have loyal customers that are accustomed to and expect Coffee People and Coffee Plantation brand products. We may lose these customers when we convert the coffeehouses to the Diedrich Coffee brand.

THE LOSS OF KEY PERSONNEL OR OUR INABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD SIGNIFICANTLY DISRUPT OUR BUSINESS

     Our continued success largely will depend on the efforts and abilities of our executive officers and other key employees, particularly John E. Martin, Chairman of the Board, Timothy J. Ryan, President and Chief Executive Officer, and Martin Diedrich, Chief Coffee Officer. The loss of services of these individuals could disrupt operations. Although Diedrich Coffee has employment agreements with Messrs. Martin, Ryan and Diedrich, any of its executive officers can terminate their employment if they choose to do so. See
"Management -- Executive Compensation -- Employment Agreements and Compensatory Arrangements."

     In addition, our success and the success of our franchisees will depend upon our and their ability to attract and retain highly motivated, well-qualified retail operators and other management personnel, as well as a sufficient number of qualified employees. Qualified individuals needed to fill these positions are in short supply in some geographic areas. Our inability to recruit and retain such individuals may delay the planned openings of new retail locations or result in higher employee turnover in existing retail locations, which could have a material adverse effect on our business or results of operations.

THE VALUE OF OUR STOCK AFTER THE ACQUISITION AND THIS OFFERING COULD CONTINUE TO BE VOLATILE

     The trading price of our common stock has fluctuated significantly in the past. Often, these fluctuations have been greater than those experienced by the stock market in general. The trading price of our common stock after the acquisition and this offering is likely to continue experiencing wide price fluctuations in response to factors such as:

     - actual or anticipated variations in revenues or operating results;

     - comments or recommendations issued by analysts who follow us and our competitors;

     - failure to meet analysts' expectations of performance; and

     - our ability to execute our franchising strategy.

IF WE ARE UNABLE TO OBTAIN ACCEPTABLE FINANCING, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH STRATEGY

     In order to achieve our anticipated growth and the expansion of our wholesale and retail business, including new coffeehouse construction and franchising, we will need to incur debt or issue additional stock in public or private financings. If additional funds are raised through the issuance of stock, dilution to stockholders may result. If additional funds are raised through the incurrence of debt, these debt instruments will likely contain restrictive financial, maintenance and security covenants, which could have a material adverse effect on our business, financial condition and results of operations. This additional financing may not be available at all or on terms satisfactory to us.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE THE RESOURCES TO COMPETE EFFECTIVELY

     The highly competitive nature of the retail specialty coffee market could adversely affect our business and financial condition. With low barriers to entry, competition in the industry is expected to increase from national and regional chains, franchise operators and local specialty coffee stores. We compete directly against all other premium coffee roasters, coffeehouses, espresso/coffee bars and mall coffee stores, as well as against restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts and stores. In addition, we compete to draw consumers of standard or commercial coffee to premium coffee. Our whole bean coffees compete directly against specialty coffees sold at retail through supermarkets, specialty retailers and a growing number of specialty coffee stores. We believe that our customers choose among retailers primarily on the basis of product quality, service, coffeehouse ambiance, convenience and, to a lesser extent, on price.

     We compete with a growing number of specialty coffee retailers including Starbucks, Seattle's Best Coffee, Barnie's, Coffee Beanery Ltd., Caribou, Peet's Coffee and many others. The attractiveness of the gourmet specialty coffeehouse market may draw additional competitors with substantially greater financial, marketing and operating resources than us. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our coffees. Other specialty coffee companies including Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees and Green Mountain Coffee Roasters, sell whole bean coffees in supermarkets and variety and discount stores.

     The performance of individual coffeehouses or mall coffee stores may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses or mall coffee stores. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses and mall coffee stores in particular.

OUR LACK OF DIVERSIFICATION MAY AFFECT BUSINESS IF DEMAND IS REDUCED

     Our business is primarily centered on one product: fresh premium custom-roasted coffee. To date, our operations have been limited to primarily the purchase and roasting of green coffee beans and the sale of whole bean coffee, coffee beverages and espresso drinks through our coffeehouses and our wholesale coffee and mail order businesses. Any decrease in demand for coffee would have a material adverse effect on our business, operating results and financial condition.

SOME STOCKHOLDERS WILL CONTINUE TO INFLUENCE MATTERS AFFECTING US, WHICH MAY CONFLICT WITH YOUR INTERESTS

     Our current directors and officers beneficially own approximately 58% of our outstanding shares of common stock before the acquisition and this offering. After giving effect to the acquisition and this offering, these stockholders will own approximately 33% of the voting power of our outstanding common stock, depending on the number of shares sold in this offering and issued to Coffee People stockholders in the acquisition. In addition, The Second Cup Ltd, which is the majority stockholder of Coffee People, will receive approximately 1,039,500 shares of our common stock in connection with the acquisition of Coffee People. After giving effect to the acquisition and this offering, this will represent approximately 8% of our outstanding shares of common stock. As a result of this stock ownership, these stockholders may act in concert and continue to influence the vote on all matters submitted to a vote of our stockholders, including the election of directors, amendments to the certificate of incorporation and the by-laws and approval of significant corporate transactions. See "Description of Capital Stock." This consolidation of voting power could also delay, deter or prevent a change-in-control of Diedrich Coffee that might be otherwise beneficial to stockholders.

OUR COMPANY-OPERATED RETAIL LOCATIONS ARE CONCENTRATED IN THE WESTERN REGION OF THE UNITED STATES, AND THEREFORE OUR BUSINESS IS SUBJECT TO FLUCTUATIONS IF ADVERSE BUSINESS CONDITIONS OCCUR IN THAT REGION

     After the acquisition, our company-operated retail locations will be primarily located in the western region of the United States. Accordingly, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in this region, including natural or other disasters. In addition, some of our competitors have many more retail locations than we do. Consequently, adverse economic or other conditions in a region, a decline in the profitability of several existing retail locations or the introduction of several unsuccessful new retail locations in a geographic area could have a more significant effect on our results of operations than would be the case for a company with a larger number of retail locations or with more geographically dispersed retail locations.

OUR SUPPLY COSTS MAY BE HIGHER THAN WE EXPECT BECAUSE OF FLUCTUATIONS IN AVAILABILITY AND COST OF UNROASTED COFFEE

     Increases in the price of green coffee, or the unavailability of adequate supplies of green coffee of the quality we seek, whether due to the failure of our suppliers to perform, conditions in coffee-producing countries, or otherwise, could have a material adverse effect on our results of operations. We depend upon both outside brokers and our direct contacts with exporters and growers in countries of origin for our supply of green coffee. Coffee supply and price are subject to significant volatility beyond our control. Although most coffee trades in the commodity market, coffee of the quality we seek tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending upon the origin, supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the International Coffee Organization or the Association of Coffee Producing Countries. These organizations have historically attempted to establish commodity price controls of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. These organizations, or others, may succeed in raising green coffee prices. Should this happen, we may not be able to maintain our gross margins by raising prices without affecting demand.

WE COULD BE SUBJECT TO ADVERSE PUBLICITY OR CLAIMS FROM OUR GUESTS

     We may be the subject of complaints or litigation from guests alleging beverage and food-related illness, injuries suffered on the premises or other quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect us, regardless of whether such allegations are true or whether we are ultimately held liable. We may also be the subject of complaints or allegations from current, former or prospective employees from time-to-time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business, financial condition and results of operations.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY SPENDING COULD NEGATIVELY AFFECT OUR RESULTS

     Our retail locations offer specialty coffee beans, brewed coffee beverages, espresso-based beverages, blended drinks and light food items served in a casual setting. Our continued success depends, in part, upon the popularity of these types of coffee-based beverages and this style of casual dining. Shifts in consumer preferences away from our coffee-based beverages or casual setting could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could adversely affect our business, financial condition, operating results and cash flows.

WE MAY NOT BE ABLE TO RENEW LEASES OR CONTROL RENT INCREASES AT OUR RETAIL LOCATIONS

     Following the acquisition, all but 2 of our 78 company-operated coffeehouses are on leased premises. Gloria Jean's stores are generally leased by an indirect subsidiary of Coffee People and, in most cases, the franchisees pay their rent directly to their landlord. Upon the expiration of some of these leases, there is no automatic renewal or option to renew. Consequently, these leases may not be renewed. If they are renewed, rents may increase substantially. Either of these events could adversely affect us. Other leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE

     We cannot predict the effect, if any, that future sales of shares of our common stock or the availability of such shares for future sale will have on its market price from time-to-time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our stock.

OUR FAILURE OR INABILITY TO ENFORCE OUR TRADEMARKS AND TRADE NAMES COULD ADVERSELY AFFECT OUR EFFORTS TO ESTABLISH BRAND EQUITY

     Our ability to successfully expand our concept will depend in part on our ability to maintain "brand equity" through the use of our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos. We currently hold a number of trademarks and service marks related to our brands. Some or all of our rights related to our intellectual property may not be enforceable, even if registered, against any prior users of similar intellectual property or our competitors who seek or intend to utilize similar intellectual property in areas where we operate or intend to conduct operations. If we fail to enforce our intellectual property rights, we may be unable to capitalize on our efforts to maintain brand equity. It is possible that we will encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations, including foreign countries. Claims from prior users could limit our operations and possibly cause us to pay damages or licensing fees to a prior user or registrant of similar intellectual property. See "Business -- Intellectual Property."

FUTURE CHANGES IN MINIMUM WAGE REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS

     A number of our employees are subject to various minimum wage requirements. Many of our employees work in retail locations located in California and receive salaries equal to the California minimum wage. The minimum wage in California rose from $5.00 per hour effective March 1, 1997 to $5.75 per hour effective March 1, 1998. Additionally, the minimum wage in Oregon recently rose to $6.50 per hour. There can be no assurance that similar increases will not be implemented in these or other jurisdictions in which we operate or seek to operate. In addition, the federal minimum wage increased to $5.15 per hour effective September 1, 1997. There can be no assurance that we will be able to pass additional increases in labor costs through to our guests in the form of price adjustments and, accordingly, such minimum wage increases could have a material adverse effect on our business, financial condition, results of operations or cash flows.

COMPLIANCE WITH HEALTH, FRANCHISING AND OTHER GOVERNMENT REGULATIONS APPLICABLE TO US COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Each retail location and roasting facility is and will be subject to licensing and reporting requirements by numerous governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments relating to the development and operation of retail locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any or all of these laws or regulations could have a material adverse effect on our business, financial condition and results of operations. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations or could materially and adversely affect the operation of existing retail locations. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective and timely basis in order to construct and develop retail locations in the future.


     We are also subject to federal regulation and certain foreign and state laws that govern the offer and sale of franchises and the franchisor-franchisee relationship. Many foreign and state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some foreign countries and states require companies to register certain materials before franchises can be offered or sold in that country or state. The failure to obtain or retain licenses or registration approvals to sell franchises could delay or preclude franchise sales and otherwise adversely affect our business, financial condition and results of operations. Additionally, any franchise law violations may give existing and future franchisees a basis to bring claims against the company. Franchise law violation claims could include unfair business practices, negligent misrepresentation, fraud, and statutory franchise investment and/or relationship violations. Remedies may include damages and/or rescission of the franchise agreement by the franchisee. Coffee People has not always been in technical compliance with a number of state, federal and foreign franchise laws. Claims against us may already exist and their assertion could adversely affect our business, financial condition, and results of operations. See "Business -- Government Regulation."


GROWTH OF OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL

     As part of the Coffee People acquisition, we are acquiring 35 Gloria Jean's franchised stores located outside of the United States and its territories. As part of our growth strategy, we will be seeking franchise developers internationally for Diedrich coffeehouses and Gloria Jean's stores. As a result, our business and operations will be increasingly subject to the risk of changes in economic conditions and, to a lesser extent, changes in social and political conditions inherent in foreign operations, including changes in U.S. laws and regulations relating to foreign trade and investment. In addition, consumer tastes vary from region to region, and consumers located in the regions in which we intend to expand our retail operations may not be as receptive to specialty coffees as consumers in existing markets.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this document that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our and the combined company's financial condition, operations, plans, objectives and performance. Additionally, when we make statements about the acquisition, such as anticipated cost savings or restructuring charges associated with the acquisition, we are making forward-looking statements. When we use the words "believe," "expect," "anticipate," "estimate" or similar expressions, we are also making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of Diedrich Coffee and Coffee People and the combined company after the acquisition. This could cause our results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you make an investment decision, along with the following possible events or factors:

     - our growth strategy may not be as successful as we expect if we are unable to attract franchise area developers or single store franchisees;

     - our revenues after the acquisition could be lower than we expect, our restructuring charges could be higher than we expect and our operating costs could be greater than we expect;

     - we may encounter difficulties and incur additional expenses integrating Diedrich Coffee's and Coffee People's businesses, brands or operating systems or retaining key personnel;

     - competition within the retail specialty coffee market may intensify;

     - inclement weather or adverse political changes may significantly increase our coffee costs; and

     - adverse changes may occur in the securities or financial markets.

     In addition, this document contains forward-looking statements attributed to third parties relating to their estimates regarding the specialty coffee business. You should not place undue reliance on these forward-looking statements.

                         THE COFFEE PEOPLE ACQUISITION

     On March 16, 1999, we signed a merger agreement with Coffee People that contemplates our acquisition of Coffee People. The common stock of Coffee People is currently traded on the Nasdaq SmallCap Market under the symbol "MOKA." The acquisition will be completed immediately before the completion of this equity offering.

     Coffee People operates 3 retail brands -- Gloria Jean's, Coffee People and Coffee Plantation -- with 320 franchised and company-owned retail locations throughout the United States and in 6 foreign countries. We intend to convert Coffee People and Coffee Plantation coffeehouses to the Diedrich Coffee brand. We do not intend to convert the Gloria Jean's brand to the Diedrich Coffee brand in the near future. Rather, we intend to implement new strategies to strengthen and reposition the Gloria Jean's brand within its market segment. Founded in 1979, the Gloria Jean's concept offers a recognized brand name with solid growth potential. Gloria Jean's outlets generally offer a full range of flavored and unflavored coffee beans, coffee beverages and a variety of related gifts, supplies and accessories.

     The acquisition will occur through a merger in which Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. As a result of the acquisition, Coffee People stockholders will receive in the aggregate for their shares:

     - $23.0 million in cash; and

     - 1.5 million shares of Diedrich Coffee common stock.

     The completion of this equity offering is contingent upon the acquisition's completion. The acquisition is subject to a number of conditions, including the approval of the Diedrich Coffee and Coffee People stockholders and completion of the acquisition of Coffee People by July 15, 1999. At the time of signing the merger agreement, Second Cup Ltd. and some of Diedrich Coffee's directors, officers and their affiliates agreed to vote the shares they own in favor of the merger agreement and the transactions contemplated by it. Second Cup owns approximately 69% of the outstanding Coffee People common stock through its wholly-owned subsidiary. The Diedrich Coffee directors, officers and their affiliates who signed the voting agreement own approximately 42% of the outstanding Diedrich Coffee common stock.

     Additionally, Second Cup has entered into a lock-up agreement with us that restricts its ability to sell the shares of Diedrich Coffee common stock it will receive in the acquisition for a period of time. Upon the expiration of that period, we have agreed to grant Second Cup unlimited piggy-back registration rights and two demand registration rights with respect to the shares it will receive in the acquisition in order to mitigate the lock-up agreement's sale restrictions and the impact of Second Cup's affiliate status.

     Upon completion of the acquisition, we have agreed to create a vacancy on the Diedrich Coffee board and appoint a director designated by Second Cup. Our directors, officers and a significant stockholder have agreed to vote their shares of Diedrich Coffee common stock in favor of Second Cup's designee at any election of directors, for so long as Second Cup owns at least 50% of the shares it will receive in the acquisition.

                                USE OF PROCEEDS


     We estimate the net proceeds from this offering, after deduction of underwriting discounts and commissions and expenses of this offering, will be approximately $25.1 million. We intend to use the net proceeds as follows:



     - $23.0 million to finance the cash payment to Coffee People stockholders in the acquisition; and


     - the remaining proceeds for general corporate purposes.

     Pending such uses, the net proceeds of this offering will be invested in short-term interest-bearing securities.

                  PRICE RANGE OF DIEDRICH COFFEE COMMON STOCK


     Diedrich Coffee common stock is reported on the Nasdaq National Market under the symbol "DDRX." The following table sets forth the high and low sales information for the quarterly periods indicated for our common stock as reported on the Nasdaq National Market since January 30, 1997.



                                                               PRICE RANGE
                                                              -------------
                           PERIOD                             HIGH     LOW
                           ------                             ----     ----
FISCAL YEAR ENDED JANUARY 28, 1998:
  First Quarter.............................................   $8 3/4   $2 3/8
  Second Quarter............................................    4        2 3/8
  Third Quarter.............................................    4 1/16   2 7/16
  Fourth Quarter............................................    9        2 3/4

FISCAL YEAR ENDED JANUARY 27, 1999:
  First Quarter.............................................   $8 1/4   $5 11/16
  Second Quarter............................................    8 1/4    6 9/16
  Third Quarter.............................................    7 1/4    3 3/8
  Fourth Quarter............................................    6 1/2    3 7/8

FISCAL YEAR ENDING FEBRUARY 2, 2000:
  First Quarter.............................................   $6 7/8   $3 7/8
  Second Quarter (through June 30, 1999)....................    7 1/8    4 3/4



     On June 30, 1999, there were 6,173,538 shares outstanding and 155 stockholders of record of our common stock. On June 30, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $7.00 per share.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board deems relevant.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of April 28, 1999 on an actual basis and as adjusted to give effect to the acquisition and the receipt by us of the estimated net proceeds from the sale of 4,600,000 shares offered at the public offering price of $6.00 per share. This information should be read in conjunction with our consolidated financial statements and the notes relating to such statements appearing elsewhere in this prospectus. This information is based on the number of shares of common stock outstanding on April 28, 1999. It excludes:


     - 2,109,267 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $6.19 per share;

     - 70,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.625 per share;

     - 850,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $2.25 per share;

     - 257,417 shares of common stock available for issuance under our stock option plans; and

     - 1,500,000 shares of common stock to be issued to Coffee People stockholders in connection with the acquisition of Coffee People.


                                                                  APRIL 28, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $    786     $  6,194
                                                              ========     ========

Long-term debt and capital lease obligations, less current
  portion...................................................     2,759       10,643
                                                              ========     ========

Stockholders' equity:
  Common stock, $0.01 par value, 25,000,000 shares
     authorized on an actual and adjusted basis; 6,173,538
     shares issued and outstanding on an actual basis;
     12,273,538 shares issued and outstanding on an as
     adjusted basis.........................................        62          123
Additional paid-in capital..................................    18,717       52,756
Accumulated deficit.........................................   (13,319)     (13,319)
                                                              --------     --------
  Total stockholders' equity................................     5,460       39,560
                                                              ========     ========

       Total capitalization.................................  $  8,219     $ 50,203
                                                              ========     ========

                                    DILUTION


     Our net tangible book value as of April 28, 1999 was approximately $5.1 million, or $0.83 per share of common stock based on 6,173,538 shares of common stock outstanding. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of April 28, 1999. Assuming the sale by us of the 4,600,000 shares offered at the offering price of $6.00 per share and after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds and after giving effect to the acquisition, our pro forma net tangible book value as of April 28, 1999 would have been $21.6 million, or $1.76 per share of common stock. This represents an immediate increase in net tangible book value of $0.93 per share to existing stockholders and an immediate dilution in the pro forma net tangible book value of $4.24 per share to new investors. The following table illustrates this per share dilution:



Public offering price per share.............................            $6.00
  Pro forma net tangible book value per share before this
     offering...............................................  $  0.83
  Increase attributable to the acquisition and offering.....     0.93
                                                              -------
Pro forma net tangible book value per share after the
  acquisition and this offering.............................             1.76
                                                                        -----
Pro forma dilution per share to new investors...............            $4.24
                                                                        =====



     The following table summarizes the differences as of April 28, 1999, on a pro forma basis giving effect to the acquisition, between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from Diedrich Coffee based on the public offering price of $6.00 per share:



                                           SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                         --------------------    ---------------------      PRICE
                                           NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                         ----------   -------    -----------   -------    ---------
Existing stockholders..................   6,173,538     50.3%    $18,778,687     33.9%      $3.04
New investors..........................   6,100,000     49.7      36,600,000     66.1       $6.00
                                         ----------    -----     -----------    -----
          Total........................  12,273,538    100.0%    $55,378,687    100.0%
                                         ==========    =====     ===========    =====


     We expect there to be 12,273,538 shares of common stock outstanding after the offering. The tables and calculations above assume no exercise of outstanding options or warrants unless otherwise set forth in this prospectus. On April 28, 1999, there were:

     - 2,109,267 shares issuable upon the exercise of options outstanding at a weighted average exercise price of $6.19 per share;

     - 70,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.625 per share;

     - 850,000 shares issuable upon the exercise of outstanding warrants at an exercise price of $2.25 per share;

     - 257,417 shares of common stock available for issuance under our stock option plans; and

     - 1,500,000 shares of common stock to be issued to Coffee People stockholders in connection with the acquisition of Coffee People.

     To the extent that these options or warrants are exercised, there will be further dilution to new investors. Please see "Management -- Benefit Plans" and "-- Employment Agreements and Compensatory Arrangements" for a discussion of our stock option plans.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following tables present summary historical information for Diedrich Coffee and Coffee People derived from financial statements. The acquisition of Coffee People will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of the acquisition, which are not expected to differ significantly from historical costs. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Diedrich Coffee's fiscal year is the 52 or 53 week period that ends on the Wednesday closest to January 31 of each year. Coffee People's fiscal year is the 52 or 53 week period that ends on the last Saturday in June of each year. Following this offering, we intend to change our fiscal year to the 52 or 53 week period that ends on the Wednesday closest to June 30 of each year.

     The unaudited pro forma combined condensed balance sheet as of April 28, 1999 gives effect to the acquisition of Coffee People by Diedrich Coffee as of that date and reflects the sale of the shares in this offering and the application of the net proceeds. The unaudited pro forma combined condensed statement of operations for the fiscal year ended January 27, 1999 presents the results for Diedrich Coffee and Coffee People as if the merger between Coffee People and Gloria Jean's had occurred on December 13, 1997 and the acquisition of Coffee People by Diedrich Coffee had occurred on January 29, 1998. This presentation also reflects the issuance of the new debt and the application of the net proceeds.

     The unaudited pro forma combined condensed statement of operations for the fiscal quarter ended April 28, 1999 presents the results for Diedrich Coffee and Coffee People as if the acquisition of Coffee People by Diedrich Coffee had occurred on January 28, 1999 and reflects the issuance of the new debt and the sale of the shares in this offering and the application of the net proceeds.

     This unaudited pro forma financial information presented is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma statement of operations does not purport to represent what our results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results would be for any future periods. The unaudited pro forma financial statements are based upon assumptions and adjustments that we believe are reasonable. The unaudited pro forma financial statements, and the accompanying notes, should be read in conjunction with the historical financial statements and related notes, included elsewhere in this document. In addition, the unaudited pro forma combined condensed financial information does not reflect certain cost savings that management believes may be realized following the acquisition of Coffee People by Diedrich Coffee. These savings are expected to be realized primarily through combining the operations of the companies and implementing Diedrich Coffee's management practices.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 APRIL 28, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                    HISTORICAL
                                          -------------------------------
                                          DIEDRICH COFFEE   COFFEE PEOPLE
                                             APRIL 28,        MARCH 6,         PRO FORMA          PRO FORMA
                                               1999             1999          ADJUSTMENTS          COMBINED
                                          ---------------   -------------   ---------------      ------------
ASSETS

Current assets:
  Cash and cash equivalents.............      $   786          $ 2,773          $ 2,635(1)         $ 6,194
  Accounts and notes receivable.........          396            3,149               --              3,545
  Inventories...........................        1,417            3,722               --              5,139
  Other current assets..................          547            3,353               --              3,900
                                              -------          -------          -------            -------
  Total current assets..................        3,146           12,997            2,635             18,778
Property and equipment, net.............        8,872           12,262               --             21,134
Costs in excess of net assets of
  business acquired, net................          322           25,530           (7,919)(2)         17,933
Other assets............................          288            3,499               --              3,787
                                              -------          -------          -------            -------
  Total assets..........................      $12,628          $54,288          $(5,284)           $61,632
                                              =======          =======          =======            =======
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and
     capital lease obligations..........      $ 1,169          $ 1,356          $   162(3)         $ 2,687
  Accounts payable and accrued
     compensation.......................        1,217            3,622               --              4,839
  Other current liabilities.............        1,795            1,734               --              3,529
                                              -------          -------          -------            -------
  Total current liabilities.............        4,181            6,712              162             11,055
Capital lease obligations, less current
  portion...............................          259              784                               1,043
Long-term debt..........................        2,500            2,727            4,373(3)           9,600
Other liabilities.......................          228              146               --                374
  Total stockholders' equity............        5,460           43,919           (9,819)(4)         39,560
                                              -------          -------          -------            -------
  Total liabilities and stockholders'
     equity.............................      $12,628          $54,288          $(5,284)           $61,632
                                              =======          =======          =======            =======


-------------------------
(1) Pro forma adjustments to cash as a result of the acquisition, a new credit facility and the offering are as follows:


                                                              APRIL 28, 1999
                                                              --------------
Cash received from this offering*...........................     $ 25,100
Cash paid for acquisition+..................................      (23,000)
Cash received for new debt issued...........................       12,000
Cash paid to retire debt....................................       (7,465)
Transaction costs of acquisition............................       (4,000)
                                                                 --------
Pro forma cash adjustment...................................     $  2,635
                                                                 ========


     ------------------------------

     * Represents estimated cash proceeds from this offering, assuming that 4,600,000 shares are issued at a public offering price of $6.00 per share, less underwriting discounts, commissions and expenses of $2,500.



     + Represents purchase price excluding 1,500,000 shares issued to Coffee
       People stockholders in the acquisition.

(2) Reflects adjustments to assets and liabilities assumed based on their estimated fair values under the purchase method of accounting. The allocation of the aggregate purchase cost below is preliminary. The final allocation will be based on appraisals and other studies that will be completed after the acquisition's completion and management's final evaluation of such assets and liabilities. Some portion of the excess of purchase cost over the historical cost of the net assets acquired will ultimately be allocated to specific tangible and intangible assets and liabilities, including inventory, land, property and equipment, and deferred taxes and liabilities. The final allocation of purchase cost and the resulting effect on net income may differ significantly from the pro forma amounts included herein.


                                                              APRIL 28, 1999
                                                              --------------
Purchase price*.............................................     $ 32,000
Direct acquisition costs....................................        4,000
                                                                 --------
          Total consideration and direct acquisition
            costs...........................................       36,000
Less: historical cost of net assets acquired................      (43,919)
                                                                 --------
Net adjustment..............................................     $ (7,919)
                                                                 ========


        ---------------------------------

        * The purchase price assumes a $6.00 per share price for our common stock at the time of the acquisition.


(3) These adjustments record (i) the proceeds of a new $12,000 credit facility and (ii) the use of a portion of the proceeds to repay existing indebtedness. The table below reflects the financing transactions.

                                                              APRIL 28, 1999
                                                              --------------
Current:
Current portion of new debt issued..........................     $ 2,400
Current portion of debt retired.............................      (2,238)
                                                                 -------
          Net current adjustment............................     $   162
                                                                 =======
Long-term:
Long-term portion of new debt issued........................     $ 9,600
Long-term portion of debt retired...........................      (5,227)
                                                                 -------
          Net long-term adjustment..........................     $ 4,373
                                                                 =======

(4) Adjustments to stockholders' equity based on the pro forma capitalization of Diedrich Coffee are as follows:


                                                              APRIL 28, 1999
                                                              --------------
Coffee People stockholders' equity*.........................     $(43,919)
Stock issued in offering and acquisition+...................       34,100
                                                                 --------
Pro forma equity adjustment.................................     $ (9,819)
                                                                 ========


        ---------------------------------
        * Represents the elimination of Coffee People's common stock of $44,659, stock subscription note redeemable of $350 and accumulated deficit of $390.


        + Represents 4,600,000 shares issued in this offering at $6.00 per share, less underwriting discounts, commissions and expenses of $2,500, plus an additional 1,500,000 shares issued to Coffee People stockholders in the acquisition at $6.00 per share.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE FISCAL YEAR ENDED JANUARY 27, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    PRO FORMA                      PRO FORMA
                                             HISTORICAL
                                     --------------------------                   PRO FORMA(2)
                                      DIEDRICH        COFFEE       ADJUSTMENTS       COFFEE       ADJUSTMENTS
                                       COFFEE         PEOPLE        TO COFFEE        PEOPLE           FOR
                                     -----------   ------------      PEOPLE       ------------    ACQUISITION    PRO FORMA
                                     FISCAL YEAR     52 WEEKS      HISTORICAL       52 WEEKS       OF COFFEE      COMBINED
                                        ENDED         ENDED        FOR MERGER         ENDED        PEOPLE BY    ADJUSTED FOR
                                     JANUARY 27,   DECEMBER 12,    WITH GLORIA    DECEMBER 12,     DIEDRICH         THE
                                        1999           1998         JEAN'S(1)         1998          COFFEE      ACQUISITION
                                     -----------   ------------   -------------   ------------    -----------   ------------
Total revenues.....................    $24,215       $44,341         $8,755          $53,096        $   --        $77,311
Cost of sales and related occupancy
  costs............................     10,955        26,415          4,408           30,823            --         41,778
Store operating expenses...........      8,936        11,275          2,972           14,247            --         23,183
Other operating expenses...........        634            --             --               --            --            634
Depreciation.......................      1,885         1,300            499            1,799            --          3,684
Amortization.......................         56           587            156              743          (280)(3)        519
General and administrative
  expenses.........................      4,014         4,760            955            5,715            --          9,729
Acquisition and integration
  expenses.........................         --         1,236             --            1,236            --          1,236
                                       -------       -------         ------          -------        ------        -------
    Total costs and expenses.......     26,480        45,573          8,990           54,563          (280)        80,763
                                       -------       -------         ------          -------        ------        -------
Operating income (loss)............     (2,265)       (1,232)          (235)          (1,467)          280         (3,452)
Interest (expense) and other
  income...........................       (293)          (39)          (156)            (195)         (242)(4)       (730)
                                       -------       -------         ------          -------        ------        -------
Income (loss) from continuing
  operations.......................     (2,558)       (1,271)          (391)          (1,662)           38         (4,182)
Income tax provision (benefit).....          4          (450)            --             (450)           --           (446)
                                       -------       -------         ------          -------        ------        -------
Net income (loss)..................    $(2,562)      $  (821)        $ (391)         $(1,212)       $   38        $(3,736)
                                       =======       =======         ======          =======        ======        =======
Basic and diluted loss per common
  share............................    $ (0.43)                                                                   $ (0.31)
Weighted average number of common
  shares outstanding...............      5,934                                                                     12,034


-------------------------
(1) These pro forma adjustments represent the results of operations from December 13, 1997 through May 19, 1998 for Coffee People (Oregon) and Coffee Plantation which were merged with Gloria Jean's on May 19, 1998.

(2) The pro forma information is as if the merger between Coffee People and Gloria Jean's had been completed on December 13, 1997.

(3) Represents the reduction in amortization of goodwill based on preliminary estimated fair values of the assets acquired and liabilities assumed. The final allocation will be based upon appraisals and other studies that will be completed subsequent to the acquisition and management's final evaluation of such assets and liabilities. The final allocation of the purchase cost and the resulting effect on net income may differ significantly from the pro forma amounts indicated herein.

        Amortization expense is summarized below:


Costs in excess of net assets of business acquired, net....  $18,525
Amortization period in years...............................       40
                                                             -------
                                                                 463
Less amortization recorded by Coffee People................     (743)
                                                             -------
                                                             $  (280)
                                                             =======

(4) Interest expense based on the pro forma capitalization of Diedrich Coffee is summarized in the table below:

                                                                 YEAR ENDED
                                                              JANUARY 27, 1999
                                                              ----------------
New term loan *.............................................       $ 960
Existing debt +.............................................        (718)
                                                                   -----
  Pro Forma interest expense adjustment.....................       $ 242
                                                                   =====

-------------------------
* Represents interest on new debt of $12,000 to be entered into concurrently with the completion of this offering. Assumes an interest rate of 8.00%.

+ Represents interest paid on existing debt that will be retired as result of the acquisition. Based on a blended interest rate of 9.2%.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                  FOR THE FISCAL QUARTER ENDED APRIL 28, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                           HISTORICAL
                                                      ---------------------    PRO FORMA
                                                      DIEDRICH     COFFEE     ADJUSTMENTS
                                                       COFFEE      PEOPLE         FOR
                                                      ---------   ---------   ACQUISITION     PRO FORMA
                                                       QUARTER    12 WEEKS     OF COFFEE      COMBINED
                                                        ENDED       ENDED      PEOPLE BY    ADJUSTED FOR
                                                      APRIL 28,   MARCH 6,     DIEDRICH          THE
                                                        1999        1999        COFFEE       ACQUISITION
                                                      ---------   ---------   -----------   -------------
Total revenues......................................   $6,098      $12,739      $   --         $18,837
Cost of sales and related occupancy costs...........    2,758        5,560          --           8,318
Store operating expenses............................    2,288        5,007          --           7,295
Other operating expenses............................      158           --          --             158
Depreciation........................................      507          238          --             745
Amortization........................................       --          107           5(1)          112
General and administrative expenses.................      857          842          --           1,699
Acquisition and integration expenses................       --          151          --             151
                                                       ------      -------      ------         -------
     Total costs and expenses.......................    6,568       11,905           5          18,478
                                                       ------      -------      ------         -------
Operating income (loss).............................     (470)         834          (5)            359
Interest (expense) and other income.................      (95)        (107)        (75)(2)        (277)
                                                       ------      -------      ------         -------
Income (loss) from continuing operations............     (565)         727         (80)             82
Income tax provision (benefit)......................        3          319          --             322
                                                       ------      -------      ------         -------
Net income (loss)...................................   $ (568)     $   408      $  (80)        $  (240)
                                                       ======      =======      ======         =======
Basic and diluted loss per common share.............   $(0.09)                                 $ (0.02)
Weighted average number of common shares
  outstanding.......................................    6,173                                   12,273


-------------------------
(1) Represents the reduction in amortization of goodwill based on preliminary estimated fair values of the assets acquired and liabilities assumed. The final allocation will be based upon appraisals and other studies that will be completed subsequent to the acquisition and management's final evaluation of such assets and liabilities. The final allocation of the purchase cost and the resulting effect on net income may differ significantly from the pro forma amounts indicated herein.

        Amortization expense is summarized below:


Costs in excess of net assets of business acquired, net....  $17,933
Amortization period in years...............................       40
                                                             -------
                                                                 112
Less amortization recorded by Coffee People................     (107)
                                                             -------
                                                             $     5
                                                             =======


(2) Interest expense based on the pro forma capitalization of Diedrich Coffee is summarized in the table below:

                                                              QUARTER ENDED
                                                              APRIL 28, 1999
                                                              --------------
Term loan *.................................................      $ 240
Existing debt +.............................................       (165)
                                                                  -----
  Pro Forma interest expense adjustment.....................      $  75
                                                                  =====

        ---------------------------------
          * Represents interest on new debt of $12,000 to be entered into concurrently with the completion of this offering. Assumes an interest rate of 8.00%.

          + Represents interest paid on existing debt that will be retired as result of the acquisition. Based on a blended interest rate of 9.2%.

                    DIEDRICH COFFEE SELECTED FINANCIAL DATA

     The following historical financial information may not be indicative of our future financial results of operations and should be read in conjunction with "Diedrich Coffee Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes.

                                                                                                       QUARTER       QUARTER
                               YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED       ENDED         ENDED
                               JANUARY 31,   JANUARY 31,   JANUARY 29,   JANUARY 28,   JANUARY 27,    APRIL 29,     APRIL 28,
                                  1995          1996          1997          1998          1999          1998          1999
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                                                     (UNAUDITED)   (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Retail.....................    $6,673        $8,879        $18,118       $20,760       $21,248       $ 5,285       $ 5,190
  Wholesale and other........       918         1,365          1,694         2,222         2,767           638           858
  Franchise revenue..........        --            --             --            --           200            --            50
                                 ------        ------        -------       -------       -------       -------       -------
         Total revenues......     7,591        10,244         19,812        22,982        24,215         5,923         6,098
                                 ======        ======        =======       =======       =======       =======       =======
Cost and expenses:
  Cost of sales and related
    occupancy costs..........     3,164         4,409          9,263        11,458        10,955         2,682         2,758
  Store operating expenses...     2,584         3,520          8,280        10,448         8,936         2,284         2,288
  Other operating expenses...       282           277            240           290           634           149           158
  Depreciation and
    amortization.............       255           354          1,054         1,785         1,941           482           507
  Provision for asset
    impairment and
    restructuring costs......        --            --             --         3,902            --            --            --
  General and administrative
    expenses.................       851         1,335          2,003         4,006         4,014           975           857
                                 ------        ------        -------       -------       -------       -------       -------
         Total...............     7,136         9,895         20,840        31,889        26,480         6,572         6,568
                                 ------        ------        -------       -------       -------       -------       -------
Operating income (loss)......       455           349         (1,028)       (8,907)       (2,265)         (649)         (470)
Interest expense.............       (78)          (34)          (190)         (182)         (385)          (97)          (96)
Interest and other income
  (expense)..................                                    104           (23)           92             1             1
                                 ------        ------        -------       -------       -------       -------       -------
Income (loss) before income
  taxes......................       377           315         (1,114)       (9,112)       (2,558)         (745)         (565)
Income tax provision
  (benefit)..................        53           129           (128)            1             4             1             3
                                 ------        ------        -------       -------       -------       -------       -------
Net income (loss)............    $  324        $  186        $  (986)      $(9,113)      $(2,562)      $  (746)      $  (568)
                                 ======        ======        =======       =======       =======       =======       =======
Net income (loss) per share--
  basic and diluted(1).......        --            --        $ (0.22)      $ (1.69)      $ (0.43)      $ (0.13)      $ (0.09)
Pro forma net income per
  share(2)...................                  $ 0.06
BALANCE SHEET DATA:
Working capital
  (deficiency)...............    $ (418)       $  (53)       $ 1,949       $  (959)      $  (655)      $   192       $(1,036)
Total assets.................     2,503         5,316         17,471        13,948        12,736        13,721        12,628
Long-term debt and long-term
  obligations under capital
  leases.....................       471           829             --         2,817         2,783         2,849         2,759
Total stockholders' equity...       973         3,304         14,898         6,835         6,027         7,365         5,460

-------------------------
(1) Net income (loss) per share for periods before the year ended January 31, 1996 is not presented due to the noncomparable capital structure. Net loss per share for fiscal 1999, 1998 and 1997 is presented as basic earnings per share under the provisions of SFAS 128.

(2) Pro forma net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the respective period, assuming the conversion of the series A and series B preferred stock into common stock as of the date of issuance. Dividends on the series A and series B preferred stock have been excluded from the computation since the preferred stock has been assumed to have been converted to common stock.

            DIEDRICH COFFEE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Effective February 1, 1996, Diedrich Coffee changed its fiscal year end from January 31 to a fiscal year ending on the Wednesday nearest January 31. In connection with the change in fiscal year end, we began reporting quarterly results in thirteen-week periods. Before the change in fiscal year end, our quarterly periods included twelve weeks, except for the fourth quarter, which had approximately sixteen weeks. References to fiscal 1999 refer to the fiscal year ended January 27, 1999, references to fiscal 1998 refer to the fiscal year ended January 28, 1998 and references to fiscal 1997 refer to the fiscal year ended January 29, 1997. Following this offering, we intend to change our fiscal year to the 52 or 53 week period ending on the Wednesday closest to June 30 of each year.

     The first retail store operating under the name of Diedrich Coffee commenced operations in 1972. At the conclusion of fiscal 1999, we operated a total of 36 coffeehouses and seven coffee carts located in California, Colorado and Texas. We sell high quality coffee beverages made with our own freshly roasted coffee. In addition to brewed coffee, we offer a broad range of espresso based beverages such as cappuccino, cafe latte, cafe mocha and espresso machiato. To complement beverage sales, we sell light food items and whole bean coffee through our coffeehouses. In addition, we have a strong wholesale division that markets our products directly to independent and chain food service establishments, as well as to businesses for office coffee systems through brokers and sales representatives.

     We grew rapidly in fiscal 1997 and experienced difficulties managing that growth in fiscal 1998. In March 1997, we announced the resignation of Steven Lupinacci, President and Chief Executive Officer. We took a restructuring charge of $3.9 million for closing 12 coffeehouses in fiscal 1997. In addition to closing 11 of these 12 coffeehouses, we opened new coffeehouses in Houston, Texas as well as Irvine and Santa Monica, California. We also entered into an agreement to place coffee carts at premium office locations in Orange County, California; seven carts were operating under this agreement at fiscal year-end 1999.

     Mr. Lawrence Goelman became Chairman of the Board and Interim Chief Executive Officer on March 12, 1997. Kerry Coin was appointed President and Chief Operating Officer on April 25, 1997. Under the board's direction, management developed and executed a turnaround plan intended to return Diedrich Coffee to operating profitability. Underperforming stores were closed, leases assigned, terminated or sublet and new channels of distribution were developed. Experienced professional managers were recruited. The wholesale division was given aggressive growth targets and the resources needed to meet them. New management and training systems were developed and implemented. In the third quarter of fiscal 1998, we raised $3 million of working capital through the private placement of secured debt. On November 17, 1997, the board appointed Mr. John E. Martin as Chairman of the Board and Mr. Timothy J. Ryan as President and Chief Executive Officer.

     Despite the efforts of the interim management team led by Messrs. Goelman and Coin, Diedrich Coffee did not meet its stated goal of cash-flow positive operating results by the end of the last quarter of fiscal 1998. The reasons for the shortfall were several: the increased one-time general and administrative costs associated with the addition of the new executive management team headed by John Martin and Tim Ryan, inadequate and unsuccessful marketing programs, delays in the installation of coffee carts in Orange County and inadequate management of certain labor costs.

     Messrs. Martin and Ryan determined that, while the turnaround plan implemented by the interim management team had stabilized Diedrich Coffee operationally, it was not likely to result in profitable growth in the near future. Accordingly, they initiated a business planning process that resulted in a strategic five-year plan directed toward growth through franchise area development agreements combined with focused company unit growth and centralization of production facilities. This plan also built on the interim management strategy of developing new wholesale business channels. New management also reviewed the existing asset base and determined that one coffeehouse designated for closure would remain open and two additional coffeehouses and the Denver warehouse would be closed. Charges for these closures as well as provisions for other contingencies resulted in additional operating expenses of approximately $1.7 million in the fourth quarter of fiscal 1998.

     According to our strategic plan, the roasting facility in Denver, Colorado was closed in the first quarter of fiscal 1999 and roasting was consolidated in Southern California. We also closed an under-performing store in San Diego, California and one in Denver, Colorado. We opened four coffee carts at premium office locations in fiscal 1999 for a total of seven. We are in discussions with commercial property managers regarding additional coffee cart and kiosk locations. However, no assurances can be given as to when or how many more coffee carts may be installed. We also recruited several senior level executives during fiscal 1999 as part of our strategic growth plan in the areas of finance, marketing and franchise development.

     Management undertook several steps to ensure that the base business was operating well before initiating the franchising sales program. It upgraded the quality of the store management teams and then undertook a program to retrain every Diedrich coffeehouse employee. This program was completed during fiscal 1999. The team also developed, tested and introduced several new product programs, including:

     - Martin Diedrich Signature Coffee Selections featuring coffee beans that were only available in the United States at Diedrich coffeehouses;

     - a line of five new Icy Blended drinks to address seasonal softness in the warmer months;

     - Chai Tea and new mocha products, including white chocolate mocha, were added to the menu; and

     - a new line of holiday merchandise was introduced in November 1998.

     On March 16, 1999, we signed a merger agreement with Coffee People that contemplates a merger in which Coffee People will become a wholly-owned subsidiary of our company. The acquisition is subject to a number of conditions, including securing financing, obtaining the approval of the Diedrich Coffee and Coffee People stockholders and completion of the acquisition of Coffee People by July 15, 1999.

FRANCHISE AREA DEVELOPMENT AGREEMENTS

     Management's franchise area development goal is to enter into franchise area development agreements covering most major U.S. markets. On September 16, 1998, we announced our first franchise area development agreement which calls for the development of 44 coffeehouses in the state of North Carolina over a five year period. In connection with the signing of this agreement, we recorded and collected area development fee income of $100,000. On November 16, 1998, we announced our second franchise area development agreement which provides for the development of 50 coffeehouses in San Diego, Palm Springs and Temecula, California over the next five years. This franchise area development agreement also includes a one-year option to begin development of 45 coffeehouses in Arizona. In connection with the signing of this agreement, we recorded area development fee income of $100,000 as well as a note receivable for $100,000. On May 17, 1999, we announced our third franchise area development agreement which provides for the development of 50 coffeehouses in the northern portion of Florida. On May 26, 1999, we announced our fourth franchise area development agreement which calls for the development of 80 coffeehouses in the Los Angeles, California market. This agreement also gives the franchisee an option to develop up to 103 additional stores in the San Francisco Bay Area. In connection with the signing of this agreement, we will record an area development fee of $32,000 in fiscal 2000. On June 1, 1999, we announced our fifth franchise area development agreement which provides for the development of 50 coffeehouses in the states of Kentucky and Tennessee. In connection with the signing of this agreement, we will record an area development fee of $20,000 in fiscal 2000.

     Management is currently in various stages of discussion and negotiations with several additional potential area developers. It has recently added two franchise sales organizations to assist in the sales program. These sales organizations are compensated through success-fees based on the execution of area development agreements. Positive sales may not result from these activities.

WHOLESALE

     In fiscal 1998, we took significant steps to build our wholesale sales organization and grow this business channel. A new director of the wholesale division, with substantial experience in the coffee business, was hired and the sales staff was expanded. These efforts proved successful in fiscal 1998, when wholesale sales grew to $2,222,000, an increase of 31.1% from the prior year. The new management team focused on continued sales growth in the wholesale sales division in fiscal 1999 and delivered improved results: $2,767,000 in total sales, an increase of 24.5% from fiscal 1998. In fiscal 1999, the wholesale division placed its emphasis on upgrading coffee consumed at chain restaurants. As a result, we added a number of well-known restaurant groups as wholesale customers such as Ruth's Chris Steakhouses (California/Arizona locations), El Torito, Claim Jumper and Islands Restaurants.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in Diedrich Coffee's statements of income for the years indicated:

                                                   YEAR          YEAR          YEAR        QUARTER     QUARTER
                                                   ENDED         ENDED         ENDED        ENDED       ENDED
                                                JANUARY 29,   JANUARY 28,   JANUARY 27,   APRIL 29    APRIL 28,
                                                   1997          1998          1999         1998        1999
                                                -----------   -----------   -----------   ---------   ---------
Revenues:
  Retail......................................      91.4%         90.3%         87.8%        89.2%       85.1%
  Wholesale and other.........................       8.6           9.7          11.4         10.8        14.1
  Franchise revenues..........................        --            --           0.8           --         0.8
                                                   -----         -----         -----        -----       -----
          Total revenues......................     100.0%        100.0%        100.0%       100.0%      100.0%
                                                   =====         =====         =====        =====       =====
Cost and Expenses:
  Cost of sales and related occupancy costs...      46.8%         49.9%         45.2%        45.3%       45.2%
  Store operating expenses(1).................      45.7          50.3          41.7         43.2        43.7
  Other operating expenses(2).................      14.2          13.0          22.9         23.3        18.4
  Depreciation and amortization...............       5.3           7.8           8.0          8.1         8.3
  Asset impairment and restructuring costs....        --          17.0            --           --          --
  General and administrative expenses.........      10.1          17.4          16.6         16.5        14.1
Operating income (loss).......................      (5.2)        (38.8)         (9.4)       (11.0)       (7.7)
Interest expense..............................      (1.0)         (0.8)         (1.6)        (1.6)       (1.6)
Interest and other income (expense)...........       0.5          (0.1)          0.4           --          --
                                                   -----         -----         -----        -----       -----
Loss before income taxes......................      (5.6)        (39.6)        (10.6)       (12.6)       (9.3)
Income tax provision (benefit)................      (0.6)           --            --           --          --
                                                   -----         -----         -----        -----       -----
Net income (loss).............................      (5.0)%       (39.7)%       (10.6)%      (12.6)%      (9.3)%
                                                   =====         =====         =====        =====       =====

-------------------------
(1) As a percentage of revenues from retail and franchise operations.

(2) As a percentage of revenues from wholesale operations.

     Thirteen Weeks Ended April 28, 1999 Compared with the Thirteen Weeks Ended April 29, 1998

     Total Revenues. Total revenues for the thirteen weeks ended April 28, 1999 increased 3.0% to $6,098,000 from $5,923,000 for the thirteen weeks ended April 29, 1998 principally due to an increase in comparable store sales. During this most recent quarter, we derived 85.1% of total revenues from our retail coffeehouse operations. Wholesale and other revenue accounted for 14.1% of total revenues and franchise revenues accounted for 0.8% of total revenues. Retail revenues for the thirteen weeks ended April 28, 1999 decreased 1.8% to $5,190,000 from $5,285,000 in the thirteen weeks April 29, 1998. This decrease was a result of three fewer company-operated coffeehouses during the most recent quarter. Two of these retail locations were franchised during the quarter ended April 28, 1999 and one was closed. As of April 28, 1999, we operated 33 coffeehouses and 7 carts; whereas on April 29, 1998, we operated 36 coffeehouses and 7 carts. The percentage increase in comparable store sales was 3.2% during the first quarter of fiscal 2000. This increase was principally a result of improved targeted marketing programs.

     Wholesale and other revenues increased 34.5% to $858,000 for the thirteen weeks ended April 28, 1999 from $638,000 for the thirteen weeks ended April 29, 1998. The increase reflects increasing demand for our wholesale coffee products and increased sales efforts. Although we anticipate continued improvement in wholesale sales, this will depend upon successful marketing of products produced using the new packaging equipment that we acquired and installed during the latter part of fiscal 1999. Strong increases in wholesale revenues may not continue.

     Franchise revenue was $50,000 for the thirteen weeks ended April 28, 1999. Franchise revenue consists of initial franchise fees and royalties received on sales made at each franchise location. Since we first recorded franchise revenue in the third quarter of fiscal 1999, there was no franchise revenue for the thirteen weeks ended April 29, 1998. As of April 28, 1999, we had two franchised coffeehouses.

     Cost of Sales and Related Occupancy Costs. Cost of roasted coffee, dairy, food, paper and bar supplies, accessories and clothing (cost of sales) and rent (related occupancy costs) for the thirteen weeks ended April 28, 1999 increased to $2,758,000 from $2,683,000 for the thirteen weeks ended April 29, 1998. As a percentage of total revenue, cost of sales and related occupancy costs decreased slightly to 45.2% in the first quarter of fiscal 2000 from 45.3% for the first quarter of fiscal 1999. Better average unit volume efficiencies resulting from lower green coffee prices and the addition of franchise revenues offset an increase in labor costs resulting from new training programs implemented at the store level.

     Store Operating Expenses. Store operating expenses increased to $2,288,000 for the thirteen weeks ended April 28, 1999 from $2,284,000 for the thirteen weeks ended April 29, 1998. As a percentage of retail and franchise revenues, store operating expenses increased to 43.7% in the first quarter of fiscal 2000 from 43.2% in the first quarter of fiscal 1999. These increases were due to additional personnel and expenses related to our increased franchising activities.

     Other Operating Expenses. Other operating expenses, those associated with wholesale and other revenues, increased to $158,000 for the first quarter of fiscal 2000 from $149,000 in the first quarter of fiscal 1999. These expenses, as a percentage of revenues from the wholesale division, decreased to 18.4% from 23.3%. The decrease as a percentage of revenues from the wholesale division reflects the increase in wholesale revenues, as a result of the emphasis placed on adding new chain restaurant accounts.

     Depreciation and Amortization. Depreciation and amortization increased to $507,000 for the thirteen weeks ended April 28, 1999 from $482,000 for the thirteen weeks ended April 29, 1998. As a percentage of total revenue, depreciation and amortization increased to 8.3% in comparison to 8.1% for the prior quarter.

     General and Administrative Expenses. General and administrative expenses decreased to $857,000 for the first quarter of fiscal 2000 from $975,000 for the first quarter of fiscal 1999. As a percentage of total revenue, general and administrative expenses decreased to 14.1% from 16.5%. This decrease was primarily a result of the elimination of management personnel that were not essential to our current growth strategy.

     Interest Expense. Interest expense decreased to $96,000 for the thirteen weeks ended April 28, 1999 from $97,000 for the thirteen weeks ended April 29, 1998. This slight decrease is a result of a lower prime rate in 1999 from 1998.

     Fiscal Year Ended January 27, 1999 Compared to Fiscal Year Ended January 28, 1998

     Total Revenues. Total revenues for fiscal 1999 increased 5.4% to $24,215,000 from $22,982,000 for fiscal 1998. Of the total revenues for fiscal 1999, 87.8% were derived from retail sales, 11.4% from wholesale and other revenues and 0.8% from franchise revenues. Retail sales for fiscal 1999 increased 2.4% to $21,248,000 from $20,760,000 for fiscal 1998 as a result of increased customer traffic in our stores, despite closing 2 stores in fiscal 1999. The percentage increase in comparable store sales for stores open during the full year in fiscal 1999 was 1.5%. Wholesale and other revenues for the year ended January 27, 1999 increased 24.5% to $2,767,000 from $2,222,000 for the year ended January 28, 1998 primarily as a result of increased sales to chain restaurant accounts. In addition, we recognized franchise revenues of $200,000 in fiscal 1999 as a result of signing our first two area development agreements.

     Cost of Sales and Related Occupancy Costs. Cost of sales and related occupancy costs for fiscal 1999 decreased to $10,955,000 from $11,458,000 for fiscal 1998. As a percentage of total revenues, cost of sales and related occupancy costs decreased to 45.2% for fiscal 1999 from 49.9% for fiscal 1998. This decrease resulted from average unit volume efficiencies associated with the closure of low volume locations, lower green coffee prices and other efficiencies gained at the coffeehouse level. Interactive training programs were developed during fiscal 1999 covering guest satisfaction and product training. These programs assisted management in scrutinizing and reducing the cost of sales. This reduction more than offset the impact of increased occupancy costs and an increase in the percentage of total revenues contributed by wholesale sales.

     Store Operating Expenses. For fiscal 1999, store operating expenses, as a percentage of retail and franchise revenues, decreased to 41.7% from 50.3% for fiscal 1998. In fiscal 1998, the company recorded a one-time charge of $1,700,000 associated with the closure of two coffeehouses and the Denver warehouse, which accounted for 8.2% of retail and franchise revenues.

     Other Operating Expenses. For fiscal 1999, other operating expenses, as a percentage of wholesale and other revenues, increased to 22.9% from 13.0% for fiscal 1998. This increase reflects the costs of additional management and sales staff recruited to further develop the sales of the wholesale division through an emphasis on upgrading the coffee consumed at chain restaurants. In general, as chain accounts are based on negotiated pricing structures, future margins for wholesale sales may not be quite as favorable as they have been in the past.

     Depreciation and Amortization. Depreciation and amortization increased to $1,941,000 for fiscal 1999 from $1,785,000 for fiscal 1998, principally due to the write-off of $55,000 associated with the remodel of one of the coffeehouses to demonstrate the new Diedrich Coffee prototype. As a percentage of total revenue, depreciation and amortization increased to 8.0% from 7.8% during the prior year.

     General and Administrative Expenses. General and administrative expenses increased slightly to $4,014,000 in fiscal 1999 from $4,006,000 in fiscal 1998. As a percentage of total revenues, this represents a slight decrease to 16.6% in fiscal 1999 from 17.4% for fiscal 1998. This slight decrease is due to the increase in total revenues. General and administrative expenses have remained at a relatively high percentage of total revenues due to management's commitment to establish the infrastructure necessary to grow the company.

     Interest Expense. Interest expense increased to $385,000 for fiscal 1999 from $182,000 for fiscal 1998. The increase reflects a full year of interest on the $2,500,000 in long-term debt borrowed in September and October of 1997 and $553,000 in assets under capital leases.

     Income Taxes. Net operating losses generated in fiscal 1999, fiscal 1998, fiscal 1997, fiscal 1994 and prior were carried back or forward, as the case may be, and utilized to offset the allowable portion of income tax in fiscal 1996. As of January 27, 1999, a net operating loss for federal income tax purposes of $10,655,000 was available to be utilized against future taxable income for years through fiscal 2013, subject to a possible annual limitation due to the change in ownership rules under the Internal Revenue Code.

     Fiscal Year Ended January 28, 1998 Compared to Fiscal Year Ended January 29, 1997

     Total Revenues. Total revenues for fiscal 1998 increased 16.0% to $22,982,000 from $19,812,000 for fiscal 1997 primarily due to the increase in retail revenues. Of total revenues for fiscal 1998, 90.3% were derived from retail sales and 9.7% from wholesale and other sales. Retail revenues for fiscal 1998 increased 14.6% to $20,760,000 from $18,118,000 for fiscal 1997 due to a price increase in the second quarter and a nominal increase in comparable store sales. The percentage increase in comparable store sales comparing net sales for stores open during the full year in fiscal 1998 to net sales for the same stores in fiscal 1997 was 0.1%. Wholesale and other revenues for fiscal 1998 increased 31.1% to $2,222,000 from $1,694,000 for fiscal 1997. This increase was principally due to increased focus on wholesale sales by management.

     Cost of Sales and Related Occupancy Costs. Cost of sales and related occupancy costs for fiscal 1998 increased to $11,458,000 from $9,263,000 for fiscal 1997. As a percentage of total revenues, cost of sales and related occupancy costs increased to 49.9% for fiscal 1998 from 46.8% for fiscal 1997. This increase was primarily the result of increased costs related to higher green coffee prices, increased retail discounting, an increased percentage of wholesale sales as a percentage of total revenues, as well as scheduled rent increases.

     Store Operating Expenses. For fiscal 1998, store operating expenses, as a percentage of retail revenues, increased to 50.3% from 45.7% for fiscal 1997. The year-end one-time charge of $1,700,000, associated with the closure of two coffeehouses and the Denver warehouse, accounted for 8.2% of retail revenues and more than offset decreases achieved during the year primarily as a result of improved labor scheduling methods.

     Other Operating Expenses. For fiscal 1998, other operating expenses increased to $290,000 from $240,000 in fiscal 1997. This increase is the result of adding management and sales staff to further the growth in wholesale sales. However, other operating expenses, as a percentage of wholesale and other sales, decreased to 13.0% from 14.2% for fiscal 1997 due to the increase in sales for the wholesale division.

     Depreciation and Amortization. Depreciation and amortization increased to $1,785,000 for fiscal 1998 from $1,054,000 for fiscal 1997, principally due to the addition of depreciable assets related to new coffeehouses added during fiscal 1997 and the conversion costs of the acquired locations being depreciated for the full year. As a percentage of total revenue, depreciation and amortization increased to 7.8% from 5.3% during the prior year.

     Provision for Store Closings and Restructuring Costs. On March 12, 1997, we announced that we were reviewing the performance of all coffeehouses to determine which units were not meeting management's long-term operational expectations. Subsequently, on April 29, 1997, we recorded an impairment provision and a restructuring charge of approximately $4.6 million in connection with the closure of 12 coffeehouses and other related expenses. Eleven of the original 12 coffeehouses identified for closure were closed in fiscal 1998 with leases terminated in most cases. In January 1998, the new management reviewed the progress of all retail operations and determined that one coffeehouse originally designated for closure would remain open. At year end, most of the lease terminations provided for in the restructuring had been completed at a lower cost than originally anticipated. As a result of these two factors, management determined that the remaining restructuring reserve could be reduced by $648,000.

     General and Administrative Expenses. General and administrative expenses increased to $4,006,000 in fiscal 1998 from $2,003,000 in fiscal 1997. As a percentage of total revenues, this represented an increase to 17.4% in fiscal 1998 from 10.1% for fiscal 1997, due to the addition of senior executive personnel and other resources required to manage the business more effectively, restructure the company and position it for future growth.

     Interest Expense. Interest expense decreased to $182,000 for fiscal 1998 from $190,000 for fiscal 1997.

     Income Taxes. Net operating losses generated in fiscal 1998, fiscal 1997, fiscal 1994 and prior were carried back or forward, as the case may be, and utilized to offset the allowable portion of income tax in fiscal 1996. As of January 28, 1998, a net operating loss for federal income tax purposes of $8,007,000 was available to be utilized against future taxable income for years through fiscal 2013, subject to a possible annual limitation due to the change in ownership rules under the Internal Revenue Code.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our capital requirements in recent years principally through private placements of our common stock and long-term debt. We had a working capital deficit, as of April 28, 1999, of $1,036,000 compared to a working capital deficit of $655,000 as of January 27, 1999. Cash used in operating activities totaled $1,134,000 for the thirteen weeks ended April 28, 1999 as compared to $375,000 for the thirteen weeks ended April 29, 1998 and $351,000 for fiscal 1999 as compared to $2,489,000 for fiscal 1998.

     Net cash used in investing activities for the thirteen weeks ended April 28, 1999 and fiscal 1999 totaled $257,000 and $1,523,000, respectively, which consisted principally of capital expenditures for property and equipment. Net cash provided by financing activities for the thirteen weeks ended April 28, 1999 totaled $976,000, which consisted of proceeds from long-term debt. Net cash provided by financing activities for fiscal 1999 totaled $1,667,000. This consisted of the net proceeds from the issuance of common stock and stock options exercised.

     On March 30, 1998, we agreed to a private placement of 200,000 shares of our common stock to Franchise Mortgage Acceptance Company, or FMAC, at a price of $6.375 (the stock's closing sale price for that day on the Nasdaq National Market). In addition, FMAC also received an option to purchase

100,000 additional shares of our common stock. This option may be exercised in increments of 25,000 shares or more and expires on April 3, 2000. The exercise prices of this option are as follows: 50,000 shares are exercisable at $10.00 per share and 50,000 shares are exercisable at $12.50 per share. We completed this transaction on April 3, 1998.

     We announced on April 14, 1998 that we were in the process of obtaining a financing from FMAC to meet expected capital requirements. After extensive discussions, we determined that the structure required by FMAC was not in our best interest. In anticipation of this possible outcome, we engaged an investment banker in November 1998 to seek alternative sources of capital.

     As of April 28, 1999, we had $2,500,000 of long-term debt that consisted of three term loans with three separate investors on substantially similar terms. Each of the loans bears interest at the prime rate plus 3 1/2% with interest only payable monthly. The principal is due in one lump sum at maturity. The loans mature at different times in September and October of 2002 and are secured by all of our assets.

     On April 6, 1999, Diedrich Coffee entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of Diedrich Coffee. All outstanding principal and interest is due and payable on April 6, 2000. The loan is secured by our assets with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, we issued warrants to Mr. Youness to purchase 70,000 shares of our common stock at a price of $5.625 per share.


     On April 9, 1999, we received a statement of proposed terms and conditions from BankBoston, N.A. to establish new credit facilities for Diedrich Coffee after the completion of the acquisition of Coffee People. The new credit facilities are conditioned upon the completion of the acquisition of Coffee People, the completion of a public equity offering with gross proceeds of at least $18.0 million and other usual and customary conditions for credit facilities. The credit facilities will be secured by all of our assets. These credit facilities would be established concurrently with the completion of this offering and would consist of a term loan and a revolving credit facility. The term loan would be in the principal amount of $12 million fully amortized over five years. The term loan would bear interest at the rate of approximately 8% per annum. The revolving credit facility would provide for a maximum borrowing of $3 million. The revolving credit facility would bear interest at the rate of BankBoston's base rate plus 1.25% or Libor plus 3.00% and would terminate in five years unless extended by the mutual agreement of us and BankBoston. If advances under the revolving credit facility are to be used to finance additional company-owned retail locations, at least 90% of existing company-owned retail locations must then have positive cash flow. We intend to use the proceeds from these new credit facilities to repay our existing indebtedness, pay fees and expenses related to the acquisition of Coffee People, finance additional company-owned retail locations and for general corporate purposes.


     We believe that cash from operations, the credit facilities described above and the net proceeds from this offering will be sufficient to finance the cash payment to Coffee People stockholders, to pay related fees and expenses and to satisfy our working capital needs at the anticipated operating levels for the next twelve months.

SEASONALITY AND QUARTERLY RESULTS

     Our business is subject to seasonal fluctuations as well as economic trends that affect retailers in general. Historically, our net sales have not been realized proportionately in each quarter, with net sales being the highest during the last fiscal quarter which includes the December holiday season. Hot weather tends to reduce sales. Quarterly results are affected by the timing of the opening of new stores, which may not occur as anticipated due to events outside our control. As a result of these factors, and of the other contingencies and risk factors described elsewhere in this report, the financial results for any individual quarter may not be indicative of the results that may be achieved in a full fiscal year.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement established standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We have no instruments or transactions subject to this statement.

YEAR 2000

     We are currently working to resolve the potential impact of the year 2000 on the processing of data-sensitive information by our computerized information systems. The year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. We are investigating the impact of the year 2000 problem on our business, including our operational, information and financial systems. Based on the preliminary review of our existing businesses, we do not expect the year 2000 problem, including the cost of making our computerized information systems year 2000 compliant, to have a material adverse impact on our financial position or results of operations in future periods. However, our inability to resolve all potential year 2000 problems in a timely manner could have a material adverse impact on Diedrich Coffee. We have also initiated communications with significant suppliers and key business partners on which we rely in an effort to determine the extent to which our business is vulnerable to the failure by these third parties' to remediate their year 2000 problems. Although we have not been informed of any material risks associated with the year 2000 problem on these entities, there can be no assurance that the computerized information systems of these third parties' will be year 2000 compliant on a timely basis. The inability of these third parties to remediate their year 2000 problems could have a material adverse impact on Diedrich Coffee.

     We will have to modify certain applications and replace some of the hardware used in the processing of financial information. In conjunction with these upgrades, which are expected to be completed by the end of September 1999, we believe we will have addressed any potential significant year 2000 issues. Total expenditures related to the upgrade of the information systems are expected to cost less than $20,000. As of April 28, 1999, we had incurred and expensed approximately $34,000 of expenditures consisting of internal staff costs, outside consulting and other expenditures related to this upgrade process. These costs are being funded through operating cash flows. To the extent possible, we will be developing and executing contingency plans designed to allow continued operation in the event of failure of our or third parties' computer information systems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Derivative Instruments

     We did not invest in market risk sensitive instruments in fiscal 1999 or the first quarter of fiscal 2000. From time to time, we enter into agreements to purchase green coffee in the future at prices to be determined within two to twelve months of the time of actual purchase. At April 28, 1999, these commitments totaled $1,602,000. These agreements are tied to specific market prices, defined by both the origin of the coffee and the month of delivery, but we have significant flexibility in selecting the date of the market price to be used in each contract. We do not use commodity based financial instruments to hedge coffee or any other commodity, as we believe there will continue to be a high probability of maintaining a correlation between increases in green coffee prices and the final selling prices of our products.

     We have not used derivative financial instruments for any purpose, including hedging or mitigating interest rate risk.

     Market Risk

     Diedrich Coffee's market risk exposure with regard to financial instruments is to changes in the "prime rate" in the United States. We borrowed $2,500,000 at the prime rate plus 3 1/2% and $1,000,000 at the prime rate plus 3%. At April 28, 1999, a hypothetical 100 basis point increase in the prime rate would result in additional interest expense of $35,000 on an annualized basis. At April 28, 1999, the prime rate was 7.75%.

                     COFFEE PEOPLE SELECTED FINANCIAL DATA

     The selected financial data should be read in conjunction with "Coffee People Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes.


                                            39-WEEK        FISCAL       FISCAL
                                             PERIOD         YEAR         YEAR       36 WEEKS      36 WEEKS
                                             ENDED         ENDED        ENDED         ENDED         ENDED
                                            JUN. 29,      JUN. 28,     JUN. 27,     MARCH 7,      MARCH 6,
                                              1996          1997         1998         1998          1999
                                          ------------   ----------   ----------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Franchise revenues....................    $ 4,971       $ 5,869      $ 6,035       $ 4,584       $ 4,756
  Retail sales..........................      6,657         7,631       11,436         6,891        22,429
  Wholesale sales.......................     13,329        17,079       17,580        14,020        12,944
                                            -------       -------      -------       -------       -------
          Total revenues................     24,957        30,579       35,051        25,495        40,129
Expenses:
  Cost of goods sold....................     14,389        18,494       19,296        13,210        18,384
  Store and other operating expenses....      4,779         6,080        8,231         5,735        15,605
  Depreciation and amortization.........        978         1,152        1,811         1,109         1,152
  General and administrative expenses...      2,825         5,458        4,079         2,131         3,052
  Provision for store closures..........         --           580           --            --            --
  Acquisition and integration
     expenses...........................         --            --          437            --           950
                                            -------       -------      -------       -------       -------
          Total expenses................     22,971        31,764       33,854        22,185        39,143
                                            -------       -------      -------       -------       -------
Income (loss) from operations...........      1,986        (1,185)       1,197         3,310           986
Interest and other income...............        203           426          315           207            92
Interest expense........................         --            --           46            --           368
                                            -------       -------      -------       -------       -------
Income (loss) before income taxes.......      2,189          (759)       1,466         3,517           710
Provision for income taxes..............        965             4          728         1,512           310
Income (loss) before cumulative effect
  of change in accounting principle.....         --          (763)          --            --            --
Cumulative effect of change in
  accounting principle..................         --          (427)          --            --            --
                                            -------       -------      -------       -------       -------
Net income (loss).......................    $ 1,224       $(1,190)     $   738       $ 2,005       $   400
                                            =======       =======      =======       =======       =======
Net income (loss) per share -- basic and
  diluted:
  Income (loss) before cumulative effect
     of change in accounting
     principle..........................    $  0.16       $ (0.10)     $  0.09       $  0.27       $  0.04
  Cumulative effect of change in
     accounting principle, net of tax
     benefit............................         --         (0.06)          --            --            --
                                            -------       -------      -------       -------       -------
  Net income (loss).....................    $  0.16       $ (0.16)     $  0.09       $  0.27       $  0.04
                                            =======       =======      =======       =======       =======

BALANCE SHEET DATA:
Working capital (deficit)...............    $ 7,777       $10,802      $ 5,277       $15,074       $ 6,285
Total assets............................     40,219        38,923       55,695        40,746        54,288
Long-term debt obligations, less current
  portion...............................         --            --        3,798            --         2,727
Total stockholders' equity..............     35,487        34,297       43,502        37,840        43,919

             COFFEE PEOPLE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     As of March 6, 1999, Coffee People had 254 franchised and 26 company-operated stores operating under the Gloria Jean's brand in 38 states, one U.S. territory, and six foreign countries, 26 company-operated stores operating in Oregon under the Coffee People brand and one franchised and 13 company-operated stores operating in Arizona under the Coffee Plantation brand. Coffee People also operates a coffee roasting facility in Castroville, California.

     Gloria Jean's retail outlets generally offer a full range of gourmet coffees, hot and cold beverages, teas, and food, as well as a variety of related gifts, supplies, equipment and accessories. Coffee People (Oregon) and Coffee Plantation stores sell coffee beverages, coffee beans, cookies, pastries and coffee related merchandise.

     The merger between Coffee People and Gloria Jean's on May 19, 1998 was accounted for as a reverse merger in which Gloria Jean's was treated as the acquiror for financial reporting purposes. As a result of this accounting treatment, the historical financial statements of Gloria Jean's became the historical financial statements of the combined company. Also consistent with this accounting treatment, the fiscal year end for Coffee People was changed from December 31 to the last Saturday in June, to conform to the year-end used by Gloria Jean's.

     Because of the reverse merger accounting treatment, the financial results for the twenty-six week periods ended March 6, 1999 reflect the operations of the combined companies while the financial results for the twenty-six week periods ended March 7, 1998 reflect the operations of Gloria Jean's only. Because the merger closed on May 19, 1998, approximately six weeks before the 1998 fiscal year-end, the operating results attributable to the acquired Coffee People (Oregon) and Coffee Plantation operations have had only a limited impact on the overall operating results of the combined company for the fiscal year ended June 27, 1998. Certain costs associated with the acquisition and integration of Coffee People operations have been accounted for as acquisition and integration expenses.

     On March 16, 1999, Coffee People signed a merger agreement with Diedrich Coffee that contemplates the acquisition of Coffee People by Diedrich Coffee. The acquisition will occur through a merger in which Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. The acquisition is subject to a number of conditions, including obtaining the approval of the Coffee People and Diedrich Coffee stockholders and completing the acquisition of Coffee People by July 15, 1999.

     If these conditions are met, the merger is expected to close immediately prior to the completion of this equity offering.

RESULTS OF OPERATIONS

     Thirty-Six Weeks Ended March 6, 1999 Compared to Thirty-Six Weeks Ended March 7, 1998

     Total Revenues. Total revenues increased 57.4% to $40,129,000 for the thirty-six week period ended March 6, 1999, from $25,495,000 for the same period in fiscal 1998. The increase in total revenues was due primarily to an increase in retail sales from company-operated stores, offset by a decrease in wholesale revenue.

     Retail sales at company-operated stores increased 225.5% to $22,429,000 for the fiscal 1999 thirty-six week period from $6,891,000 in the fiscal 1998 thirty-six week period. The increase in retail sales was due primarily to sales of $16,563,000 at the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998.

     Wholesale revenue consists primarily of sales of roasted coffee and other products and supplies to franchisees. Wholesale revenue decreased 7.7% to $12,944,000 for the thirty-six weeks ended March 6, 1999 from $14,020,000 for the same thirty-six week period in fiscal 1998. The decrease was primarily due to decreased sales to franchise stores because of lower sales volume and a shift from the sale of whole beans to drink sales.

     Franchise revenue consists primarily of initial franchise fees and royalties received by Coffee People on sales made at each franchise location. Franchise revenue increased 3.8% to $4,756,000 for the thirty-six week period ended March 6, 1999 from $4,584,000 for the same thirty-six week period in fiscal 1998. The components of this increase were an increase in franchise and other fees in the amount of $202,000, offset by a reduction of $30,000 in royalty revenue. The increase in franchise fees was primarily from a territory fee in the amount of $150,000 and a Coffee Plantation initial franchise fee in the amount of $50,000. Royalty revenues remained relatively constant at $4,050,000 in 1999 compared to $4,080,000 for the same period in 1998, due primarily to the addition of one Coffee Plantation store and eight international stores, offset by a decrease of five domestic stores.

     Costs and Expenses. Cost of goods sold increased 39.2% to $18,384,000 for the thirty-six weeks ended March 6, 1999, from $13,210,000 in the same period of fiscal 1998, due to increases associated with the increase in retail sales attributed to the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998. Cost of goods sold as a percentage of corporate store sales and wholesale revenue decreased to 52.0% in the thirty-six week period ended March 6, 1999, from 63.2% in the thirty-six week period ended March 7, 1998. The decrease was due primarily to a more favorable cost relationship associated with retail sales generated at the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998.

     Store and other operating expenses increased 172.1% to $15,605,000 in the thirty-six week period ended March 6, 1999, from $5,735,000 in the same period of fiscal 1998. The increase was due primarily to store operating expenses attributable to the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998, increased store operating expenses at Gloria Jean's company-operated stores, and increased franchise administration expenses necessary to support the planned growth in the franchise business. As a percentage of total revenues, store and other operating expenses increased to 38.9% in the fiscal 1999 thirty-six week period from 22.5% in the fiscal 1998 thirty-six week period.

     Depreciation and amortization increased 3.9% to $1,152,000 in the thirty-six week period ended March 6, 1999 from $1,109,000 in the thirty-six week period ended March 7, 1998. Depreciation and amortization increased primarily due to an increase in goodwill amortization resulting from the reverse merger with Gloria Jean's. As a percentage of total revenues, depreciation and amortization expense decreased to 2.9% for the thirty-six week period ended March 6, 1999 from 4.3% in the same thirty-six week period of fiscal 1998. The decrease in depreciation was due primarily to the suspension of depreciation at the Gloria Jean's company-operated stores, which are being held for sale to franchisees.

     General and administrative expenses increased 43.2% to $3,052,000 in the thirty-six week period ended March 6, 1999 from $2,131,000 in the same period of fiscal 1998 primarily because of general and administrative infrastructure acquired as part of the Coffee People acquisition completed in May 1998. Additionally, general and administrative expenses were favorably impacted in 1998 due to a reimbursement of pre-merger related expenses from Brothers Gourmet Coffee in the amount of $276,000. As a percentage of total revenues, general and administrative expenses decreased to 7.6% in the fiscal 1999 thirty-six week period compared to 8.4% for the same period in fiscal 1998.

     Acquisition and integration expenses amounted to $950,000 in the fiscal 1999 thirty-six week period. This consists of $799,000 in one-time costs associated with integrating Coffee People operations and a portion of costs associated with exiting certain Coffee People activities, including relocating the administrative function from Beaverton, Oregon to Castroville, California and franchising Coffee People (Oregon) and Coffee Plantation retail stores, and $151,000 in expenses relating to the anticipated merger with Diedrich Coffee.

     Interest and Other Income. Interest income as a percentage of total revenues decreased to 0.2% for the thirty-six week period ended March 6, 1999 from 0.8% for the same period in fiscal 1998, due to the overall increase in revenues and a reduction in cash balances available for short-term investment in interest-bearing instruments.

     Interest Expense. Interest expense as a percentage of total revenues increased to 0.9% for the thirty-six week period ended March 6, 1999 from 0.0% for the same period in fiscal 1998, as a result of interest incurred on long-term debt obligations acquired as part of the Coffee People acquisition on May 19, 1998 and the November 1998 sale-leaseback transaction.

     Income Taxes. The provision for income taxes was $310,000 for the thirty-six week period ended March 6, 1999, compared to $1,512,000 for the same period in fiscal 1998. The effective tax rates of 43.7% for the thirty six week period ended March 6, 1999 and 43.0% for the thirty six week period ended March 7, 1998, result from federal and state income taxes and nondeductible goodwill amortization.

     Fiscal Year Ended June 27, 1998 Compared to Fiscal Year Ended June 28, 1997

     Total Revenues. Total revenues increased 14.6% to $35,051,000 for the fiscal year ended June 27, 1998, from $30,579,000 for the fiscal year ended June 28, 1997. The increase in total revenues was due primarily to an increase in retail sales from company-operated stores.

     Retail sales at company-operated stores increased 49.9% to $11,436,000 for the 1998 fiscal year from $7,631,000 in the 1997 fiscal year. The increase in retail sales was due primarily to sales of $2,406,000 at Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998, and to an increase in the weighted average number of company-operated Gloria Jean's stores -- 31 during the fiscal year ended June 27, 1998 as compared to 25 during the fiscal year ended June 28, 1997.

     Wholesale sales consist primarily of sales of roasted coffee and other products and supplies to franchisees. Wholesale sales for the fiscal year ended June 27, 1998 increased 2.9% to $17,580,000 for the fiscal year ended June 27, 1998 from $17,079,000 for the fiscal year ended June 28, 1997. This increase was due to increased sales of coffee beans as a result of new franchisees as well as a general price increase for products sold to franchised stores.

     Franchise revenues consist primarily of initial franchise fees and royalties received by Gloria Jean's on sales made at each franchise location. Franchise revenue increased 2.8% to $6,035,000 for the fiscal year ended June 27, 1998 from $5,869,000 for the fiscal year ended June 28, 1997. The components of this increase were a 27.7% increase in franchise fees to $640,000 in the 1998 fiscal year from $501,000 in the 1997 fiscal year and a 0.5% increase in royalties to $5,395,000 in the 1998 fiscal year from $5,368,000 in the 1997 fiscal year. The increase in franchise fees was due to an increase in the number of new stores franchised during the 1998 fiscal year over the number franchised in the 1997 fiscal year. The increase in royalties was due to an increase in the number of franchised stores, which was offset by a decline of approximately one percent in comparable store sales at franchised stores.

     Costs and Expenses. Cost of goods sold increased 4.3% to $19,296,000 for the fiscal year ended June 27, 1998, from $18,494,000 in the fiscal year ended June 28, 1997, due to increases associated with the increases in retail sales. These increases were partially offset by a reduction in cost of goods sold associated with wholesale sales. Cost of goods sold as a percentage of retail and wholesale sales decreased to 66.5% in the fiscal year ended June 27, 1998, from 74.8% in the fiscal year ended June 28, 1997, due primarily to improvements in production controls, plant efficiencies and a general increase in prices on sales of products to franchised stores and also due to a more favorable cost relationship associated with retail sales generated at the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998. Product costs as a percentage of retail sales are lower at Coffee People (Oregon) and Coffee Plantation stores than at Gloria Jean's company-operated stores.

     Store and other operating expenses increased 35.4% to $8,231,000 in the fiscal year ended June 27, 1998, from $6,080,000 in the fiscal year ended June 28, 1997, primarily as a result of increased store operating expenses at Gloria Jean's company-operated stores and store operating expenses attributable to the Coffee People (Oregon) and Coffee Plantation stores acquired on May 19, 1998, and also to an increase in operating expenses associated with franchise administration. These increases were partially offset by a decline in franchise bad debt expense due to improved credit and collection efforts. As a percentage of total revenues, store and other operating expenses increased to 23.5% in the 1998 fiscal year from 19.9% in the 1997 fiscal year.

     Depreciation and amortization increased 57.2% to $1,811,000 in the fiscal year ended June 27, 1998 from $1,152,000 in the fiscal year ended June 28, 1997, due to depreciation and amortization expense associated with the Coffee People (Oregon) and Coffee Plantation stores acquired in May 1998 and an increase in depreciation associated with new company-operated Gloria Jean's stores opened during the year. These Gloria Jean's company-operated store assets were depreciated until Coffee People decided at the end of fiscal year 1998 to actively market all company-operated stores to franchisees. As a percentage of total revenues, depreciation and amortization expense increased to 5.2% for the fiscal year ended June 27, 1998 from 3.8% in the fiscal year ended June 28, 1997, primarily due to depreciation and amortization associated with the increased number of company-operated stores opened or acquired during the year, which generally have higher depreciation expense as a percentage of retail sales.

     General and administrative expenses decreased to $4,079,000 in the 1998 fiscal year from $5,458,000 in the 1997 fiscal year primarily as a result of expenses charged to general and administrative expense during the 1997 fiscal period which were not incurred in the 1998 fiscal period, and as a result of a $643,000 reimbursement received from Brothers in fiscal year 1998 in connection with indemnification agreements associated with the 1995 acquisition of the Gloria Jean's business from Brothers. The Brothers reimbursement in fiscal year 1998 represents a recovery of costs previously charged to general and administrative expenses. Charges incurred in fiscal year 1997 that were not incurred in fiscal year 1998 consisted of $420,000 associated with the reacquisition and closure of a Gloria Jean's store pursuant to a repurchase agreement and expenses associated with building a new management team and implementing systems, standards and controls throughout the organization. General and administrative expense reductions in fiscal year 1998 were offset somewhat by general and administrative expense increases arising as a result of the Coffee People acquisition completed in May 1998. In addition, during fiscal years 1998 and 1997, Coffee People recorded charges to general and administrative expense of $223,000 and $198,000, respectively, for costs associated with the write down of certain Gloria Jean's company-operated store assets. General and administrative expenses as a percentage of total revenues decreased because of the foregoing factors to 11.6% in the 1998 fiscal year from 17.8% in the 1997 fiscal year.

     Provision for Store Closures. Coffee People took a charge of $580,000 in fiscal year 1997 to provide for the closure of eight company-operated Gloria Jean's stores. Costs relating to these stores incurred during the fiscal year ended June 27, 1998 were $530,000. These costs were charged against the accrual established at the end of the 1997 fiscal year. As of June 27, 1998, five of the eight stores had been disposed of pursuant to lease termination agreements.

     As of June 27, 1998, all of the Gloria Jean's company-operated stores are held for sale to franchisees. For the 1998 fiscal year, revenues and operating losses for these stores were $9,030,000 and $(1,204,000), respectively. While management intends to sell these stores during fiscal year 1999, there can be no assurance that all of these actions can be taken by Coffee People or that, if taken, such actions will improve Coffee People's financial position, results of operations or cash flows.

     Acquisition and Integration Expenses. Acquisition and integration expenses of $437,000 consist of costs associated with integrating Coffee People operations and a portion of costs associated with exiting Coffee People activities, including relocating the administrative functions from Beaverton, Oregon to Castroville, California and franchising Coffee People (Oregon) and Coffee Plantation retail stores. The exit costs have been capitalized and recorded as an increase to goodwill to the extent of Second Cup's 69.4% ownership interest. The remaining exit costs have been expensed and are included in acquisition and integration expenses.

     Interest and Other Income. Interest and other income as a percentage of total revenues decreased to 0.9% for the fiscal year ended June 27, 1998 from 1.4% for the fiscal year ended June 28, 1997, due to a reduction in interest-bearing loans receivable from an affiliated company resulting from the repayment of such loans in fiscal year 1997.

     Interest Expense. Interest expense as a percentage of total revenues was 0.1% for the fiscal year ended June 27, 1998, as a result of interest incurred on long-term debt obligations acquired as part of the Coffee People acquisition on May 19, 1998, and there was no interest expense in the fiscal year ended June 28, 1997.

     Income Taxes. The provision for income taxes increased to $728,000 for the fiscal year ended June 27, 1998, from $4,000 for the fiscal year ended June 28, 1997, due to Coffee People generating taxable income during the 1998 period. The effective tax rate of 49.7% for fiscal year 1998 primarily results from federal and state income taxes and nondeductible goodwill amortization.

    Fifty-Two Week Period Ended June 28, 1997 Compared to the Thirty-Nine Week Period Ended June 29, 1996.

     The data presented for fiscal year 1996 consists of the thirty-nine week period ended June 29, 1996, due to the acquisition of Gloria Jean's by Second Cup effective September 30, 1995. Fiscal year 1997 consists of a full fifty-two weeks. Approximately 30% to 35% of annual sales typically occur in the eight week period preceding the year-end holidays. This seasonal trend together with the substantial differences arising from the comparison of two periods of differing lengths should be considered when reviewing the following discussion.

     Total Revenues. Total revenues increased 22.5% to $30,579,000 for the fiscal year ended June 28, 1997 from $24,957,000 for the 39 week period ended June 29, 1996, due primarily to the impact of a full year of reported results in 1997 versus thirty-nine weeks in 1996. An additional 14 new franchises opened during fiscal year 1997 also contributed to the increases in wholesale and other revenue and franchise revenues. Retail sales increased to $7,631,000 for the fiscal year ended June 29, 1997 from $6,657,000 for the thirty-nine week period ended June 29, 1996. Wholesale and other revenues increased to $17,079,000 for the fifty-two week period ended June 28, 1997 from $13,329,000 for the period ended June 29, 1996. Franchise revenues increased to $5,869,000 for the 1997 period from $4,971,000 for the thirty-nine week period ended June 29, 1996.

     Costs and Expenses. Cost of goods sold increased to $18,494,000 for the fifty-two week period ended June 28, 1997 from $14,389,000 for the thirty-nine week period ended June 29, 1996. Cost of goods sold increased to 74.8% as a percentage of retail and wholesale sales for the 1997 period from 72.0% for the 1996 period due primarily to a write down of approximately $600,000 for holiday gift pack inventory, which did not meet Gloria Jean's quality standards, and due to a larger number of underperforming company-operated stores that had poor operating efficiencies and higher coffee costs.

     Store and other operating expenses increased to $6,080,000 for the 1997 period from $4,779,000 for the 1996 period. Store and other operating expenses as a percentage of total revenues increased to 19.9% in 1997 from 19.2% in 1996 primarily due to a larger number of underperforming company-operated stores incurring higher operating expenses.

     General and administrative expenses increased to $5,458,000 for the period ended June 28, 1997 from $2,825,000 for the period ended June 29, 1996. General and administrative expenses as a percentage of total revenues increased to 17.8% in 1997 from 11.3% in 1996, due primarily to the investment undertaken in building a new management team and implementing improved systems, standards and controls throughout the organization. The increase also related to a $198,000 write-down to market value of assets at company-operated stores which were held for sale and a provision of $420,000 related to reacquisition and store closure costs associated with a repurchase agreement.

     Provision for Store Closures. The provision for store closures of $580,000 consisted primarily of lease termination costs for eight of the company-operated stores held for disposal. As of June 28, 1997, management determined it was not feasible to sell these stores and implemented a plan to close them during fiscal year 1998.

     Revenues and operating income (losses) for the 24 company-operated stores held for disposal, including the eight company-operated stores slated for closure at June 28, 1997, were $7,051,000 and

$(368,000) respectively, for the fiscal year ended June 28, 1997 and $5,592,000 and $176,000, respectively, for the thirty-nine week period ended June 29, 1996.

     Cumulative Effect of Change in Accounting Principle. Effective as of the beginning of fiscal year 1997, Gloria Jean's adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). The initial application of SFAS 121 to long-lived assets held for disposal at June 29, 1996 resulted in a non-cash charge of $427,000 (net of tax benefit of $262,000), which represents the adjustment required to remeasure such assets at the lower of carrying amount or fair value less costs to sell. Long-lived assets held for disposal consist of leasehold improvements and furniture and other property at company-operated stores, which were held for sale. Assets held for disposal at June 28, 1997 had an adjusted carrying value of $1,560,000.

     Income Taxes. The provision for income taxes decreased to $4,000 for the fiscal year ended June 28, 1997 from $965,000 for the thirty-nine week period ended June 29, 1996. The decrease is due to Gloria Jean's reporting a net loss before income taxes during fiscal 1997 as compared to income before income taxes during the thirty-nine week period ended June 29, 1996. The effective income tax rate decreased to 0% during fiscal year 1997 from 44.1% during the thirty-nine week period ended June 29, 1996. During fiscal 1997, the federal and state income tax benefit from the loss before income taxes was offset by amortization of nondeductible goodwill and the write-off of an uncollectible income tax receivable. During the thirty-nine week period ended June 29, 1996, the effective income tax rate was comprised of federal and state income taxes and amortization of nondeductible goodwill.

     During fiscal 1997, management determined that no valuation allowance was required for Gloria Jean's deferred tax assets of $2,592,000 since, based on internal forecasts, management believes it is more likely than not the deferred tax assets will be realized through future taxable income. The adjustment to the valuation allowance during fiscal 1997 of $1,619,000 was recorded as a reduction in goodwill since the prior year's valuation allowance related to net operating loss carry forwards acquired from Brothers.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 6, 1999, all seven of the Coffee People (Oregon) stores located outside of Oregon that Coffee People had identified for closure or disposition in its quarter ended June 30, 1997 had been closed. Of these stores, three had been sold and their store leases assigned and one store lease had been terminated by agreement. Eight Gloria Jean's stores were identified for disposal during fiscal year 1997. Five were disposed of during fiscal year 1998 pursuant to lease termination agreements. Of the three remaining Gloria Jean's stores, one was disposed of after June 27, 1998 pursuant to a lease termination agreement and two remain open. Coffee People continues to make payments on the lease obligations for the three remaining Coffee People stores and for the two remaining Gloria Jean's stores. Coffee People will continue to make cash outlays for these stores for such items as rent, utilities and insurance until such time as it is able to sell the stores or until it can negotiate satisfactory arrangements with landlords for re-leasing the store premises or for otherwise terminating the leases. Such costs are charged against the accrual for store closures. There can be no assurance that Coffee People will be successful at selling these stores or in negotiating with landlords for the re-leasing of the store premises or for terminating the leases. If Coffee People is not successful in these efforts, such cash outlays could continue for an indeterminate period during the term of the store leases. Coffee People is working with local real estate brokers to market, re-lease or sublease these stores. The lease terms for these stores range from two and one-half to nine years with expiration dates ranging from January 2001 through May 2007. Minimum future rental payments as of March 6, 1999 under the five leases total $1,272,000.

     As of March 6, 1999, Coffee People had $2,773,000 in cash and equivalents.

     Coffee People had working capital of $6,285,000 as of March 6, 1999, as compared to working capital of $5,277,000 at June 27, 1998.

     For the thirty-six week period ended March 6, 1999, cash provided by operating activities was $398,000, as compared to cash provided by operating activities of $2,875,000 for the same period in fiscal 1998. Cash provided by operating activities for the thirty-six week period ended March 6, 1999, consisted primarily of net income and depreciation, offset by accrued liabilities, prepaid expenses and a decrease in payable to a related party.

     For the thirty-six week periods ended March 6, 1999 and March 7, 1998, net cash used in investing activities was $266,000 and $1,302,000, respectively, primarily as a result of the purchase of property, plant and equipment offset by proceeds from disposal of equipment.

     For the thirty-six week period ended March 6, 1999, Coffee People had cash used in financing activities of $181,000, primarily as a result of borrowings under long-term debt and a capital lease obligation in the amount of $2,334,000, offset by principal payments on long-term debt in the amount of $2,525,000. For the thirty-six week period ended by March 7, 1998, Coffee People had neither cash used nor generated by financing activities.

     Coffee People has a line of credit with one of its primary banks providing for borrowings through August 1, 1999 of up to $500,000. Borrowings bear interest at the rate of 0.5% over the bank's reference rate, which was 7.75% as of March 6, 1999, and are secured by substantially all of Coffee People's assets, including accounts receivable, inventory trade fixtures and equipment. As of March 6, 1999, there were no borrowings outstanding under the line of credit; however, $73,000 of the line was reserved for a letter of credit dated September 1998.

     At the time of the merger with Gloria Jean's, Coffee People entered into a loan agreement with The Second Cup Ltd., which provides for a credit facility of up to $4,000,000 over a five year term. The facility expires May 19, 2003. The interest rate for amounts drawn under the line is 11.5%. As of March 6, 1999, Coffee People had no borrowings under this agreement.


     On November 24, 1998, Coffee People entered into a sale-leaseback transaction involving equipment at twelve company-operated Gloria Jean's retail stores. The $922,000 proceeds received by Coffee People from the lease transaction were used for working capital and general corporate purposes. The interest rate on the capital lease obligation is 10.5%. The capital lease assets are recorded in property, plant and equipment. At the end of the lease term, Coffee People has an option to purchase the equipment for the greater of fair market value or 10% of the lessor's original cost, or renew the lease for a minimum of an additional eight months.


     Coffee People believes that anticipated cash flow from operations, existing cash and bank debt and the credit facility will be sufficient to meet its cash requirements through the end of the next twelve months.

SEASONALITY

     Coffee People's business is subject to seasonal fluctuations, due to seasonal changes and general economic conditions, among other factors. Historically, net sales from Coffee People (Oregon) stores have been highest during the first and fourth fiscal quarters, which include the spring and summer months. Gloria Jean's highest sales and earnings have historically occurred in the second and third fiscal quarters, which include the peak holiday shopping months. Coffee Plantation sales are also seasonal with higher sales and earnings occurring in the second and third fiscal quarters when the weather is cooler and more favorable to drinking hot beverages.

     In addition, quarterly results have been substantially affected by the timing of new store openings. This trend is likely to continue. Because of the seasonality of Gloria Jean's business and the impact of new store openings, results for any quarter do not necessarily indicate the results that may be achieved for a full fiscal year, and cannot be used to indicate financial performance for an entire year.

YEAR 2000

     The "year 2000 problem" refers to the possible failure of many computer systems that may arise as a result of many existing computer programs using only the last two digits to refer to a year. Coffee People has undertaken an initial review of the potential effects on it of the year 2000 problem. These potential problems are being addressed on a system-by-system basis.


     Coffee People has determined that its general accounting system, which includes invoicing, accounts receivable and inventory control, must be upgraded to make the system year 2000 compliant. Coffee People has expended approximately $5,000 to remedy this problem. Coffee People does not expect to incur any additional material costs to upgrade the accounting system.


     Coffee People is continuing to review its information technology hardware and software, including personal computers, application and network software for year 2000 compliance readiness. The review process entails evaluation of hardware/software and testing. Coffee People believes its information technology review will be completed by the end of the current fiscal year. While the review process is ongoing, Coffee People believes that the cost to bring its information technology systems into year 2000 compliance will be under $50,000 and it does not foresee any material difficulties with completing the necessary changes before January 1, 2000.

     Coffee People expects that its review of non-information technology systems (including voice communications and security) will be completed before the end of the current fiscal year. The estimated cost to remedy non-information technology systems is not expected to be material.

     Coffee People expects that the source of funds for evaluation and remediation of year 2000 compliance issues will be cash flows from operations.

     Coffee People believes that its most significant internal risk posed by the year 2000 Problem is the possibility of a failure of its accounting system. If the accounting system were to fail, Coffee People would have to implement manual processes, which may slow the timeliness of information needed to manage the business. As discussed above, Coffee People plans to avoid this risk by upgrading its accounting systems; however, there can be no assurance that such actions will avoid problems that may arise.

     The third parties whose year 2000 problems could have the greatest effect on Coffee People are believed by Coffee People to be banks that maintain Coffee People's depository accounts and credit card processing systems, the company that processes Coffee People's payroll and which maintains Coffee People's human resource databases, and companies that supply or distribute coffee beans and other goods. Coffee People is in the process of confirming the state of year 2000 readiness of these parties. It is anticipated Coffee People will complete this process prior to the end of the fiscal year.

     Coffee People is in the process of developing a contingency plan to address potential year 2000 problems. The contingency plan is anticipated to be completed prior to the end of the fiscal year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Derivative Instruments

     The supply and price of green coffee beans is subject to significant volatility, generally caused by multiple factors beyond Coffee People's control, including weather, political and economic conditions in coffee producing countries, and other supply-related matters. Because Coffee People's coffee roasting operation supplies products to franchisees on a cost-plus basis, Coffee People believes that its gross profit on wholesale sales is generally insulated from the risk of volatility in prices of green coffee beans, except to the extent that such fluctuation affects the demand for specialty coffee. Company-operated stores are not so similarly insulated. In addition, other factors may affect gross profit, such as production efficiencies or inefficiencies, including roasting shrinkage, and write-offs of excess coffee inventories. During fiscal year 1997, worldwide coffee prices increased significantly.

     In order to avoid speculation on spot coffee prices, Coffee People typically undertakes to lock in the cost of a portion of its future coffee purchases by entering into contracts to purchase green coffee over future periods at fixed prices, or at future prices to be determined within one to 12 months from the time of the actual purchase. At March 6, 1999, these purchase commitments totaled approximately $2,920,000 for approximately 2,420,000 pounds of green coffee, at an average contract cost per pound of $1.21. These commitments together with existing inventory represent approximately 80% of Coffee People's estimated coffee requirements through March 3, 2000. These commitments are not currently favorable to market at March 6, 1999, as the current market price for a pound of green coffee is approximately $1.03 per pound.


     Coffee People does not use commodity based financial instruments to hedge coffee purchases.

     Financial Market Risk

     Coffee People does not maintain a substantial investment portfolio. However, it does have arrangements with its primary bank to invest monies on deposit in overnight repurchase agreements and in other marketable short-term securities with maturities of generally less than 90 days. Based upon the current portfolio, a 100 basis point move in short-term interest rates would not have a material effect on Coffee People's financial condition or results of operations.

     Coffee People's principal market risk with respect to its financial debt instruments is to changes in the prime rate charged by major banks in the United States and to other benchmark rates to which interest rates under Coffee People's loan agreements may be tied. In June 1998, Coffee People elected to have a portion of its term loan with Bank of America bear interest at 2.25% over IBOR, an offshore rate used by the bank that is similar to LIBOR. Under the current arrangement, this rate will be adjusted periodically.

     On April 9, 1999, Coffee People elected to have the interest rate on $3,000,000 of its term loan continue to be referenced to the IBOR. The rate has been fixed at 7.18% through May 10, 1999. The rate on the remaining balance of $674,500 is 8.25%, 0.5% over the bank's prime rate of 7.75% as of March 6, 1999. At March 6, 1999, a 100 basis point increase in the IBOR would result in additional interest expense of $30,000 on an annualized basis. A return to the 8.25% floating rate tied to the prime rate, which was 7.75% at March 6, 1999, would have a similar impact on Coffee People's results of operations.

                                    BUSINESS
OVERVIEW

     Diedrich Coffee, following the acquisition of Coffee People, will be the second largest specialty coffee retailer in the United States with annual systemwide sales of more than $150 million through 361 retail locations in 38 states and 6 foreign countries. We sell specialty brewed coffee and espresso-based beverages such as cappuccinos, lattes, mochas and espressos and various blended drinks through these company-owned and franchised retail locations. To complement beverage sales, we also sell light food items, specialty whole bean coffee and accessories at our retail locations. In addition to our network of retail locations, we will operate a large coffee roasting facility located in Northern California that is presently operated by Coffee People and will provide high-quality, freshly roasted coffee beans for our retail locations and our wholesale accounts. We have over 300 wholesale accounts with businesses and restaurant chains, such as Ruth's Chris Steakhouses (California/Arizona locations), El Torito, Claim Jumper and Islands Restaurants.

     We believe that as the specialty coffee market has matured, distinct segments have emerged: espresso/coffee bars, coffeehouses and mall coffee stores. Espresso/coffee bars offer limited seating to facilitate quick customer turnover, are generally less than 1,200 square feet in size and are usually located in densely populated urban areas. Coffeehouses are generally greater than 1,200 square feet in size, located in suburban areas, and encourage customers to linger and enjoy a more relaxed, comfortable atmosphere. Mall coffee stores cater to mall consumers and place a heavier emphasis on the sale of flavored whole bean coffee and coffee-related merchandise. Based on the number of domestic retail coffee locations, Starbucks is the leader in the espresso/coffee bar segment, Gloria Jean's is the leader in the mall coffee store segment and there is presently no leader in the coffeehouse segment. Our business objective is to be the leading specialty coffee company in both the coffeehouse and mall coffee store segments.

     We differentiate ourselves from other specialty coffee producers by roasting our coffee beans in accordance with proprietary recipes developed over three generations by the Diedrich family. Our roasting recipes take into account the specific variety, origin and physical characteristics of each coffee bean to maximize its unique flavor. In addition, we seek to differentiate our coffeehouses by offering our customers a broad line of superior tasting coffee products and a high level of personalized customer service, which generate strong sales and customer loyalty. Diedrich coffeehouses offer a warm, friendly environment specifically designed to encourage guests to linger with friends and business associates or to relax alone in comfort. Ample seating is augmented by cozy sofas and comfortable chairs to create intimate nooks for meeting and relaxing. The critical components of our coffeehouse concept include high quality, fresh roasted coffee and superior customer service by knowledgeable employees.

COMPANY BACKGROUND

     The first retail store operating under the name of Diedrich Coffee commenced operations in 1972. Our retail operations grew rapidly until 1997 when we experienced difficulties managing such rapid growth. Diedrich Coffee restructured its operations and, in November 1997, our board of directors retained John Martin as Chairman of the Board and Tim Ryan as President and Chief Executive Officer. Messrs. Martin and Ryan collectively bring more than fifty-five years of multi-unit food service experience to our company. They joined our founder, Martin Diedrich, a recognized expert in sourcing, tasting and roasting coffee, and began the process of building a team of experienced restaurant industry executives to develop the Diedrich Coffee brand. To further our objective to be the leading specialty coffee company in both the coffeehouse and mall coffee store segments, our management team implemented a growth strategy to increase our number of retail locations and the sale of coffee products through other distribution channels. The principal focus of this growth strategy is franchise area development.

     In March 1999, we agreed to acquire Coffee People through a merger in which Coffee People will become a wholly-owned subsidiary of Diedrich Coffee. Coffee People operates three retail brands -- Gloria Jean's, Coffee People and Coffee Plantation -- with 320 franchised and company-owned retail locations throughout the United States and in 6 foreign countries. The completion of this equity offering is contingent upon the acquisition's completion. The acquisition is subject to a number of conditions, including the approval of the Diedrich Coffee and Coffee People stockholders and completion of the acquisition of Coffee People by July 15, 1999. These stockholder approvals will be obtained and the acquisition will be completed immediately before completion of this equity offering.

INDUSTRY OVERVIEW

     Specialty coffee sales as a percentage of total coffee sales in the United States have been increasing steadily. According to the National Coffee Association, sales of specialty coffee grew from approximately 17% to almost 30% of total coffee sales in the United States from 1989 through 1997. According to the National Coffee Association's 1998 study, 47% of Americans drink coffee. On average they drink 1.4 cups per day. The U.S. coffee market consists of two distinct product categories: (1) commercial ground roast, mass-merchandised coffee and (2) specialty coffees, which include gourmet coffees (premium grade arabica coffees sold in whole bean and ground form) and premium coffees (upscale coffees mass-marketed by the leading coffee companies).

     We believe that several factors have contributed to the increase in demand for gourmet coffee including:

     - greater consumer awareness of gourmet coffee as a result of its increasing availability;

     - increased quality differentiation over commercial grade coffees by consumers;

     - increased demand for all premium food products, including gourmet coffee, where the differential in price from the commercial brands is small compared to the perceived improvement in product quality and taste;

     - ease of preparation of gourmet coffees resulting from the increased use of automatic drip coffee makers and home espresso machines; and

     - the decline in alcoholic beverage consumption.

     The Specialty Coffee Association of America projects the number of specialty coffee beverage outlets in the United States to increase to over 10,000 by the end of 1999. We believe that, despite the increase in the number of specialty coffee stores, the market is highly fragmented and, with the exception of Starbucks with less than 20% of the total retail locations, remains relatively unbranded.

THE DIEDRICH COFFEE CONCEPTS

     Our business objective is to be the leading specialty coffee retailer in both the coffeehouse and mall coffee store segments. To achieve this goal, we must continue to deliver and serve the high quality coffee for which Diedrich Coffee is known by using only the finest quality green coffee beans and ensuring that these beans are freshly roasted using our proprietary recipes. In addition, the friendliness, speed and consistency of the service and the coffee knowledge of our employees are critical to developing Diedrich Coffee's quality brand identity and to building a loyal customer base. Our marketing strategy is to continue developing brand name recognition based upon the quality of our coffee products, education of our customers about our offerings of various coffees and roasts, and the image of our coffeehouses as neighborhood gathering places.

     Coffeehouses

     A Diedrich coffeehouse experience is strongly influenced by three components: ambiance, hospitality and coffee knowledge. Each component is made up of the following elements that are unique to Diedrich Coffee:

          Ambiance. Diedrich Coffee guest comments indicate taste superiority of our products versus the competition. Moreover, surveys also indicate that customers are not only loyal to a better, specialty cup of coffee, but also to the ambiance provided by the comfortable surroundings designed into every Diedrich coffeehouse. Our coffeehouses are specifically designed to encourage guests to linger with friends and business associates, or to relax alone in comfort. The architectural design of the Diedrich Coffee prototype is a contemporary American interpretation of the European colonial plantation style of the 1800's. Ample seating is augmented with cozy sofas and comfortable chairs to create intimate nooks for meeting and relaxing. A weekly entertainment schedule is provided to encourage patrons to revisit on weekend evenings.

          Hospitality. Our coffeehouses deliver specific consumer benefits that address a wide range of otherwise unmet needs in the suburban neighborhoods of America. As a neighborhood coffeehouse chain, Diedrich Coffee is the non-alcoholic answer to the corner pub. Coffeehouse employees greet regular customers by name and acknowledge all patrons by name at the point of drink pick-up. While a large percentage of coffeehouse business is quick morning coffee pick-up, the coffeehouse focus on hospitality encourages development of strong afternoon and evening business, complemented by the availability of desserts, pastries and quality, non-caffeinated beverages. Surveys and customer comments indicate that patrons are treated as part of the Diedrich Coffee community and frequently revisit the coffeehouse.

          Coffee Knowledge. Diedrich Coffee is the only specialty retailer whose founder, Martin Diedrich, comes from three generations of experience in the specialty coffee industry. Mr. Diedrich, currently Chief Coffee Officer, is intimately involved in the daily business of sourcing, tasting and roasting coffees. He is also directly involved in the training of coffeehouse team members. The coffee knowledge and expertise that is transferred from coffeehouse to customer is a competitive advantage, as the interest in specialty coffee continues to develop. Like the wine industry, as customer sophistication grows, so does the customer's desire for more and better information, and for a wider selection of quality coffee varieties. We are able to identify and secure exceptional, rare coffees, roast them to perfection, and then offer these freshly roasted coffees for sale to our customers.

     Mall Coffee Stores

     Gloria Jean's is the current leader in the mall coffee store segment with 280 coffee stores in 38 states and 6 foreign countries. Gloria Jean's specialty coffee stores are located across the country in high-traffic malls that are anchored by high profile retailers, such as Nordstrom, Macy's and Williams-Sonoma. Mall coffee stores can be differentiated from a traditional coffeehouse based upon the following:

          Captive Consumer Base. A major benefit of mall retailing is its captive consumer base. The primary function of Gloria Jean's marketing is to entice consumers inside with eye-catching signage and window displays. Everyday new customers walk by the front entrances of Gloria Jean's stores affording us the opportunity to introduce them to Gloria Jean's coffee. Once inside a mall, consumers are unlikely to leave to purchase coffee, refreshments or gifts similar to those offered by Gloria Jean's. Mall employees are also captive consumers and represent an important component of our customer base.

          Constant Customer Flow. Unlike a coffeehouse, which serves a significant amount of its coffee before ten o'clock in the morning, Gloria Jean's experiences customer flow throughout the day. As a mall coffee store, Gloria Jean's consumer traffic pattern is driven by mall hours and the mall dynamic. Gloria Jean's is busiest on weekends and holidays. In addition, the mall plays a key role in marketing to consumers living in neighboring communities.

          Flavored Coffees. Gloria Jean's was a pioneer in developing high quality flavored coffees and continues to be a leader in the sale of flavored coffees today. Unlike many coffee roasters and retailers who use second-tier whole beans and attempt to disguise the taste with their various flavors, Gloria Jean's flavored coffees begin with a top quality single-origin coffee that is roasted and then coated with exclusive flavorings. Gloria Jean's offers more than 40 flavored whole bean coffees, both regular and decaffeinated.

          Higher Percentage of Whole Bean and Merchandise Sales. The shopping experience is integral to mall coffee stores, and sales of whole bean coffee and coffee-related merchandise tend to represent a higher percentage of the sales mix than at a coffeehouse. In addition to an extensive menu of hot and cold beverages, Gloria Jean's offers consumers a wide array of whole bean coffees, coffee and tea related merchandise, and all of the accoutrements necessary for a complete in-home coffee experience. Gloria Jean's also sells gift merchandise, including holiday gift packs and custom-made gift baskets.

GROWTH STRATEGY

     In order to achieve our objective to be the leading specialty coffee company in both the coffeehouse and mall coffee store segments, our management team implemented a growth strategy to increase our number of retail locations and the sale of our coffee products through other distribution channels. The growth strategy developed by our management team includes:

     Franchising through Area Development for Coffeehouses

     Our strategic plan emphasizes franchise area development in markets outside of the core Orange County, California market. Our objective is to expand our operations to 1,200 to 1,500 coffeehouses, as well as additional carts and kiosks, through large area development agreements with experienced multi-unit franchise operators over the next 5 to 7 years. The franchise area development program is focused on experienced and well-capitalized franchise operators and area developers who are interested in opening between 30 and 70 retail outlets within their area over a 5 to 7 year period. Diedrich Coffee has registered, is exempt or is not required to register to sell franchises in 34 states. Since September 1998, we have announced 5 franchise area development agreements that provide for the development of 274 coffeehouses with options to develop an additional 148 coffeehouses. In September 1998, we announced our first franchise area development agreement which calls for the development of at least 44 coffeehouses in the state of North Carolina over the next five years. In November 1998, we announced our second franchise area development agreement which provides for the development of 50 coffeehouses in San Diego, Palm Springs and Temecula, California over the next 5 years. This area development agreement includes a one-year option to begin development of 45 coffeehouses in Arizona. Two more franchise area development agreements were announced in May 1999. One agreement provides for the development of 50 coffeehouses in Northern Florida over the next 6 years. The other agreement provides for the development of 80 coffeehouses in Los Angeles, California over the next 7 years and the option to develop up to 103 coffeehouses in Northern California. In June 1999, we announced a fifth franchise area development agreement which provides for the development of 50 coffeehouses in the states of Kentucky and Tennessee over the next 5 years.

     We are currently in various stages of discussion and negotiation with several additional potential area developers. We have recently added two franchise sales organizations to assist in the sales program. These sales organizations receive performance-based compensation for executed franchise area development agreements. We intend to enter into franchise area development agreements covering most major U.S. markets in order to complete the national expansion of Diedrich coffeehouses, carts, and kiosks.

     We have identified area development franchising with experienced multi-unit franchise operators as our preferred growth vehicle because we believe these operators have:

     - familiarity with the trade areas and commitment to community businesses;

     - existing operational, financial, real estate, construction, training, accounting, human resources and management functions that are ready to expand; and

     - the ability to be better operators in their own markets than a national corporation.

     The franchisee component of our growth strategy is critical to our success. We believe that our compelling unit level economics are attractive to experienced multi-unit franchise operators who will play an integral role in completing our planned expansion.

     Developing Company-Operated Retail Locations

     We will continue to develop company-operated coffeehouses, kiosks and carts in our core Southern California market and other strategic markets. We are developing additional coffeehouses in the Phoenix area where 14 retail locations currently operate under the Coffee Plantation brand name. Both the Orange County and Phoenix markets have significant capacity for the addition of more coffeehouses. The transition of the Phoenix Coffee Plantation stores to Diedrich coffeehouses will occur gradually over the next couple of years.

     We intend to develop additional retail locations in high visibility, high-traffic locations ranging from 1,200 to 1,800 square feet with an exterior patio area for additional seating. Historically, our most successful coffeehouses are located between our target demographic customer's home and office. The prime locations are generally in a strip mall or center in a neighborhood setting. We are currently in lease negotiations on approximately eight sites in Orange County and Phoenix and recently executed leases for an additional three coffeehouses.

     Expanding Wholesale Distribution Channel

     We have taken significant steps to build our wholesale sales organization and to grow this business channel. Wholesale sales accounted for approximately 11% of sales in fiscal 1999 and 16% of sales in the first quarter of fiscal 2000. We have added a number of well-known restaurant groups as wholesale customers, including Ruth's Chris Steakhouses (California/Arizona locations), Islands Restaurants, El Torito and Claim Jumper. The sale of Diedrich Coffee products at these restaurant chains helps solidify brand recognition and demand for our coffee. Additionally, we are actively seeking new distribution channels for our products. For example, we now offer our coffee on our website and are seeking to expand this rapidly growing channel of distribution.

     Pursuing Selected Acquisitions

     We evaluate potential acquisitions that may accelerate our critical mass in existing or new markets. In particular, we look for acquisition targets that may provide:

     - improved stability of financial and business operations due to increased cash flow and earnings;

     - greater access to capital, distribution channels and coffee roasting infrastructures; and

     - decreased supply and distribution costs.

To this end, we entered into the merger agreement with Coffee People. The acquisition of Coffee People will add 40 new retail locations to the Diedrich Coffee brand. Additionally, it will make Diedrich Coffee the leader in the mall coffee store segment with the acquisition of 280 Gloria Jean's mall coffee stores. We believe that acquisitions will continue to be available at a discount to the cost of constructing new stores, especially where targets may be currently underperforming despite attractive real estate attributes. We believe our unique, high-quality product and efficient operating system can add value to an acquired location.

     Exploring International Expansion

     Gloria Jean's stores located outside of the United States are operated by individual franchisees. We intend to continue exploring the expansion of our international presence through franchising or licensing in various markets for both coffeehouses and mall coffee stores.

UNIT-LEVEL ECONOMICS

     Franchised Stores

     The franchisee of Diedrich coffeehouses is responsible for all of the capital expenditures associated with the store, although we do assist in site selection and help coordinate construction and development to ensure consistency. Our typical franchise development agreement calls for a fixed number of coffeehouses to be built over a five to seven year period. The area development fee is based on $2,000 per coffeehouse and is paid in 5 annual installments. For example, if the area development agreement calls for 50 coffeehouses, the franchisee would pay us a total of $100,000 spread evenly over a 5 year period. In addition, the franchisee pays a fee of $28,000 upon the opening of each coffeehouse. Ongoing charges to franchisees include a royalty fee of 5% of gross sales and an advertising cooperative contribution of 2% of gross sales. The franchisee purchases the whole beans from us at full cost. The franchisee pays the same price for its beans as do our company-operated coffeehouses.

     In the Gloria Jean's mall coffee store franchises, the franchisee is responsible for all of the capital expenditures associated with the store, although we usually coordinate construction and development of new stores to ensure consistency. For drive-thru units, we plan to use both a single store and an area development approach, under which the area developer agrees to develop a specified number of units in a geographical territory and obtains certain rights to that territory. Typical franchise agreements provide for the payment of $25,000 upon the opening of each store. This fee is reduced to $20,000 if it is the franchisee's second store. Ongoing charges to franchisees include a royalty fee of 6% of gross sales and an advertising fund contribution of 2% of gross sales, as well as a $1.00 per pound margin on beans sold to franchisees.

     Company-Operated Stores

     In fiscal 1999, our Diedrich coffeehouses located in Orange County generated average store sales of approximately $740,000. During the same fiscal year, these locations generated average cash flow of approximately $190,000 or 26% of total sales. Comparable unit level sales for these coffeehouses increased 4.4% for fiscal 1999. We currently lease most of our locations and plan to lease all of our future locations. We intend to develop coffeehouses that require an initial investment of between $300,000 and $325,000, excluding lease costs. However, individual store investment costs could vary due to a variety of factors, including competition for sites, location, construction costs and unit size.

RETAIL LOCATIONS

     Set forth below is a list of each of the retail locations of Diedrich Coffee and Coffee People as of June 1, 1999, separated by the states and foreign countries in which they are located.

                             COFFEEHOUSES AND CARTS

                                       COMPANY-
        LOCATION          FRANCHISED   OPERATED
        --------          ----------   --------
  Arizona...............       1          13
  California............       2          28
  Colorado..............      --           7

                                       COMPANY-
        LOCATION          FRANCHISED   OPERATED
        --------          ----------   --------
  Oregon................      --          26
  Texas.................      --           4
                              --          --
     Total..............       3          78
                              ==          ==

                               MALL COFFEE STORES

                                       COMPANY-
        LOCATION          FRANCHISED   OPERATED
        --------          ----------   --------
DOMESTIC
  Arizona...............       5          --
  Arkansas..............       1          --
  California............      33           7
  Colorado..............       3           1
  Connecticut...........       5           1
  Florida...............      10           2
  Georgia...............       1          --
  Hawaii................       3          --
  Illinois..............      30           1
  Indiana...............       4          --
  Kansas................       1           1
  Kentucky..............       2          --
  Louisiana.............      --           2
  Maine.................       2          --
  Maryland..............       4          --
  Massachusetts.........       5          --
  Michigan..............       6          --
  Minnesota.............       8           1
  Missouri..............       7           1
  Nebraska..............       3          --
  Nevada................       2           1
  New Hampshire.........       3          --
  New Jersey............       3          --
  New Mexico............       1          --
  New York..............       9           1
  North Carolina........       9          --

                                       COMPANY-
        LOCATION          FRANCHISED   OPERATED
        --------          ----------   --------
  North Dakota..........       1          --
  Ohio..................       8           2
  Oklahoma..............       2          --
  Pennsylvania..........      10           1
  South Carolina........       2          --
  Tennessee.............       3           2
  Texas.................       8           2
  Vermont...............      --           1
  Virginia..............       7           1
  Washington............       2           1
  West Virginia.........      --           1
  Wisconsin.............      11          --

  Guam..................       1          --
                             ---          --
     Total Domestic.....     215          30
                             ===          ==

INTERNATIONAL
  Australia.............       8          --
  Ireland...............       3          --
  Japan.................      10          --
  Korea.................       4          --
  Mexico................       6          --
  United Arab
     Emirates...........       4          --
                             ---          --
     Total
       International....      35           0
                             ===          ==
     Total Domestic and
       International....     250          30
                             ===          ==

     After the acquisition of Coffee People, we will operate through four retail operating systems:

     Neighborhood Coffeehouses

     Neighborhood coffeehouses, located in both urban and suburban neighborhoods and business districts, offer a complete line of coffee products, including beverages, beans and merchandise. As of June 1, 1999, we had 51 neighborhood coffeehouses.

     Mall Coffee Stores

     Our mall coffee stores consist primarily of Gloria Jean's outlets. Mall coffee stores generally are full-service stores with limited seating, selling coffee-related merchandise and whole beans along with prepared espresso-based drinks and other hot and cold beverages. As of June 1, 1999, there were 280 mall coffee stores.

     Drive-Thru Espresso Bars

     The drive-thru espresso bars operate under the Motor Moka(R) sub-brand. As of June 1, 1999, Coffee People operated nine of these stores in Portland, Oregon, two of which have indoor seating. Drive-thru stores without indoor seating generally have a walk-up window. These stores are designed to maximize customer convenience by eliminating the need to park a car and walk into a store.

     Specialty Carts or Kiosks

     Our specialty cart or kiosk format is designed for placement in high-traffic locations such as supermarkets, university campuses, airports and office building lobbies. Kiosks primarily sell coffee beverages and pastries. As of June 1, 1999, we operated 21 carts or kiosks. We intend to expand in this area as opportunities arise.

RETAIL OPERATIONS

     Coffeehouses

     The typical Diedrich coffeehouse is staffed with 1 or 2 managers and a staff of 10 to 15 part-time hourly employees from which the operating shifts are filled. Additionally, local entertainment is used on the weekends to enhance the neighborhood atmosphere. The hours for each coffeehouse are established based upon location and customer demand, but typically are from 6:00 a.m. to 11:00 p.m., Monday through Saturday, in residential locations and from 6:00 a.m. to 5:00 p.m., Monday through Friday, in commercial locations.

     In addition to coffee beverages, all Diedrich coffeehouses offer a limited selection of light food items, such as bagels, croissants and pastries and dessert items, such as cookies and cakes, to complement beverage sales. Our coffeehouses also sell more than twenty different selections of regular and decaffeinated roasted whole bean coffees, and they carry select coffee-related merchandise items. The following table sets forth, as percentages, the approximate sales mix by categories of products in fiscal 1999 for the company-operated coffeehouses operated by Diedrich Coffee and Coffee People:

Beverages...................................................   71%
Coffee beans................................................    6%
Food items..................................................   21%
Accessories and clothing....................................    2%
                                                              ---
          Total.............................................  100%
                                                              ===

     Mall Coffee Stores

     Gloria Jean's retail outlets generally offer a full range of coffee beans, coffee beverages, teas and food as well as a variety of related gifts, supplies, equipment and accessories. The hours for each mall coffee store are established based on the operating hours for the mall in which the store is located. The following table sets forth, as percentages, the approximate sales mix by category of products sold in company-operated mall coffee stores for the 36 weeks ended March 6, 1999:

Beverages...................................................   63%
Coffee beans................................................   17%
Food items..................................................    6%
Gifts and other merchandise.................................   14%
                                                              ---
          Total.............................................  100%
                                                              ===

     Franchise Operations

     Our current franchise agreements require franchisees to purchase all of their coffee from Diedrich Coffee or Coffee People. In addition, we supply franchisees with other non-coffee products, such as cups, bags and napkins. Suppliers of products sold in franchised stores are subject to our approval to ensure that quality standards and product consistency are maintained at all times.

     We have the first right to purchase any existing franchise store that a franchisee wishes to sell. If we do not choose to purchase the franchise, we have the right to approve the new franchisee before the franchise transfer.

     Management believes that store profitability and the quality of customer service are maximized when stores are operated by talented and committed management. We have implemented a rigorous screening process for the selection of qualified franchisees and management.

     Franchise Support Programs

     We provide a variety of support services to our franchisees. These services include:

     - training;

     - business consultation;

     - marketing;

     - product sourcing; and

     - volume purchasing savings.

We have established an intensive four week training program for our franchisees, which includes training on in-store operations, coffee knowledge, merchandising, buying, controls and accounting. Management works closely with franchisee representatives on issues that affect the operations of stores. Franchisees are surveyed regularly to provide feedback on subjects that affect the operations of their stores.

WHOLESALE OPERATIONS

     Currently, Diedrich Coffee has over 300 wholesale accounts. We previously concentrated on smaller, single store restaurant operators as wholesale clients. With our current management team came a shift in focus to larger, chain customers. As specialty coffee has grown in overall popularity, the restaurant customer has demanded a high quality cup of coffee as a supplement to a fine meal. The shift to chain accounts resulted in several new customers, including Ruth's Chris Steakhouse (California/Arizona locations), Claim Jumper, Islands Restaurants and El Torito Restaurants. Diedrich Coffee not only supplies coffee to these customers, but also approves the equipment and trains the employees of these customers to ensure that the quality of coffee served meets our rigorous standards. These customers specify that Diedrich Coffee products are served in their menus providing Diedrich Coffee with exposure to the restaurants' patrons.

MARKETING

     Coffeehouse Strategy

     Our marketing strategy is to differentiate Diedrich Coffee and to build a strong brand identity primarily utilizing the coffeehouse model. The wholesale division and the office coffee service help ensure the visibility of the brand, but the core of this business is the coffeehouse. We implement this strategy at the coffeehouse level by promoting the distinctive qualities of the various Diedrich Coffee products, educating customers about the origins of coffee, including the private estate coffees and roasts and delivering excellent customer service in a cozy, comfortable atmosphere. Our marketing efforts are based upon the belief that the proprietary roast recipes and our commitment to quality and freshness deliver a distinctive advantage in the coffee product. A steady introduction of new coffee and coffee-related drinks is an intrinsic aspect of our marketing strategy. The Coffee People and Coffee Plantation coffeehouses being acquired in connection with the Coffee People acquisition will be converted to the Diedrich Coffee brand.

     To date, we have relied primarily upon the high visibility of our real estate locations, word-of-mouth, public relations, local store marketing and the inviting atmosphere of our coffeehouses to drive growth. We also conduct in-store coffee tastings, provide brewed coffee at local neighborhood events, donate coffee to local charities and mail periodic announcements to neighborhood residents to announce a store opening or the introduction of a new product. The costs of these promotions do not have a material impact on our operating results. In addition, we seek to develop our brand identity through participation in local and regional community events.

     As we enter new markets, we plan to tailor our marketing strategy to the overall level of awareness and availability of specialty coffee in that market. Our promotions will focus on the superior proprietary roast recipes and taste of Diedrich Coffee. In markets that are more knowledgeable about specialty coffees, our advertising will focus on the superiority of our guaranteed freshly roasted products versus competitive specialty brands. We plan to utilize print and other mass media advertising to expand brand awareness when Diedrich Coffee has achieved sufficient market penetration, in our judgment, to make such efforts cost-effective.

     Mall Coffee Store Strategy

     We do not intend to convert the Gloria Jean's stores that we are acquiring in the acquisition to the Diedrich Coffee brand in the near future. Rather, we intend to implement new strategies to strengthen and reposition this brand within its market segment.

     Gloria Jean's marketing strategy is based on its coffee expertise, customer service, and innovative coffee and tea merchandise. We have a highly trained staff of certified coffee agents in stores who can impart coffee knowledge to increasingly sophisticated consumers. Our customer service spans from brewing and serving the best tasting cup of coffee to answering questions about the wide variety of coffees available. Finally, through our marketing efforts, consumers expect to find high quality, unique accessories and equipment to facilitate an in-home occasion or for gifting to others at Gloria Jean's stores.

     Gloria Jean's marketing strategy is to drive store sales and to increase brand awareness through high impact and low cost marketing programs. Specifically, we try to increase store sales through high margin new product introductions and in-store promotions. In addition, we strive to increase brand awareness through opportunistic communication vehicles, such as direct mailings and website development.

PRODUCT SUPPLY AND ROASTING

     Sourcing

     Coffee beans are an agricultural product grown commercially in over fifty countries in tropical regions of the world. The price and supply of coffee are subject to significant volatility. There are many varieties of coffee and a range of quality grades within each variety. Although the broader coffee market generally treats coffee as a fungible commodity, the specialty coffee industry focuses on the highest grades of coffee. Diedrich Coffee purchases only premium grade arabica coffee beans and believes these beans are the best available from each producing region. The premium grade arabica bean is a higher quality variety than the average grade arabica or robusta variety coffee bean, which are typically found in non-specialty or mass-merchandised commercial coffees. We seek to purchase the finest qualities and varieties of coffee by identifying the unique characteristics and flavor of the varieties available from each region of the world. The background and experience of our personnel allows Diedrich Coffee to maintain its commitment to serve and sell only the highest quality coffee.

     During the buying season, we may enter into forward commitments for the purchase of more than a dozen different types of coffee, plus specially featured coffees, that may only be available in small quantities. Rotating our coffee selection enables us to provide our customers with a wider variety of coffees, as well as certain coffees that are available only on a seasonal basis. We contract for future delivery of green coffee to help ensure adequacy of supply and typically maintain a minimum six-week supply of each variety of whole beans then available.

     Roasting

     Diedrich Coffee employs a roasting process that varies based upon the variety, quality, origin and physical characteristics of the coffee beans being roasted. We utilize recipes and techniques that have been developed over three generations to bring out the best characteristics of the coffee during the roasting process and to develop the optimal flavor conditions that a coffee has to offer. This approach differentiates Diedrich Coffee from commercial coffee producers and other specialty producers employing uniform roasting processes that do not differentiate between the types of coffee being roasted.

     Our master roasters, trained by the company, are responsible for overseeing the roasting process. They are craftsmen who employ our proprietary roasting formulas while adjusting the formula to take into account the specific attributes of each coffee bean being roasted. Each coffee bean contains aromatic oils and flavor characteristics that develop from the soil, climate and environment where the bean is grown. The skilled roastmaster determines and carefully controls the roasting conditions in an effort to maximize the flavor potential of each batch of coffee. The roastmaster hears how the roast pops, smells the developing aroma and identifies the right shades of color. He draws upon experience and knowledge to properly adjust airflow, time and temperature while the roast is in progress in order to optimize each roast.

     Coffee People has operated its own coffee roasting facility in Northern California, from which it supplied all of its franchised and company-operated stores. This roasting facility is ideally located to receive coffee shipments through the port of San Francisco and receives favorable freight rates from California to distribute its roasted coffee nationwide. In addition, prior to the completion of the acquisition, Coffee People began roasting some of the green coffee sourced by Diedrich Coffee for use in Diedrich Coffee retail locations in this facility. This roasting facility has the capacity to roast up to ten million pounds annually. Currently, less than four million pounds are being roasted at this facility annually. After the completion of the acquisition, Diedrich Coffee will close its roasting facility in Southern California and all roasting will be done at the Northern California facility.

     Freshness

     We are committed to serving our customers beverages and whole bean products from freshly roasted coffee beans. Our coffee is delivered to our coffeehouses promptly after roasting to guarantee the freshness of each cup of coffee or package of whole coffee beans sold in our coffeehouses. Serving only freshly roasted coffee is imperative because roasted coffee is a highly perishable product, which steadily loses quality after being roasted at a rate that varies in relation to its exposure to oxygen in storing, packaging and handling. We recently acquired new vacuum pack and nitrogen flush packing equipment that can significantly extend the shelf life of roasted coffee.

MANAGEMENT INFORMATION SYSTEMS

     All of the Diedrich coffeehouses use point-of-sale systems which ensure efficient service to the customers, assist store management in minimizing operating costs and maintain the necessary information to provide management with timely financial and marketing data. The system includes functions to record all customer sales, authorize credit card transactions, forecast labor requirements based on estimated sales activity, manage store inventory and analyze actual versus theoretical food costs. Currently, Coffee People is testing point-of-sale with equivalent capabilities in its corporate and franchised stores. In addition to providing point-of-sale functionality and analysis in the stores, the system will also forward detailed sales information from the franchise locations to the corporate office facilitating system-wide analysis and providing the necessary information to develop and measure corporate marketing programs. It is expected that the system will be installed in a significant number of the franchised mall coffee stores by the end of 1999.

     The systems used in our corporate offices provide financial reporting that includes performance comparisons of actual, budget and prior year results by period and year-to-date, statistical recaps and rolling 13 period reports. This information allows management to measure store performance based on sales, cost of sales, labor and store expenses on a timely basis. After the acquisition, we intend to consolidate our corporate information systems.

     We use a computer-based manufacturing system to monitor the roasting activities at the Northern California facility. This application compares recipes with production activity to measure production efficiency, production requirements and raw material utilization. Systems have also been implemented which gather information on the roasting process to ensure company standards for coffee production are achieved.

COMPETITION

     The specialty coffee market is intensely competitive and highly fragmented. With low barriers to entry, competition in the industry is expected to increase from national and regional chains, franchise operators and local specialty coffee stores. We compete directly against all other premium coffee roasters, coffeehouses, espresso/coffee bars and mall coffee stores, as well as against restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts and stores. In addition, we compete to draw consumers of standard or commercial coffee to premium coffee. Our whole bean coffees compete directly against specialty coffees sold at retail through supermarkets, specialty retailers and a growing number of specialty coffee stores. We believe that our customers choose among retailers primarily on the basis of product quality, service, coffeehouse ambiance, convenience and, to a lesser extent, on price.

     We compete with a growing number of specialty coffee retailers including Starbucks, Coffee Beanery, Caribou, Barnie's, Tully's, New World Coffee & Bagels, Peet's Coffee and many others. The attractiveness of the gourmet specialty coffeehouse market may draw additional competitors with substantially greater financial, marketing and operating resources than us. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble, and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our coffees. Other specialty coffee companies including Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees and Green Mountain Coffee Roasters, sell whole bean coffees in supermarkets and variety and discount stores.

     The performance of individual coffeehouses or mall coffee stores may also be affected by factors such as traffic patterns and the type, number and proximity of competing coffeehouses or mall coffee stores. In addition, factors such as inflation, increased coffee bean, food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the specialty coffee retail business in general and our coffeehouses and mall coffee stores in particular.

INTELLECTUAL PROPERTY

     We own several trademarks and service marks that are registered with the United States Patent and Trademark Office, including Diedrich Coffee,(R) Wiener Melange,(R) Harvest Peak,(R) SCOOP-A-CCINO(R) and Flor de Apanas(R). In addition, we have applications pending with the United States Patent and Trademark Office for a number of additional marks. The Diedrich Coffee trademark is material to our business. We also own registrations and have applications pending in numerous foreign countries for trademark protection of the Diedrich Coffee trademark and service mark. Trademark registrations can generally be renewed so long as we continue to use the marks. We own copyrights on our promotional materials, coffeehouse graphics and operational and training materials. We do not believe that any of these copyrights, valuable as they are, are material to our business.

     Coffee People owns federal trademark or service mark registrations for Coffee People,(R) Coffee Plantation,(R) Gloria Jean's,(R) Motor Moka(R) and Aero Moka(R) as well as several other slogans, product names, design marks and logos. Coffee People also owns a number of common law service marks and trademarks in the United States including "Gloria Jean's Coffee Bean." Several federal trademark applications are pending, including one for "Gloria Jean's Coffees." Coffee People has also received trademark and service mark protection for the name Coffee People and related marks in Canada and Japan.

PROPERTIES

     Diedrich Coffee leases approximately 25,000 square feet of office space for administrative offices, warehousing, roasting and training facilities in Irvine, California. The lease for this facility expires in October 2000, with an option for one additional five-year term. As of June 1, 1999, we were also a party to various leases for a total of 45 retail locations, including 32 operating coffeehouses, 6 subleased units and 7 carts. Included in these subleased units are two retail locations to a franchisee subleased in the first quarter of fiscal 2000. This was part of an executed area development agreement that also includes the addition of 48 more locations throughout the San Diego area. We closed two retail locations and the Denver warehouse in fiscal 1999 and eleven retail locations in fiscal 1998 of which nine leases were terminated. All of our operating coffeehouses are on leased premises and are subject to varying arrangements specified in property specific leases. For example, some of the leases require a flat rent, subject to regional cost-of-living increases, while others are based upon a percentage of gross sales. In addition, some of these leases expire in the near future, and there is no automatic renewal or option to renew.

     All of the Gloria Jean's locations are operated in leased premises, most situated in regional malls. Virtually all of the leased premises occupied by franchised outlets are leased by Gloria Jean's which then enters into sublease agreements with the franchisee on a cost pass-through basis. Gloria Jean's, however, remains obligated under the lease. Gloria Jean's stores are designed to accommodate locations in various sizes, ranging from 170 square foot kiosk outlets, which sell principally coffee drinks and other beverages, to 2,000 square foot coffeehouses which also provide limited food offerings.

     Coffee People owns the land and buildings on which two of its company-operated Coffee People brand drive-thru Motor Moka(R) espresso bars are operated. In addition, it owns the building and leases the underlying land for five additional company-operated facilities. Existing company-operated retail stores range from 150 to 2,850 square feet. The monthly lease rate for certain stores is based on that store's monthly sales revenue. Some of Coffee People's leases expire in the near future.

     One of the Coffee People brand company-operated stores is operated in a shopping mall undergoing redevelopment for which rent is paid month-to-month. The lessor, at any time, could demand that Coffee People vacate the premises on 30 days prior written notice. Coffee People has periodic discussions with the lessor relative to entering into a long-term lease.

     Under its lease with the Port of Portland for the seven Aero Moka stores at Portland International Airport, Coffee People is required to enter into a joint venture with a certified disadvantaged business enterprise for one of its airport stores. Upon entry into the joint venture, Coffee People will have a 49% ownership in that store.

     Coffee People's corporate offices and roasting facilities in Castroville, California consist of approximately 60,000 square feet and are leased through December 31, 2005. Coffee People currently leases approximately 9,400 square feet of office space in Beaverton, Oregon and approximately 1,900 square feet of office space in Tempe, Arizona for its regional offices. Coffee People is seeking to sublet or assign the lease, which expires in February 2004, for portions of its Beaverton office. Approximately 2,660 square feet is currently subleased to a third party.

EMPLOYEES

     As of June 1, 1999, Diedrich Coffee and Coffee People collectively employed a work force of 1,734 persons, 488 of whom were employed full-time. None of our employees is represented by a labor union, no employees are currently covered by collective bargaining agreements and we consider our relations with employees to be good. We are improving employee benefits, training and other aspects of employment to attract and retain valuable employees and managers.

GOVERNMENT REGULATION

     In addition to the laws and regulations relating to the food service industry, we are subject to Federal Trade Commission, or FTC, regulation and foreign and state laws that regulate the offer and sale of franchises as well as the franchise relationship.

     The FTC's Trade Regulation Rule relating to Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures generally requires us to give prospective franchisees a franchise offering circular containing information prescribed by the rule.

     Foreign and state laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship exist in a substantial number of states and foreign countries. These laws generally require registration of the franchise offering with state authorities before making offers or sales and regulate the franchise relationship by, for example:

     - prohibiting interference with the right of free association among franchisees;

     - prohibiting discrimination in fees and charges;

     - regulating the termination of the relationship by requiring "good cause" to exist as a basis for the termination, advance notice to the franchisee of the termination, and an opportunity to cure a default;

     - requiring repurchase of inventories in some circumstances;

     - restricting nonrenewal by the franchisor;

     - limiting restrictions on transfers or inheritance of the franchisee's interests; and

     - regulating placement of competing units that might adversely affect the franchisee's results.


Coffee People has not always been in technical compliance with a number of state, federal and foreign franchise laws. Failure to comply with these laws may adversely affect us.


     Any changes to the FTC rule or state or foreign franchise laws, or future court or administrative decisions, however, could affect our franchise business.

     There are also extensive federal, state and local government regulations relating to the development and operation of food service outlets, including laws and regulations relating to:

     - building and seating requirements;

     - the preparation and sale of food;

     - cleanliness;

     - safety in the workplace; and

     - accommodations for the disabled.

     Our relationship with our employees is also subject to regulation, such as:

     - minimum wage requirements;

     - anti-discrimination laws;

     - overtime and working conditions; and

     - citizenship requirements.

LEGAL PROCEEDINGS

     In the ordinary course of our business, we may become involved in legal proceedings from time-to-time. As of June 1, 1999, Diedrich Coffee was not a party to any material pending legal proceedings.

     Coffee People is and may continue to be a defendant and a plaintiff in various lawsuits and arbitrations from time to time. No legal proceedings are in progress or pending against Coffee People, other than proceedings set forth below or proceedings incidental to carrying on its business and operations in the ordinary course which, individually or in the aggregate, are not material to Coffee People.

     Security Trust Company v. Gloria Jean's Gourmet Coffees Corporation. The claimant filed a claim in the Superior Court of the State of California, County of Contra Costa, asking for unpaid rent and late charges for a Gloria Jean's store in Richmond, California vacated by Coffee People. Gloria Jean's has requested that the landlord mitigate damages caused by early termination of the lease by seeking to relet the premises. Unpaid rent plus rent through the remainder of the original lease term would be approximately $175,000. Management does not believe the outcome of this litigation will have a material adverse effect on Coffee People.

     KKW Enterprises, Inc. v. Gloria Jean's Gourmet Coffee Franchising Corp. On or about May 7, 1998, plaintiff filed a complaint against Franchising Corp. in the Superior Court of the State of Rhode Island for Providence County alleging that Franchising Corp., by making certain misrepresentations, fraudulently induced plaintiff to enter into franchise agreements for Gloria Jean's stores. Plaintiff seeks damages for the losses it purportedly sustained in obtaining and operating its Gloria Jean's stores, punitive damages and attorneys' fees, among others, and rescission of its two remaining franchise agreements. On Franchising Corp.'s motion, the case was removed to the United States District Court for the District of Rhode Island. Franchising Corp. has filed a Demand for Arbitration with the Chicago office of the American Arbitration Association, seeking a declaration that Franchising Corp. has no liability for the claims asserted, and has demanded that plaintiff submit the claims pending in the District Court to arbitration in accordance with the franchising agreements. This case is still in the early stages of litigation and there can be no assurance that a favorable outcome will be obtained or that, if the matter were resolved in favor of the plaintiff, there would not be a material adverse effect on Coffee People.

     Sugai Products, Inc., et. al. v. Kona Kai Farms, Inc., Regton Companies, Inc., Starbucks Corp., Peet's Coffee and Tea, Inc., Gloria Jean's Gourmet Coffees Corp., et. al. On January 9, 1997, the plaintiffs filed a putative class action against the defendants alleging violation of the Lanham Act, the Hawaii Uniform Deceptive Trade Practices Act and the Hawaii Unfair Trade Practices Act. The plaintiffs, who purport to represent a class of Kona coffee growers, wholesalers and retailers, allege that the defendants sold coffee beans grown in Central America under the false label "Kona coffee," and seek an injunction, unspecified damages, attorneys' fees and costs. In March, Gourmet Coffees Corp. and certain other defendants moved to dismiss the complaint or, in the alternative, for a more definitive statement of the claim. The plaintiffs filed a motion for class certification in July 1997. In January 1998, the United States District Court for the District of Hawaii denied class certification.

     Yumane Enterprises, et al. v. Kona Kai Farms, Inc., et al. Plaintiffs, a purported class of Kona Coffee farmers, filed a class action on October 23, 1998 in United States District Court for the District of Hawaii. Plaintiffs allege identical allegations as described above in the Sugai Products, Inc. case. Upon motion of the defendants, including Gloria Jean's, this action was consolidated with the Sugai Products, Inc. case.

     Patrick, et al. v. Kona Kai Farms, Inc., et al. On October 23, 1998, four named plaintiffs, on behalf of themselves and the general public, filed a complaint in California state court against Gloria Jean's and other defendants. Plaintiffs allege violations of California Business and Professions Code sec. 17200 and common law unfair competition and business practices, arising from the alleged sale of Panamanian coffee as Kona coffee.

     Although Gloria Jean's has denied the claims asserted by the plaintiffs in the three Kona coffee-related cases described above, and intends to vigorously defend its position, there can be no assurance that a favorable outcome will be obtained or that, if the matter were resolved in favor of the plaintiffs, there would not be a material adverse affect on Coffee People.

     Charles Walker, Phyllis Jean, Buckeye's Best Bean Corp. d/b/a Gloria Jean's Gourmet Coffee v. Gloria Jean's Gourmet Coffee Franchising Corp., et al. Plaintiffs filed a demand for arbitration on December 9, 1998, alleging common law fraud, negligent misrepresentation, violations of the Ohio Business Opportunity Purchasers Protection Act, violations of the Illinois Franchise Act and breach of contract. Plaintiffs have asserted a claim for unjust enrichment and punitive damages and are seeking damages in excess of $500,000. Although Gloria Jean's has denied the claims, and intends to vigorously defend its position, there can be no assurance that a favorable outcome will be obtained or that, if the matter were resolved in favor of the plaintiff, there would not be a material adverse effect on Coffee People.

     In June of last year, Gloria Jean's, Brothers Gourmet Coffees, and Brothers Retail Corp. agreed on present and future indemnification in connection with the settlement of the escrow account established pursuant to The Second Cup's purchase of Gloria Jean's stock from Brothers. As consideration for the settlement, Gloria Jean's has released Brothers from further liability for all pending and future legal proceedings. Brothers has agreed to continued indemnification of Gloria Jean's in connection with the Kona litigation as it relates to the period ended November 9, 1995 and for amounts owed on California and Illinois sales tax audits, currently under way, in excess of $130,000. On August 27, 1998, Brothers filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code with the United States Bankruptcy Court for the District of Delaware. However, Coffee People intends to take such legal measures management believes appropriate to protect any claims it may have against Brothers.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Upon completion of this offering, our directors, executive officers and other key employees will be as follows:

          NAME            AGE                        POSITION(S) HELD
          ----            ---                        ----------------
John E. Martin..........  53     Chairman of the Board and Director
Timothy J. Ryan.........  59     President, and Chief Executive Officer and Director
Martin R. Diedrich......  40     Vice Chairman of the Board, Secretary, Chief Coffee
                                 Officer and Director
Peter Churm(1)(2).......  73     Director
Lawrence                  58     Director
  Goelman(1)(2).........
Paul C.                   42     Director
  Heeschen(1)(2)........
Randy Powell............  38     Director nominee
Ann Wride...............  37     Vice President and Chief Financial Officer
Dolf Berle..............  36     Vice President of Franchise Development and Operations
Catherine Saar..........  40     Vice President of Marketing and Wholesale Sales
Robert Rodriguez........  45     President, Gloria Jean's division
Thomas M. Twitchel......  41     Senior Vice President, Coffee Plantation division
James A. McDermet.......  46     Senior Vice President, Coffee People (Oregon) division

-------------------------

(1) Audit committee member.

(2) Compensation committee member.

     The principal occupation for the last five years of each director and executive officer, as well as some other information, is set forth below.

     John E. Martin was appointed Chairman of the Board of Directors by the board as of November 17, 1997. From 1983 to 1996, Mr. Martin was Chairman and Chief Executive Officer of Taco Bell Worldwide. From October 1996 to June 1997, Mr. Martin was Chairman of PepsiCo's Casual Dining Division. Mr. Martin is also Chairman of publicly held Easyriders, Inc., a publishing company, and Chairman of Culinary Adventures, a privately held company that owns and operates several restaurants in Southern California. In addition, Mr. Martin serves on the boards of directors of: Williams-Sonoma, Inc., Franchise Mortgage Acceptance Company and The Good Guys! Inc.

     Timothy J. Ryan was appointed as President and Chief Executive Officer by the board effective November 1997. From December 1995 until his retirement in December 1996, Mr. Ryan was president of Sizzler U.S.A., a division of Sizzler International, Inc. of which he was also Senior Vice President. Sizzler International, Inc. filed for bankruptcy protection in June 1996. From November 1988 to December 1993, Mr. Ryan was Senior Vice President of Marketing at Taco Bell Worldwide, and from December 1993 to December 1995, he was Senior Vice President of Taco Bell's Casual Dining Division. In addition, Mr. Ryan serves on the board of directors of Rubio's Restaurants, Inc.

     Martin R. Diedrich has served as an officer and director of Diedrich Coffee since 1985. In April 1997, he became Vice Chairman of the Board and Chief Coffee Officer, as well as continuing as Diedrich Coffee's Corporate Secretary. Before that time, Mr. Diedrich served as Director of Coffee. In addition, he served as Chairman of the Board from January 1996 to April 1997. Mr. Diedrich is an internationally recognized specialty coffee expert who is a frequent speaker at industry and trade association functions.

     Peter Churm joined the board of directors in October 1996. He has been Chairman Emeritus of Furon Company since 1992. He served as Chairman of the Board of Furon Company from May 1980 through February 1992 and was President of that company for more than 16 years before that time. He also serves on the boards of directors of Furon Company and CKE Restaurants, Inc.

     Lawrence Goelman was the interim Chief Executive Officer of Diedrich Coffee from March 1997 to November 1997 and has served as a member of the board since October 1996. He assumed the position of

Chairman of the Board in March 1997 until he was replaced by John E. Martin on November 17, 1997. Most recently, Mr. Goelman served as President and Chief Executive Officer of Pinnacle Micro, Inc. from May 1996 to December 1996. Mr. Goelman has also been a Managing Partner of Tremont Partners, Inc. since June 1995. Before that, he served as Chairman, President and Chief Executive Officer of CostCare, Inc. for 14 years. Mr. Goelman also serves on the board of Imagyn Medical Technologies, Inc.

     Paul C. Heeschen became a director of Diedrich Coffee in January 1996. For the past eight years, Mr. Heeschen has been a Principal of Heeschen & Associates, a private investment firm. He is also the sole general partner of D.C.H., L.P. and Redwood Enterprises VII, L.P., and a trustee of the Palm Trust, each of which are stockholders of Diedrich Coffee.

     Randy Powell will be appointed a director of Diedrich Coffee upon the completion of the acquisition of Coffee People, as Second Cup's director nominee. Mr. Powell is the President and Chief Executive Officer of The Second Cup Ltd. Mr. Powell joined Second Cup as President and Chief Operating Officer, Canadian Operations effective August 11, 1997. From June 1994 to August 1997, Mr. Powell was President and General Manager, S.C. Johnson & Son, Limited and prior to June 1994, he was Vice-President Sales, Campbell Soup Company Limited.

     Ann Wride joined Diedrich Coffee in April 1998 as Vice President and Chief Financial Officer. Previously, Ms. Wride was Vice President and Chief Financial Officer of Advantica Restaurant Group Inc.'s Coco's/Carrows Division from May 1996 to March 1998. Before joining Advantica, Ms. Wride served as Vice President, Finance of Family Restaurants Inc., where she worked in various capacities since 1989.

     Dolf A. Berle was appointed Vice President of Franchise Development in May 1998. Additionally, Mr. Berle assumed responsibility for Company Operations in June 1998. Before joining Diedrich Coffee, Mr. Berle was Senior Director of Operations for Pepsi Restaurants International from July 1997 to May 1998. From September 1996 to June 1997, Mr. Berle was Director of Operations for Taco Bell International. Before joining the international division, Mr. Berle served as Market Manager for Taco Bell in Nashville, Tennessee between June 1994 and August 1996.

     Catherine A. Saar was appointed Vice President of Marketing and Wholesale Sales in July 1998. Ms. Saar was Vice President Marketing and Merchandising for Frame-N-Lens from January 1998 to June 1998. From May 1993 to December 1997, Ms. Saar was Director of Corporate Marketing for Smart and Final, Inc. Before this, Ms. Saar held various marketing positions at Taco Bell Corporation.

     Robert Rodriguez has been President of Coffee People's Gloria Jean's unit since September 1998. Previously, he was with McDonald's Corporation from 1992 to September 1998, serving as Region Vice President of Operations and Division Vice President of Strategic Planning. He worked for Taco Bell from 1981 to 1992, serving as Zone Vice President from 1989 to December 1991.

     Thomas M. Twitchel became Senior Vice President of Coffee People's Coffee Plantation division in May 1998. He was a management and real estate consultant with TMT Partners from August 1997 to May 1998. From November 1996 to August 1997, he was Senior Vice President of Coffee Plantation, Inc., a wholly-owned subsidiary of Second Cup, Ltd. Mr. Twitchel was Vice President of Operations with Red Robin International, Inc. in Irvine, California from 1993 until 1996.

     James A. McDermet joined Coffee People in November 1998 as Senior Vice President of the Coffee People (Oregon) division. From July 1996 to June 1998, he was President and Chief Operating Officer of Briazz, Inc. From November 1994 to July 1996, he was President and Chief Operating Officer of Java Southeast, Inc. From 1975 to 1994, he served in various capacities at Burger King Corporation, including Retail Division Sector Vice President and Regional Vice President and General Manager where he oversaw over 300 company and franchise locations.

BOARD COMMITTEES

     Audit Committee. The audit committee of the board currently consists of Mr. Churm, Mr. Heeschen and Mr. Goelman, each of whom have been a member of the audit committee since its formation. The audit committee reviews the results and scope of the audit and other services provided by our independent auditors, reviews and evaluates our internal control functions and monitors transactions between Diedrich Coffee and its employees, officers and directors.

     Compensation Committee. The compensation committee of the board consists of Messrs. Churm, Goelman and Heeschen. The compensation committee administers our stock option plans and sets compensation levels for our executive officers.

DIRECTOR COMPENSATION

     Directors who are also employees of Diedrich Coffee receive no extra compensation for their service on the board. Non-employee directors receive reimbursement for out-of-pocket expenses incurred in attending board meetings and receive stock option grants under our 1996 Non-Employee Directors Stock Option Plan.

     Under our non-employee directors plan, each non-employee director automatically receives, upon becoming a director, a one-time grant of an option to purchase up to 10,000 shares of Diedrich Coffee common stock. These initial options will vest and become exercisable with respect to 50% of the underlying shares upon the earlier of (1) the first anniversary of the grant date or (2) immediately before the first annual meeting of stockholders following the grant date, if the recipient has remained a non-employee director for the entire period from the grant date to such earlier date, and with respect to the remaining 50% of the underlying shares upon the earlier of (1) the second anniversary of the grant date or (2) immediately before the second annual meeting of stockholders following the grant date, if the recipient has remained a non-employee director for the entire period from the grant date to such earlier date. In addition to an initial grant, each non-employee director will also receive, upon re-election to the board, an automatic grant of an option to purchase up to 5,000 additional shares of our common stock. These additional options will vest and become exercisable upon the earlier of (1) the first anniversary of the grant date or (2) immediately before the annual meeting of stockholders following the grant date, if the recipient has remained a non-employee director for the entire period from the grant date to such earlier date.

     All non-employee director options have a term of ten years and an exercise price equal to the fair market value of Diedrich Coffee common stock on the date of grant. The non-employee directors plan provides that the exercise price may be paid by company loan or withholding of underlying stock, or deferred until completion of broker-assisted exercise and sale transactions. Vesting of non-employee director options accelerates if the recipient of the option ceases to be a director of Diedrich Coffee in connection with a change-in-control. During the fiscal year ended January 27, 1999, options to purchase an aggregate of 15,000 shares of our common stock were issued to non-employee directors according to the terms of the non-employee directors plan.

EXECUTIVE COMPENSATION

     Summary Compensation Table

     The following table sets forth compensation earned during the last three fiscal years by our Chief Executive Officer and our next most highly compensated persons who were serving as executive officers of Diedrich Coffee on January 27, 1999 and whose total annual salary and bonus for fiscal 1999 exceeded $100,000.

                                                                                        LONG-TERM
                                                                           ANNUAL      COMPENSATION
                                                                        COMPENSATION      AWARDS
                                                              FISCAL    ------------   ------------
                                                               YEAR                     SECURITIES
                                                               ENDED                    UNDERLYING
                NAME AND PRINCIPAL POSITION                   JANUARY    SALARY($)      OPTIONS(#)
                ---------------------------                   -------   ------------   ------------
John E. Martin(1)...........................................   1999       $100,000            --
  Chairman of the Board                                        1998         20,385       850,000
                                                               1997             --            --
Timothy J. Ryan(2)..........................................   1999       $200,000            --
  Chief Executive Officer and President                        1998         33,035       600,000
                                                               1997             --            --
Martin R. Diedrich..........................................   1999       $111,692         4,000
  Vice Chairman of the Board, Secretary and Chief Coffee
Officer                                                        1998        100,000            --
                                                               1997        100,000            --
Ann Wride(3)................................................   1999       $122,808        54,000
  Vice President and Chief Financial Officer                   1998             --            --
                                                               1997             --            --
Dolf Berle(4)...............................................   1999       $105,519        54,000
  Vice President of Franchise Development and Operations       1998             --            --
                                                               1997             --            --

-------------------------
(1) Mr. Martin was appointed Chairman of the Board on November 17, 1997. Accordingly, he did not earn or receive any compensation from Diedrich Coffee before fiscal 1998.

(2) Mr. Ryan was appointed President and Chief Executive Officer on November 17, 1997. Accordingly, he did not earn or receive any compensation from Diedrich Coffee before fiscal 1998.

(3) Ms. Wride joined Diedrich Coffee as Vice President and Chief Financial Officer in April 1998. Accordingly, she did not earn or receive any compensation from Diedrich Coffee until fiscal 1999.

(4) Mr. Berle joined Diedrich Coffee as Vice President of Franchise Development in May 1998. Accordingly, he did not earn or receive any compensation from Diedrich Coffee until fiscal 1999.

     Stock Option Grants In Last Fiscal Year

     The following table sets forth information regarding stock options granted to the following executive officers during the fiscal year ended January 27, 1999.

                                                                                               POTENTIAL
                                                  PERCENT OF                              REALIZABLE VALUE AT
                                                    TOTAL                                ASSUMED ANNUAL RATES
                                     NUMBER OF     OPTIONS                                  OF STOCK PRICE
                                     SECURITIES   GRANTED TO                            APPRECIATION FOR OPTION
                                     UNDERLYING   EMPLOYEES    EXERCISE                         TERM(1)
                                      OPTIONS     IN FISCAL      PRICE     EXPIRATION   -----------------------
               NAME                  GRANTED(#)      YEAR      ($/SHARE)      DATE        5%($)        10%($)
               ----                  ----------   ----------   ---------   ----------   ----------   ----------
John E. Martin.....................        --          --           --           --            --           --
Timothy J. Ryan....................        --          --           --           --            --           --
Martin R. Diedrich(2)..............     4,000         2.1%       $7.00      6/23/08      $ 16,209     $ 41,825
Ann Wride(3).......................    50,000        25.9         5.81      3/25/08       168,169      433,932
                                        4,000         2.1         7.00      6/23/08        16,209       41,825
Dolf Berle(4)......................    50,000        25.9         6.25      3/23/08       180,905      466,795
                                        4,000         2.1         7.00      6/23/08        16,209       41,825

-------------------------
(1) The potential realizable values listed are based on an assumption that the market price of Diedrich Coffee common stock appreciates at the stated rate, compounded annually, from the date of grant to the expiration date. The 5% and 10% assumed rates of appreciation are determined by the rules of the Commission and do not represent our estimate of the future market price of our common stock.

(2) All of Mr. Diedrich's options were granted pursuant to the 1996 Stock Incentive Option Plan which was approved by our board of directors on June 23, 1998.

(3) 50,000 of Ms. Wride's options were granted pursuant to her employment letter dated April 8, 1998, the terms of which are described under "-- Employment Agreements and Compensatory Arrangements." 4,000 of Ms. Wride's options were granted pursuant to the 1996 Stock Incentive Option Plan.

(4) 50,000 of Mr. Berle's options were granted pursuant to his employment letter dated April 8, 1998, the terms of which are described under "-- Employment Agreements and Compensatory Arrangements." 4,000 of Mr. Berle's options were granted pursuant to the 1996 Stock Incentive Option Plan.

     Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     The following table sets forth information concerning the number and value of unexercised options held by the following executive officers on January 27, 1999. None of these executive officers exercised options to purchase common stock during fiscal year 1999.

                                        NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                            UNEXERCISED OPTIONS AT             IN-THE-MONEY OPTIONS AT
                                              FISCAL YEAR END(#)                FISCAL YEAR END($)(1)
                                        -------------------------------    -------------------------------
                 NAME                   EXERCISABLE    UNEXERCISABLE(2)    EXERCISABLE    UNEXERCISABLE(2)
                 ----                   -----------    ----------------    -----------    ----------------
John E. Martin........................    550,000          300,000          $198,000            --
Timothy J. Ryan.......................    250,000          350,000            47,000            --
Martin Diedrich.......................         --            4,000                --            --
Ann Wride.............................         --           54,000                --            --
Dolf Berle............................         --           54,000                --            --

-------------------------
(1) These amounts represent the difference between the exercise price of the in-the-money options and the market price of Diedrich Coffee common stock on January 27, 1999. The closing price of our common stock on that day on the Nasdaq National Market was $4.44. Options are in-the-money if the market value of the shares covered by the option is greater than the option exercise price.

(2) Future exercisability is subject to a number of factors, including, but not limited to, the optionee remaining employed by Diedrich Coffee.

BENEFIT PLANS

     1996 Stock Incentive Plan

     In July 1996, we adopted the 1996 Stock Incentive Plan, which authorized the granting of a variety of stock-based incentive awards, including incentive and nonstatutory stock options. Our stockholders approved the plan in September 1996. The purpose of the incentive plan is to promote the interests of Diedrich Coffee and our stockholders by using investment interests in Diedrich Coffee to attract, retain and motivate its management and other persons, to encourage and reward their contributions to the performance of Diedrich Coffee and to align their interests with the interests of our stockholders. A total of 475,000 shares were initially authorized under the plan. On June 26, 1997, the stockholders increased the number of shares authorized by 300,000, to a total of 775,000 authorized shares. The incentive plan is administered by the compensation committee of the board, who determine the recipients and terms of the awards granted. The compensation committee is comprised of disinterested directors. The disinterested directors are eligible only to receive automatic nondiscretionary awards under the 1996 Non-Employee Directors Stock Option Plan described below. Under the incentive plan, options to purchase common stock may be granted with an exercise price below market value of such stock on the grant date. No such below market options have been granted.

     The board or the compensation committee may amend, suspend or terminate the incentive plan at any time. In addition, the maximum number of shares that may be sold or issued under the incentive plan may be increased and the class of persons eligible to participate in the incentive plan may be altered only with the approval of our stockholders. With respect to all other amendments to the incentive plan, the board may, in its discretion, determine that the amendment shall only become effective upon approval by our stockholders. The board or compensation committee may allow award recipients to pay for the exercise of options with a promissory note issued by the company or in a broker-assisted type transaction with the company. In the event of a change in control of Diedrich Coffee, awards outstanding under this plan terminate without contrary agreement or action by the board of directors. In such a case, the board has the ability to accelerate the vesting of the outstanding awards or provide for the creation of new awards to replace those awards that would terminate.

     1996 Non-Employee Directors Stock Option Plan

     In July 1996, we adopted the 1996 Non-Employee Directors Stock Option Plan, which authorizes the granting of non-qualified stock options to disinterested directors. Our stockholders approved the plan in September 1996. The purpose of the directors plan is to promote the interests of Diedrich Coffee and our stockholders by using investment interests in Diedrich Coffee to attract and retain highly qualified independent directors. A total of 125,000 shares have been reserved for issuance under the directors plan. Pursuant to the directors plan, each non-employee director automatically receives an initial, one-time grant of an option to purchase up to 10,000 shares of Diedrich Coffee common stock. In addition to the initial grant, each non-employee director will also receive, upon each re-election to our board, an automatic grant of an option to purchase up to 5,000 additional shares of our common stock. The initial grant vests over two years. The automatic re-election grant vests immediately before the next annual meeting of stockholders. All disinterested employee director options have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant. We may allow award recipients to pay for the exercise of options in a broker-assisted type transaction with the company. In the event of a change in control of Diedrich Coffee and the subsequent termination of a director, the vesting of all options accelerates. Upon such an acceleration, the initial option grants are exercisable for a period of one year following the director's termination, while additional option grants are exercisable for 90 days following the termination.

     1997 Non-Employee Directors Stock Option Plan and Agreement

     In April 1997, the disinterested directors on the board adopted and approved the 1997 Non-Employee Directors' Stock Option Plan and Agreement to recognize and compensate the disinterested directors for their service to Diedrich Coffee above and beyond normal requirements. Pursuant to that plan, one-time grants of options to purchase up to 10,000 shares of our common stock were granted to each of Mr. Churm and Mr. Heeschen. These options vested on April 25, 1998, twelve months after they were granted and will expire on the earlier of April 25, 2007, or 180 days after the termination of the director. We may allow Messrs. Churm and Heeschen to pay for the exercise of the options in a broker-assisted type transaction with the company. In the event of a change in control of Diedrich Coffee and the subsequent termination of either director, the terminated director has 180 days to exercise his options. No additional options are available for grant under the 1997 Non-Employee Directors Stock Option Plan and Agreement.

EMPLOYMENT AGREEMENTS AND COMPENSATORY ARRANGEMENTS

     John E. Martin

     On November 17, 1997, John E. Martin entered into a letter agreement with Diedrich Coffee appointing him as a director and as Chairman of the Board. The agreement provides for a base salary of $100,000 per year for so long as Mr. Martin continues as Chairman of the Board. Mr. Martin is not to receive employee benefits nor any other compensation to which he would otherwise be entitled for serving on the board, and the board may terminate him in its discretion at any time with or without reason. We have agreed to employ a full-time executive assistant on his behalf with an annual salary not to exceed $72,000 per year. We have also agreed (1) to reimburse Mr. Martin for all reasonable and necessary travel and other business expenses incurred in connection with the performance of services under the agreement; (2) to enter into an indemnification agreement with Mr. Martin in the form provided to each of our other directors and executive officers; and (3) to reimburse Mr. Martin for reasonable legal and accounting fees incurred in connection with the negotiation and execution of the agreement in an amount not to exceed

$10,000. Finally, the agreement recognizes that Mr. Martin's other business interests relate to restaurants and provides that we waive any rights or claims to other business opportunities involving the restaurant business that may become available to Mr. Martin, other than opportunities involving the coffeehouse business or other businesses in which the principal activity involves the sale of coffee and coffee beverages.

     On November 17, 1997, Mr. Martin also entered into a stock option plan and agreement with Diedrich Coffee. Our stockholders approved Mr. Martin's option agreement at a special meeting held on January 22, 1998. We granted Mr. Martin options to purchase an aggregate of 850,000 shares of our common stock for the purpose of encouraging and rewarding Mr. Martin's contributions to the performance of the company and to align Mr. Martin's interests with the interests of our stockholders. The options granted to Mr. Martin are exercisable, at the following exercise prices:

     - 450,000 shares of common stock at an exercise price of $4.00 per share;

     - 100,000 shares of common stock at an exercise price of $5.00 per share;

     - 150,000 shares of common stock at an exercise price of $8.00 per share;
       and

     - 150,000 shares of common stock at an exercise price of $10.00 per share.

     All of the options granted to Mr. Martin become exercisable on the earlier of May 15, 2002 or as soon as the closing price of our common stock on the Nasdaq National Market exceeds the respective exercise price for at least seven trading days in any period of ten consecutive trading days. All options are to terminate if unexercised on November 17, 2002 or, if Mr. Martin resigns from Diedrich Coffee or we terminate Mr. Martin's employment for cause, the options will become unexercisable within sixty days. Only Mr. Martin is eligible to receive options under his option agreement and the options are not transferable or assignable. Subject to the discretion of the compensation committee of the board, Mr. Martin may pay the exercise price for his options with cash or by delivery of shares of our common stock with a value equal to the exercise price or through a combination of cash and shares.

     Timothy J. Ryan

     On November 17, 1997, Timothy J. Ryan entered into a two-year employment agreement with Diedrich Coffee as our President and Chief Executive Officer. The agreement provides for an annual salary of $200,000 per year, a discretionary performance bonus which may be awarded by the compensation committee after twelve months of employment (not to initially exceed 25% of Mr. Ryan's base salary), and employee benefits that include three weeks annual vacation leave, reimbursement for all reasonable and necessary travel and other business expenses incurred in connection with the performance of services under the agreement, and the payment of a monthly car allowance of $600.00. The employment agreement may be terminated before the completion of two years in the event of Mr. Ryan's sustained incapacity as defined in the agreement or by us for cause as defined in the agreement. We may also terminate Mr. Ryan for any other reason, however, in such event, Mr. Ryan will be entitled to receive a severance payment equal to fifty percent of his base salary.

     On November 17, 1997, Mr. Ryan also entered into a stock option plan and agreement with Diedrich Coffee. Our stockholders approved Mr. Ryan's option agreement at a special meeting held on January 22, 1998. We granted Mr. Ryan options to purchase an aggregate of 600,000 shares of our common stock for the purpose of encouraging and rewarding Mr. Ryan's contributions to the performance of the company and to align Mr. Ryan's interests with the interests of our stockholders. The options granted to Mr. Ryan are exercisable, at the following exercise prices:

     - 50,000 shares of common stock at an exercise price of $3.50 per share;

     - 75,000 shares of common stock at an exercise price of $4.50 per share;

     - 125,000 shares of common stock at an exercise price of $5.00 per share;

     - 175,000 shares of common stock at an exercise price of $8.00 per share;
       and

     - 175,000 shares of common stock at an exercise price of $10.00 per share.

     The options become exercisable on the earlier of May 15, 2002 or upon the satisfaction of two conditions: (1) the options having vested pursuant to a vesting schedule set forth in the agreement and

(2) after the date of the agreement, the closing price of the common stock on the Nasdaq National Market shall have exceeded the option price per share for at least seven trading days in any period of ten consecutive trading days. All options are to terminate if unexercised on November 17, 2002 or, if Mr. Ryan resigns from Diedrich Coffee without good cause or we terminate Mr. Ryan's employment for cause, the options will become unexercisable within sixty days. Only Mr. Ryan is eligible to receive options under the his option agreement and the options are not transferable or assignable. Subject to the discretion of the compensation committee of the board, Mr. Ryan may pay the exercise price for his options with cash or by delivery of shares of our common stock with a value equal to the exercise price or through a combination of cash and shares.

     Martin R. Diedrich

     Martin R. Diedrich entered into a new employment agreement with Diedrich Coffee, which appointed him as Diedrich Coffee's Chief Coffee Officer beginning as of June 29, 1998. The term of the agreement is three years. The agreement provides for a base salary of $120,000 per annum, increasing to $140,000 per annum beginning in the second year of the agreement, and to $160,000 in the third year. Mr. Diedrich receives employee benefits consistent with the company's policies for other senior executives.

     Ann Wride

     In April 1998, Ann Wride entered into an employment agreement with Diedrich Coffee appointing her Vice President and Chief Financial Officer. The term of the agreement is two years. The agreement provides for a base salary of $155,000 per annum and an annual incentive bonus of up to 25% of base salary based on the company's performance and Ms. Wride's performance against objectives approved by the board. If terminated without cause, Ms. Wride is entitled to six months salary as severance compensation. Ms. Wride also received options to purchase up to 50,000 shares of our common stock at an exercise price of $5.8125, vesting over two years. Ms. Wride receives employee benefits consistent with the company's policies for other senior executives.

     Dolf Berle

     In April 1998, Dolf Berle entered into an employment agreement with Diedrich Coffee appointing him Vice President of Franchise Development. The agreement provides for a base salary of $155,000 per annum and an annual incentive bonus of up to 25% of base salary based on the company's performance and Mr. Berle's performance against objectives approved by the board. If terminated without cause, Mr. Berle is entitled to six months salary as severance compensation. Mr. Berle also received options to purchase up to 50,000 shares of our common stock at an exercise price of $6.25, vesting over two years. According to the terms of the employment agreement, Mr. Berle was also granted 10,000 stock options annually for each of the five years following the end of the two-year vesting period of the initial grant. The exercise price of those options will be the date of the annual grant. Mr. Berle receives employee benefits consistent with the company's policies for other senior executives.

     Catherine Saar

     On June 11, 1998, Catherine Saar entered into an employment agreement with Diedrich Coffee appointing her Vice President, Marketing. The agreement provides for a base salary of $120,000 per annum and an annual incentive bonus of up to 25% of base salary based on the company's performance and Ms. Saar's performance against objectives approved by the board. If terminated without cause, Ms. Saar is entitled to four months salary as severance compensation. Ms. Saar also received options to purchase up to 20,000 shares of our common stock at an exercise price of $7.75, vesting over two years. Ms. Saar receives employee benefits consistent with the company's policies for other senior executives.

                        TRANSACTIONS INVOLVING OFFICERS,
                      DIRECTORS AND PRINCIPAL STOCKHOLDERS

     On April 6, 1999, we entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of Diedrich Coffee and the beneficial owner of approximately 6.6% of the outstanding shares of our common stock. Under the loan agreement, all outstanding principal and interest is due and payable on April 6, 2000. The loan is secured by the assets of Diedrich Coffee with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, we issued warrants to Mr. Youness to purchase 70,000 shares of Diedrich Coffee common stock at a price of $5.625 per share.

     On August 19, 1997, the company entered into a promissory note, term loan agreement and security agreement with the Virginia R. Cirica Trust. The trust is controlled by Ms. Cirica, who is the spouse of Lawrence Goelman, then Chairman and Interim Chief Executive Officer and currently a director of Diedrich Coffee.

     Shortly before the trust entered into the loan documents, Mr. Goelman loaned Ms. Cirica approximately $250,000. Some of those funds were transferred by Ms. Cirica to the trust and advanced to Diedrich Coffee pursuant to the loan documents. The loan was secured by the assets of Diedrich Coffee and provided for borrowings up to $500,000 with interest accruing at the prime rate plus
3 1/2%. This note was fully paid and discharged on December 17, 1997.

     In connection with the loan documents with the Cirica Trust, Diedrich Coffee issued a warrant to the trust to purchase up to 85,000 shares of Diedrich Coffee's common stock if the loan were repaid in full within 120 days of closing, or up to 170,000 shares of Diedrich Coffee's common stock if the loan was not repaid within 120 days, all at a price of $2.25 a share. The warrants were reduced to 85,000 shares of Diedrich Coffee's common stock by virtue of the December repayment of the note in full. The warrants were exercised in December 1998. Mr. Goelman disclaims any pecuniary interest in the loan to Diedrich Coffee and any beneficial interest in the trust, except to the extent to which Mr. Goelman is a contingent beneficiary under the terms of the trust.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of June 1, 1999, and as adjusted to reflect the sale of the shares of common stock offered in this offering, by:

     - each person or group of affiliated persons who we know owns beneficially 5% or more of our common stock;

     - each of our directors;

     - each of our executive officers listed in the summary compensation table; and

     - all of our directors and executive officers as a group.

Percentage of ownership is calculated as required by Commission Rule 13d-3(d)(1). Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The table below includes the number of shares underlying options that are exercisable within 60 days from June 1, 1999.

                                       SHARES BENEFICIALLY OWNED                 SHARES BENEFICIALLY OWNED
                                          BEFORE THIS OFFERING                      AFTER THIS OFFERING
                                ----------------------------------------   -------------------------------------
       NAME AND ADDRESS             AMOUNT AND NATURE         PERCENT OF      AMOUNT AND NATURE       PERCENT OF
    OF BENEFICIAL OWNER(1)      OF BENEFICIAL OWNERSHIP(2)      CLASS      OF BENEFICIAL OWNERSHIP      CLASS
    ----------------------      --------------------------    ----------   -----------------------    ----------
The Second Cup Ltd. ..........                 --                   *             1,039,500(3)            8.5%
  175 Bloor Street East, Suite
  801,
  South Tower
  Toronto, Ontario M4W 3R8
  Canada
D.C.H., L.P...................          1,473,197(4)             23.9%            1,473,197              12.0
  450 Newport Center Drive
  Suite 450
  Newport Beach, CA 92660
Amre A. Youness...............            500,958(5)              7.6               500,958               4.0
  301 North Lake Avenue
  Suite 910
  Pasadena, CA 91101
Cosleno, Inc. ................            340,000(6)              5.2               340,000               2.7
  3753 Howard Hughes Parkway
  Suite 200
  Las Vegas, NV 89109
Steven A. Lupinacci...........            309,061(7)              5.0               309,061               2.5
Dolf A. Berle.................             26,000(8)                *                26,000                 *
Peter Churm...................             50,000(9)                *                50,000                 *
Martin Diedrich...............            656,107(10)            10.6               656,107               5.3
Lawrence Goelman..............            117,700(11)             1.9               117,700                 *
Paul C. Heeschen..............          1,796,480(12)            29.0             1,796,480              14.6
John E. Martin................          1,258,533(13)            17.9             1,258,533               9.6
Timothy J. Ryan...............            629,367(14)             9.3               629,367               4.9
Catherine Saar................             11,000(15)               *                11,000                 *
Ann Wride.....................             26,000(16)               *                26,000                 *
All directors and executive
  officers as a group (9
  persons)....................          4,571,187(17)            58.1%            4,571,187              32.7%

-------------------------
  *  Less than 1%

 (1) Unless otherwise indicated, the address of each person in this table is c/o Diedrich Coffee, 2144 Michelson Dr., Irvine, California 92612.

 (2) Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act. Shares not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of June 1, 1999 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage owned by each other stockholder listed. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.

 (3) The Second Cup Ltd. is the majority stockholder of Coffee People and will receive approximately 1,039,500 shares in connection with Diedrich Coffee's acquisition of Coffee People.

 (4) Paul C. Heeschen, a director of Diedrich Coffee, is the sole general partner of this limited partnership with voting and investment power as to all shares beneficially owned by the limited partnership.

 (5) Pursuant to Schedule 13D filed with the Commission and dated as of October 14, 1997, includes 70,000 shares that are subject to warrants exercisable within 60 days and 340,000 shares that are subject to warrants exercisable within 60 days of which he has shared voting and dispositive power with Cosleno, Inc.

 (6) Pursuant to Schedule 13D as filed with the Commission and dated as of October 14, 1997, Cosleno, Inc. and Amre A. Youness, who is the sole stockholder of Cosleno, Inc., have shared voting and dispositive power of the 340,000 shares that are subject to warrants exercisable within 60 days.

 (7) Mr. Lupinacci resigned as Chief Executive Officer, President and Chief Financial Officer effective March 12, 1997.

 (8) Includes 26,000 shares subject to options that are exercisable within 60 days.

 (9) Includes 30,000 shares subject to options that are exercisable within 60 days.

(10) Includes 1,000 shares subject to options that are exercisable within 60 days.

(11) Includes 105,000 shares subject to options that are exercisable within 60 days. This number does not include 85,000 shares held by the Virginia R. Cirica Trust. Ms. Cirica is Mr. Goelman's wife. Mr. Goelman disclaims any beneficial interest in the Virginia R. Cirica Trust, except to the extent to which Mr. Goelman is a contingent beneficiary under the terms of that trust.

(12) Includes 1,473,197 shares beneficially owned by D.C.H., L.P. and 255,914 shares beneficially owned by Redwood Enterprises VII, L.P. Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Also includes 7,369 shares owned personally by Mr. Heeschen, 30,000 shares held personally by Mr. Heeschen subject to options that are exercisable within 60 days and 30,000 shares purchased on the open market by the Palm Trust, of which Mr. Heeschen is a trustee with shared voting and investment power as to all of such shares.

(13) Includes 850,000 shares subject to options that are exercisable within 60 days.

(14) Includes 600,000 shares subject to options that are exercisable within 60 days.

(15) Includes 11,000 shares subject to options that are exercisable within 60 days.

(16) Includes 26,000 shares subject to options that are exercisable within 60 days.

(17) Includes 1,679,000 shares subject to options that are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 25 million shares of common stock, $0.01 par value per share, and 3 million shares of preferred stock, $0.01 par value per share.

DIEDRICH COFFEE COMMON STOCK

     At June 4, 1999, there were approximately 6.2 million shares of our common stock outstanding held of record by 153 persons. Exercisable stock options and stock warrants to purchase an aggregate of approximately 3.1 million shares of common stock were also outstanding.

     Diedrich Coffee common stockholders are entitled to one vote per share on all matters to be voted upon by our stockholders. Our common stockholders may not cumulate votes for the election of directors.

     Our common stockholders are entitled to receive ratably any dividends as may be declared from time to time by our board out of funds legally available for dividend payments, subject to any dividend preferences of any holders of preferred stock. In the event of liquidation or dissolution of Diedrich Coffee, our common stockholders are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any preferred stock. Our common stockholders do not have any preemptive or conversion rights or other subscription rights. Neither redemption nor sinking fund provisions apply to our common stock.

     All outstanding shares of our common stock are fully paid and non-assessable, and the shares of Diedrich Coffee common stock that will be outstanding after the acquisition will be fully paid and non-assessable.

DIEDRICH COFFEE PREFERRED STOCK

     At June 4, 1999, no shares of our preferred stock were outstanding. Our board may issue up to 3 million shares of preferred stock in one or more series and, subject to the Delaware General Corporation Law, may:

     - fix the number of shares and designation of any series;

     - fix its preferences, limitations, rights, qualifications and restrictions; and

     - determine the voting powers of any such series.

     Although we presently do not intend to do so, the board may issue preferred stock with voting and conversion rights, which could negatively affect the voting power or other rights of our common stockholders without stockholder approval. For example, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to our common stockholders. In addition, any such issuance could have the effect of making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to our common stockholders. The issuance of preferred stock may delay or prevent a change-in-control of Diedrich Coffee.

CERTAIN PROVISIONS OF DELAWARE LAW

     The company is a Delaware corporation and is subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the company's voting stock.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Special Meetings. Our bylaws provide that special meetings of the stockholders may be called only by the board of directors or the president of the company. This provision may make it more difficult for stockholders to take action opposed by the board.

     Indemnification of Directors and Officers. Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the company's right by reason of the fact that such director or officer is or was serving as a director or officer at the company's request, as a director, officer, partner, venturer, proprietor, employee, agent, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Our bylaws also provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

LIMITATION OF LIABILITY

     Our articles of incorporation provide that no director shall be personally liable to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     - for any breach by such person of a duty of loyalty;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

     - for any transaction resulting in receipt by such person of an improper personal benefit.

TRANSFER AGENT

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

SHARES OUTSTANDING AND FREELY TRADEABLE AFTER OFFERING

     Upon completion of this offering, we will have approximately 12.3 million shares of common stock outstanding. The 4.6 million shares of common stock to be sold by the company in this offering will be freely tradeable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" of the company, as such term is defined under Rule 144 of the Securities Act. The shares held by affiliates will be subject to the resale limitations under Rule 144. Diedrich Coffee's directors, executive officers and its existing stockholders have agreed not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc. See "Underwriting." Upon the expiration of this 180 days lock-up period, or earlier upon the consent of the representative, all of these shares will become eligible for sale subject to the restrictions of Rule 144.

RULE 144

     In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year, including an affiliate of the company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of common stock (approximately 123,000 shares of common stock after this offering) and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the company are satisfied. In addition, affiliates of the company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for a least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in this paragraph.

EFFECT OF SUBSTANTIAL SALES ON MARKET PRICE OF COMMON STOCK

     The company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that such sales will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock, or the prospect of such sales, could adversely affect the market price of our common stock.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and First Security Van Kasper, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all these shares if any are purchased.


                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
BancBoston Robertson Stephens Inc...........................  2,300,000
Dain Rauscher Wessels.......................................  1,610,000
First Security Van Kasper...................................    690,000
                                                              ---------
          Total.............................................  4,600,000
                                                              =========



     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to some dealers at such price less a concession of not in excess of $0.25 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the representatives. This reduction will not change the amount of proceeds we will receive as stated on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.



     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 690,000 additional shares of common stock at the same price per share as we will receive for the 4,600,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,600,000 shares offered hereby. If purchased, those additional shares will be sold by the underwriters on the same terms as those on which the 4,600,000 shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this prospectus. If this option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to company will be $31,740,000, $2,221,800 and $29,518,200, respectively.


     Directed Share Program. At our request, the underwriters have reserved up to 200,000 shares of common stock to be issued by us and offered for sale in this prospectus, at the initial public offering price, to our directors, officers, employees, business associates and persons otherwise related to Diedrich Coffee. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase these reserved shares. The underwriters will offer any reserved shares that are not so purchased to the general public on the same basis as the other shares offered in this prospectus.

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against various civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreements. Each executive officer and director of Diedrich Coffee has agreed, during the period ending 180 days after the date of this prospectus subject to various exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchange for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by these holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time-to-time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares before the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to various exceptions,

     - consent to the disposition of any shares held by stockholders subject to lock-up agreements before the expiration of the lock-up period; or

     - issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans provided the options do not vest before the expiration of the lock-up period. See "Shares Eligible for Future Sale."

     The underwriters have advised us that they do not intend to confirm sales of more than 5% of the common stock offered in this offering to accounts over which they exercise discretionary authority.

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Passive Market Making. In connection with this offering, certain underwriter and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Expenses of the Offering. We estimate the total expense of the offering to be $600,000.

     Certain Relationships. BancBoston Robertson Stephens Inc. has acted as a financial advisor for Coffee People and has received customary fees for its services. First Security Van Kasper has acted our financial advisor and delivered a fairness opinion on our behalf regarding the acquisition of Coffee People. First Security Van Kasper has received customary fees for these services.

                                 LEGAL MATTERS

     The validity of our common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Orange County, California. Brobeck, Phleger & Harrison LLP, San Francisco has acted as counsel to the underwriters in connection with certain legal matters related to this offering.

                                    EXPERTS

     The financial statements of Diedrich Coffee, Inc. as of January 27, 1999 and January 28, 1998, and for each of the years ended January 27, 1999, January 28, 1998 and January 27, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Coffee People, Inc. as of June 27, 1998 and June 28, 1997 and for each of the two years in the period ended June 27, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Coffee People, Inc. (formerly Gloria Jean's, Inc.) for the 39-week period ended June 29, 1996 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this document.

     In addition, we file reports, proxy statements and other information with the Commission under the Securities Exchange Act. You may read and copy this information at the following public reference rooms of the Commission:

Washington, D.C.               New York, New York             Chicago, Illinois
450 Fifth Street, N. W.        7 World Trade Center           500 West Madison Street
Room 1024                      Suite 1300                     Suite 1400
Washington, D.C. 20549         New York, NY 10048             Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the Commission at 1-800-SEC-0330.

     The Commission also maintains an internet website that contains reports, proxy statements and other information about issuers, like Diedrich Coffee, who file electronically with the Commission. The address of that site is http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
DIEDRICH COFFEE, INC.
Independent Auditors' Report................................  F-2
Balance Sheets as of January 28, 1998 and January 27,
  1999......................................................  F-3
Statements of Operations for the Years Ended January 29,
  1997, January 28, 1998 and January 27, 1999...............  F-4
Statements of Stockholders' Equity for the Years Ended
  January 29, 1997, January 28, 1998 and January 27, 1999...  F-5
Statements of Cash Flows for the Years Ended January 29,
  1997, January 28, 1998 and January 27, 1999...............  F-6
Notes to Financial Statements...............................  F-7
Unaudited Condensed Balance Sheets as of January 27, 1999
  and April 28, 1999........................................  F-19
Unaudited Condensed Statement of Operations for the Thirteen
  Weeks Ended April 29, 1998 and April 28, 1999.............  F-20
Unaudited Condensed Statements of Cash Flows for the
  Thirteen Weeks Ended April 29, 1998 and April 28, 1999....  F-21
Notes to Unaudited Condensed Financial Statements...........  F-22

COFFEE PEOPLE, INC.
Consolidated Reports of Independent Accountants.............  F-25
Consolidated Balance Sheets as of June 28, 1997 and June 27,
  1998......................................................  F-27
Consolidated Statements of Operations for the 39-Week Period
  June 29, 1996 and for the Years Ended June 28, 1997 and
  June 27, 1998.............................................  F-28
Consolidated Statements of Stockholders' Equity for the
  39-Week Period June 29, 1996 and for the Years Ended June
  28, 1997 and June 27, 1998................................  F-29
Consolidated Statements of Cash Flows for the 39-Week Period
  June 29, 1996 and for Years Ended June 28, 1997 and June
  27, 1998..................................................  F-30
Notes to Consolidated Financial Statements..................  F-31
Unaudited Consolidated Balance Sheets as of June 27, 1998
  and March 6, 1999.........................................  F-45
Unaudited Consolidated Statements of Operations for the
  Thirty-Six Weeks Ended March 7, 1998 and March 6, 1999....  F-46
Unaudited Consolidated Statements of Cash Flows for the
  Thirty-Six Weeks Ended March 7, 1998 and March 6, 1999....  F-47
Notes to Unaudited Consolidated Financial Statements As of
  June 27, 1998 and March 6, 1999...........................  F-48

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders'
Diedrich Coffee, Inc.:

     We have audited the accompanying balance sheets of Diedrich Coffee, Inc. as of January 27, 1999 and January 28, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended January 27, 1999, January 28, 1998 and January 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diedrich Coffee, Inc. as of January 27, 1999 and January 28, 1998, and the results of its operations and its cash flows for the years ended January 27, 1999, January 28, 1998 and January 29, 1997, in conformity with generally accepted accounting principles.

                                      /s/ KPMG LLP

Orange County, California
March 26, 1999, except the
second paragraph of note 13
which is April 6, 1999

                             DIEDRICH COFFEE, INC.

                                 BALANCE SHEETS
                     JANUARY 28, 1998 AND JANUARY 27, 1999

                                                                  1998            1999
                                                              ------------    ------------
ASSETS (NOTE 5)
Current Assets:
  Cash......................................................  $  1,408,161    $  1,200,861
  Accounts receivable, less allowance for doubtful accounts
     of $29,438 and $22,134.................................       181,628         263,651
  Note receivable...........................................            --         100,000
  Inventories (Note 2)......................................     1,375,119       1,279,436
  Prepaid expenses..........................................       157,393         188,993
  Income taxes receivable...................................        42,528          17,686
                                                              ------------    ------------
       Total current assets.................................     3,164,829       3,050,627
Property and equipment, net (Note 3)........................    10,104,843       9,119,859
Costs in excess of net assets acquired, net (Note 4)........       389,651         329,086
Other assets................................................       289,103         236,880
                                                              ------------    ------------
       Total assets.........................................  $ 13,948,426    $ 12,736,452
                                                              ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current installments of obligations under capital leases
     (Note 6)...............................................  $    168,139    $    169,488
  Accounts payable..........................................     1,204,366       1,415,067
  Accrued compensation......................................       716,742         970,034
  Accrued expenses (Note 7).................................     1,796,869       1,039,097
  Restructuring charge (Note 10)............................       237,320         112,400
                                                              ------------    ------------
       Total current liabilities............................     4,123,436       3,706,086
Obligations under capital lease -- long-term (Note 6).......       317,292         283,106
Long term debt (Note 5).....................................     2,500,000       2,500,000
Deferred rent...............................................       172,231         219,865
                                                              ------------    ------------
       Total liabilities....................................     7,112,959       6,709,057
                                                              ------------    ------------
Stockholders' Equity:
  Common stock, $.01 par value; authorized 25,000,000
     shares; issued and outstanding 6,167,313 shares at
     January 27, 1999 and 5,741,650 at January 28, 1998.....        57,417          61,674
  Additional paid-in capital................................    16,928,546      18,708,032
  Accumulated deficit.......................................   (10,150,496)    (12,742,311)
                                                              ------------    ------------
       Total stockholders' equity...........................     6,835,467       6,027,395
Commitments and contingencies (Note 6)
                                                              ------------    ------------
       Total liabilities and stockholders' equity...........  $ 13,948,426    $ 12,736,452
                                                              ============    ============

See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.

                            STATEMENTS OF OPERATIONS
      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Revenues:
  Retail............................................  $18,117,720    $20,759,993    $21,248,462
  Wholesale and other...............................    1,694,686      2,221,704      2,766,741
  Franchise revenue.................................           --             --        200,000
                                                      -----------    -----------    -----------
       Total revenues...............................   19,812,406     22,981,697     24,215,203
                                                      -----------    -----------    -----------
Cost and Expenses:
  Cost of sales and related occupancy costs.........    9,263,286     11,457,612     10,955,197
  Store operating expenses..........................    8,279,621     10,447,349      8,935,644
  Other operating expenses..........................      240,227        289,867        634,124
  Depreciation and amortization.....................    1,053,770      1,785,271      1,941,020
  Provision for asset impairment and restructuring
     costs..........................................           --      3,902,332             --
  General and administrative expenses...............    2,003,483      4,005,853      4,013,809
                                                      -----------    -----------    -----------
       Total........................................   20,840,387     31,888,284     26,479,794
                                                      -----------    -----------    -----------
Operating (loss) income.............................   (1,027,981)    (8,906,587)    (2,264,591)
Interest expense....................................     (189,549)      (182,135)      (384,544)
Interest and other (expense) income.................      103,718        (23,239)        90,517
                                                      -----------    -----------    -----------
Loss before income taxes............................   (1,113,812)    (9,111,961)    (2,558,618)
Income tax provision (benefit)......................     (128,107)           800          3,690
                                                      -----------    -----------    -----------
Net loss............................................  $  (985,705)   $(9,112,761)   $(2,562,308)
                                                      ===========    ===========    ===========
Net loss per share -- basic & diluted:..............  $     (0.22)   $     (1.69)   $     (0.43)
                                                      ===========    ===========    ===========
  Weighted average shares outstanding...............    4,414,000      5,392,609      5,934,287
                                                      ===========    ===========    ===========

See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

                             SERIES A PREFERRED        SERIES B PREFERRED
                                   STOCK                     STOCK                COMMON STOCK
                           ----------------------   ------------------------   -------------------     ADDITIONAL      ACCUMULATED
                             SHARES      AMOUNT       SHARES       AMOUNT       SHARES     AMOUNT    PAID IN CAPITAL     DEFICIT
                           ----------   ---------   ----------   -----------   ---------   -------   ---------------   ------------
Balance, January 31,
  1996...................   1,000,000   $ 800,000    1,608,568   $ 2,225,813   1,183,082   $11,831     $   318,867     $   (52,030)
Initial public offering,
  net....................          --          --           --            --   1,600,000    16,000      12,563,452              --
Conversion of Series A
  and B preferred
  stock..................  (1,000,000)   (800,000)  (1,608,568)   (2,225,813)  2,608,568    26,086       2,999,727              --
Net loss for the year....          --          --           --            --          --        --              --        (985,705)
                           ----------   ---------   ----------   -----------   ---------   -------     -----------     ------------
Balance, January 29,
  1997...................          --          --           --            --   5,391,650    53,917      15,882,046      (1,037,735)
Common stock issued......          --          --           --            --     350,000     3,500       1,046,500              --
Net loss for the year....          --          --           --            --          --        --              --      (9,112,761)
                           ----------   ---------   ----------   -----------   ---------   -------     -----------     ------------
Balance, January 28,
  1998...................          --          --           --            --   5,741,650    57,417      16,928,546     (10,150,496)
Common stock issued......          --          --           --            --     200,000     2,000       1,273,000              --
Exercise of options and
  warrants...............          --          --           --            --     225,663     2,257         476,979              --
Amortization of
  options................          --          --           --            --          --        --          29,507         (29,507)
Net loss for the year....          --          --           --            --          --        --              --      (2,562,308)
                           ----------   ---------   ----------   -----------   ---------   -------     -----------     ------------
Balance, January 27,
  1999...................          --   $      --           --   $        --   6,167,313   $61,674     $18,708,032     $(12,742,311)
                           ==========   =========   ==========   ===========   =========   =======     ===========     ============


                              TOTAL
                           -----------
Balance, January 31,
  1996...................  $ 3,304,481
Initial public offering,
  net....................   12,579,452
Conversion of Series A
  and B preferred
  stock..................           --
Net loss for the year....     (985,705)
                           -----------
Balance, January 29,
  1997...................   14,898,228
Common stock issued......    1,050,000
Net loss for the year....   (9,112,761)
                           -----------
Balance, January 28,
  1998...................    6,835,467
Common stock issued......    1,275,000
Exercise of options and
  warrants...............      479,236
Amortization of
  options................           --
Net loss for the year....   (2,562,308)
                           -----------
Balance, January 27,
  1999...................  $ 6,027,395
                           ===========

See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.

                            STATEMENTS OF CASH FLOWS
      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

                                                                 1997           1998           1999
                                                              -----------    -----------    -----------
Cash flows from operating activities:
  Net (loss) income.........................................  $  (985,705)   $(9,112,761)   $(2,562,308)
  Adjustments to reconcile net (loss) income to cash (used
    in) provided by operating activities:
    Depreciation and amortization...........................    1,053,770      1,785,271      1,941,020
    Deferred income taxes...................................       48,192             --             --
    Restructuring charge....................................           --        987,590             --
    Impairment on long-lived assets.........................           --      2,203,217             --
    Changes in operating assets and liabilities:
      Accounts and notes receivable.........................      (75,790)        28,735       (182,023)
      Inventories...........................................     (969,652)       150,804         95,683
      Prepaid expenses......................................      (78,696)        27,670        (31,600)
      Income taxes receivable...............................     (272,182)       242,544         24,842
      Other assets..........................................     (121,881)        26,637         12,392
      Accounts payable......................................    1,164,864       (595,926)       210,701
      Accrued compensation..................................      232,137        186,971        165,614
      Accrued expenses......................................      136,250      1,562,055        (73,236)
      Income taxes payable..................................      (51,235)            --             --
      Deferred rent.........................................       33,240         17,847         47,634
                                                              -----------    -----------    -----------
  Net cash (used in) provided by operating activities.......      113,312     (2,489,346)      (351,281)
                                                              -----------    -----------    -----------
  Cash flows from investing activities:
    Capital expenditures for property and equipment.........   (7,813,263)    (1,724,397)    (1,672,076)
    Disposal of property and equipment......................                                    148,785
    Acquisition of coffeehouses.............................   (1,916,000)            --             --
                                                              -----------    -----------    -----------
    Net cash (used in) investing activities.................   (9,729,263)    (1,724,397)    (1,523,291)
                                                              -----------    -----------    -----------
  Cash flows from financing activities:
    Proceeds from notes payable.............................       10,000             --             --
    Payments on notes payable...............................      (49,398)            --             --
    Proceeds from line of credit............................    4,100,000             --             --
    Payments on line of credit..............................   (4,100,000)            --             --
    Proceeds from long-term debt............................    1,622,520      4,500,000             --
    Principal payments on long-term debt....................   (2,569,378)    (2,000,000)            --
    Payments on capital lease obligations...................           --             --        (86,964)
    Proceeds from issuance of common stock, net of fees
      paid..................................................   12,579,452      1,050,000      1,275,000
    Proceeds from stock options exercised...................           --             --        479,236
                                                              -----------    -----------    -----------
  Net cash provided by financing activities.................   11,593,196      3,550,000      1,667,272
                                                              -----------    -----------    -----------
  Net (decrease) increase in cash...........................    1,977,245       (663,743)      (207,300)
  Cash at beginning of year.................................       94,659      2,071,904      1,408,161
                                                              -----------    -----------    -----------
  Cash at end of year.......................................  $ 2,071,904    $ 1,408,161    $ 1,200,861
                                                              ===========    ===========    ===========
  Supplemental Disclosure of Cash Flow Information:
    Cash paid during the period for:
      Interest..............................................  $   164,140    $   154,999    $   299,670
                                                              ===========    ===========    ===========
      Income taxes..........................................  $   108,773    $       800    $     3,690
                                                              ===========    ===========    ===========
    Non-cash Transactions
      Equipment Purchased under Capital Leases..............           --    $   498,513    $    54,127
                                                              ===========    ===========    ===========

See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.

                         NOTES TO FINANCIAL STATEMENTS
      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Business

     Diedrich Coffee, Inc. (the "Company") operates coffeehouses in Southern California, Colorado and Texas, which sell coffee beverages made with its own freshly roasted coffee. In addition, the Company sells light food items and whole bean coffee through its coffeehouses. The Company also operates a wholesale and mail order business in Southern California, which sells whole bean coffee and related supplies and equipment.

Fiscal Year

     The Company's fiscal year ends on the Wednesday closest to January 31.

Inventories

     Inventories are stated at the lower of cost or market. The cost for inventories is determined using the first-in, first-out method.

Property and Depreciation

     Property and equipment, including assets under capital leases are recorded at cost. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years. Property and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of their estimated useful lives or the term of the related leases.

     Major renewals and improvements are capitalized. Maintenance and repairs that do not improve or extend the life of the respective assets are charged to expense.

Store Pre-opening Costs

     Direct and incremental costs prior to the opening of a coffeehouse location are expensed as incurred.

Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these financial instruments. The Company believes the carrying amounts of the Company's notes payable and long-term debt approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.

Rent Expense

     Certain lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing on a date other than the date of initial occupancy. Rent expense is recorded on a straight-line basis over the respective terms of the leases.

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

Net Income (Loss) per Common Share

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" in fiscal 1998. SFAS 128 requires the presentation of "basic" earnings per share which represents net earnings divided by the weighted average shares outstanding excluding all common stock equivalents. Dual presentation of "diluted" earnings per-share reflecting the dilutive effect of all common stock equivalents is also required.

Costs in Excess of Net Assets Acquired

     Costs in excess of net assets acquired is amortized on a straight-line basis over the expected periods to be benefited. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Stock Option Plans

     Prior to February 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On February 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Long-Lived Assets

     It is the Company's policy to account for long-lived assets, including intangibles, at the lower of amortized cost or fair value, less disposition costs. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this assessment indicates that the intangibles will not be recoverable, as determined by a non-discounted cash flow generated by the asset, the carrying value of the Company's long-lived assets will be reduced to its estimated fair market value based on the discounted cash flows.

Advertising and Promotion Costs

     Advertising costs are expensed as incurred. Promotion costs are charged to income in the period of the promotional event. During fiscal 1999, the retail stores were charged approximately $427,000, which was included in store operating expenses and wholesale was charged $56,000, which was included in other operating expenses, with the remaining amount to general and administrative expenses. General and administrative expenses included approximately $98,000 for the year ended January 27, 1999, $377,000 for the year ended January 28, 1998 and $157,000 for the year ended January 29, 1997.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Segment Reporting

     The Company adopted SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information," effective in 1999. SFAS No. 131 establishes new standards for reporting information about business segments and related disclosures about products and services, geographic areas and major customers. The business segments of the Company are wholesale and retail. Information regarding these segments are in Note 11.

Revenue Recognition

     Sales are recorded when payment is tendered at point of sale for retail and upon shipment of product for wholesale.

2. INVENTORIES

     Inventories consist of the following:

                                                              JANUARY 28,    JANUARY 27,
                                                                 1998           1999
                                                              -----------    -----------
Unroasted coffee............................................  $  535,885     $  412,103
Roasted coffee..............................................      67,965        115,979
Accessory and specialty items...............................     230,502        275,386
Other food, beverage and supplies...........................     540,767        475,968
                                                              ----------     ----------
                                                              $1,375,119     $1,279,436
                                                              ==========     ==========

3. PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:

                                                            JANUARY 28,    JANUARY 27,
                                                               1998           1999
                                                            -----------    -----------
Leasehold improvements....................................  $ 7,017,125    $ 6,475,369
Equipment.................................................    4,047,109      4,555,017
Furniture and fixtures....................................    2,022,252      1,948,423
Construction in progress..................................      250,716        504,279
Assets under capital lease................................      498,513        552,640
                                                            -----------    -----------
                                                             13,835,715     14,035,728
Accumulated depreciation and amortization.................   (3,730,872)    (4,915,869)
                                                            -----------    -----------
                                                            $10,104,843    $ 9,119,859
                                                            ===========    ===========

4. ACQUISITIONS

     During fiscal 1997, the Company purchased substantially all assets of twelve coffeehouses previously owned by Brothers Gourmet Coffees, Inc., seven bakery-espresso cafes from an unrelated third party and another coffeehouse from an unrelated third party for total cash consideration of $1,916,000.

     These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the results of operations of the coffeehouses acquired have been included with those of the Company as of their respective acquisition date. The costs in excess of net assets acquired related to these acquisitions was $874,000 and is being amortized over 15 years. The Company has expensed or reserved these costs in connection with store closures. (See Note 7 and 10).

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

5. DEBT

     Long-term debt consists of the following:

                                                              JANUARY 28,    JANUARY 27,
                                                                 1998           1999
                                                              -----------    -----------
NUVRTY, INC.
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due September 30, 2002.......................  $1,000,000     $1,000,000
GRANDVIEW TRUST
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due October 15, 2002.........................     750,000        750,000
OCEAN TRUST
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due October 16, 2002.........................     750,000        750,000
                                                              ----------     ----------
                                                              $2,500,000     $2,500,000
                                                              ==========     ==========

     On September 30, 1997 the Company entered into a promissory note, term loan agreement and security agreement with Nuvrty, Inc., a Colorado corporation and predecessor-in-interest to Cosleno, Inc. controlled by Amre Youness, a former director of the Company (the "Nuvrty Loan Documents"). All outstanding principal and accrued interest is due and payable on September 30, 2002. The loan is secured by the assets of the Company and provides for borrowings up to $1,000,000 with interest accruing and paid monthly at the prime rate plus
3 1/2%. The Company borrowed the full amount under the loan.

     In connection with the Nuvrty Loan Documents, the Company issued a warrant to Nuvrty to purchase 340,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of September 30, 2003 or one year following payment in full of the loan.

     On October 16, 1997 the Company entered into parallel promissory notes, term loan agreements and security agreements with the Ocean and Grandview Trusts on terms identical to those entered into with Nuvrty, Inc. (the "Ocean Trust Loan Documents" and the "Grandview Trust Loan Documents," respectively). The Ocean Trust Loan Documents and the Grandview Trust Loan Documents provide for borrowing up to $750,000 from each Trust. Each loan is secured by the assets of the Company. Interest on advances is accrued and payable monthly at the prime rate plus 3 1/2%. The Company borrowed $750,000 under each facility. All outstanding principal and accrued interest is due and payable to each of the Ocean and Grandview Trusts on October 16, 2002.

     In connection with the Ocean Trust Loan Documents and the Grandview Trust Loan Documents the Company issued warrants to each Trust respectively to purchase 255,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of October 16, 2003 or one year following payment in full of the respective loans.

     The warrants associated with all the above debt were accounted for in accordance with the provisions of APB 14, "Accounting for Convertible Debt and Debt Issued Stock Purchase Warrants." In accordance with APB 14, none of the proceeds from issuance of the debt was allocated to the warrants based on their relative fair value, which is insignificant, calculated using both a Cost of Replacement Model and the Monte Carlo simulation of possible warrant exercise and no expense was recognized.

     At January 27, 1999 the prime rate was 7.75%.

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

     As of January 27, 1999, the Company leases warehouse and office space in Irvine, California, warehouse space in Denver, Colorado, and thirty-six coffeehouse locations in Southern California, Colorado and Texas expiring through February 2009. The leases for five of the coffeehouse locations are guaranteed by an officer/director of the Company. Certain of the coffeehouse leases require the payment of property taxes, normal maintenance and insurance on the properties and additional rents based on percentages of sales in excess of various specified retail sales levels. Contingent rent expense was insignificant for all periods presented.

     Future minimum lease payments under non-cancelable operating leases as of January 27, 1999 are as follows:

                                                           NON-CANCELABLE
                  YEAR ENDING JANUARY                     OPERATING LEASES    CAPITAL LEASES
                  -------------------                     ----------------    --------------
2000....................................................     $1,842,000          $169,488
2001....................................................      1,711,000           169,488
2002....................................................      1,413,000           165,672
2003....................................................      1,172,000            95,179
2004....................................................        974,000             1,389
Thereafter..............................................      1,957,000                --
                                                             ----------          --------
                                                             $9,069,000          $601,216
                                                             ==========          ========
Less amount representing interest.......................                          148,622
                                                                                 --------
Present value of minimum lease payments.................                          452,594
Less current portion....................................                          169,488
                                                                                 --------
Long-term portion.......................................                         $283,106
                                                                                 ========

     Rent expense under operating leases approximated $2,070,000, $2,232,000, and $1,772,000 for the years ended January 27, 1999, January 28, 1998 and January 29, 1997, respectively.

Purchase Commitments

     As of January 27, 1999 and January 28, 1998, the Company had entered into fixed price purchase contracts for unroasted coffee aggregating approximately $1,135,000 and $451,500, respectively. Such contracts are generally short-term in nature and the Company believes that their cost approximates fair market value.

Contingencies

     In the ordinary course of its business, the Company may become involved in legal proceedings from time to time. As of March 26, 1999, the Company was not aware of any pending legal proceedings which in the opinion of management would adversely affect continuing operations.

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

7. ACCRUED EXPENSES

     The following table sets forth details of accrued expenses:

                                                              JANUARY 28,    JANUARY 27,
                                                                 1998           1999
                                                              -----------    -----------
Accrued costs for store/warehouse closures..................  $  986,000     $  471,915
Other accrued taxes.........................................     331,224        113,664
Accrued worker's compensation insurance.....................     147,532        159,872
Other accrued expenses......................................     332,113        293,646
                                                              ----------     ----------
Total accrued expenses......................................  $1,796,869     $1,039,097
                                                              ==========     ==========

8. STOCKHOLDERS' EQUITY

     In June 1995, one executive officer was granted options to purchase 131,350 shares of the Company's common stock at $1.45 per share, the estimated fair value of the common stock on the grant date. The options were to become exercisable on the eighth anniversary of the date of grant or earlier upon the occurrence of certain events, including an IPO or a change in control (as defined). If not exercised earlier, the options were to expire 10 years from the date of grant. In May 1997, in connection with the termination of the executive's employment agreement, the Company and the executive agreed to terms under which 52,167 options were forfeited and the expiration date for the remaining 79,183 options was changed to March 12, 1999. During Fiscal 1999, the options to purchase 79,183 shares were exercised.

     In July 1996, the Company adopted the 1996 Stock Incentive Plan (the "Incentive Plan"), which authorized the granting of a variety of stock-based incentive awards, including incentive and nonstatutory stock options. A total of 475,000 shares were reserved for issuance under the Incentive Plan. The stockholders approved at the 1997 annual meeting of stockholders, an increase of 300,000 shares for a total of 775,000 shares reserved for issuance pursuant to the Incentive Plan. The Incentive Plan is administered by a committee of the Board of Directors, who determine the recipients and terms of the awards granted. Under the Incentive Plan, options to purchase common stock may be granted with an exercise price below market value of such stock on the grant date.

     In July 1996, the Company adopted the 1996 Non-Employee Directors Stock Option Plan (the "Directors Plan"), which authorizes the granting of non-qualified stock options to independent directors. A total of 125,000 shares have been reserved for issuance under the Directors Plan. Pursuant to the Directors Plan, each non-employee director receives certain automatic grants of options, which generally vest over two years. All non-employee director options have a term of ten years and an exercise price equal to the fair market value of the Company's common stock on the date of grant.

     In August 1996, one executive officer was granted options to purchase 120,000 shares of the Company's common stock, subject to a specified vesting schedule, at an exercise price equal to the public offering price per share in the Company's initial public offering. On September 24, 1997 the Company and the executive agreed to revise the exercise price of these options to $3.00 per share (the closing price of the Company's stock on that date). In January 1998, in connection with the termination of executive's employment agreement, the Company and the executive agreed to terms under which the employee retained options to purchase 80,000 shares. The remaining 40,000 options were canceled. Options to purchase 62,500 shares were exercised in fiscal 1999 and options to purchase 17,500 shares were exercised in fiscal 2000.

     In September 1996, the holders of the Series A and Series B Preferred Shares converted their shares into shares of common stock on a one-for-one basis.

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

     On September 11, 1996, the Company completed an initial public offering of 2,530,000 shares (including an over-allotment option). The offering consisted of 1,600,000 shares of common stock sold on behalf of the Company and 930,000 shares of common stock sold on behalf of certain selling stockholders. The net proceeds of the offering to the Company, after deducting approximately $2,621,000 in related expenses, were approximately $12,579,000.

     In connection with the IPO, the managing underwriter received warrants exercisable for 160,000 shares of the Company's common stock at $11.50 per share. The warrants were exercisable commencing September 1997 and were to expire in September 1999. The warrants were repriced to $5.25 and the exercise period was shortened to provide for expiration in December 1998 pursuant to written agreement on December 10, 1997. During fiscal 1999, 28,960 warrants were exercised and the remaining 131,040 expired.

     On April 25, 1997, the Company's Board of Directors approved the 1997 Non-Employee Director's Stock Option Plan which granted options to purchase 10,000 shares each to two non-employee directors. These options have an exercise price of $2.75, became vested on April 25, 1998 and expire on April 25, 2007.

     On November 18, 1997, Mr. John E. Martin joined the Company's Board of Directors as Chairman. The Company and Mr. Martin entered into an agreement under which Mr. Martin was granted the option to purchase 850,000 shares of the common stock of the Company. Mr. Martin and the Company also agreed to terms under which Mr. Martin purchased 333,333 shares of the Company's common stock at $3.00 per share.

     On November 18, 1997, Mr. Timothy J. Ryan joined the Company as Diedrich Coffee's President and Chief Executive Officer. The Company entered into a performance based Stock Option Plan and Agreement under which Mr. Ryan was granted the option to purchase up to 600,000 shares of the common stock of the Company. In addition, Mr. Ryan purchased 16,667 shares of common stock at $3.00 per share pursuant to a private sale of restricted stock.

     On January 22, 1998 the stockholders of the Company approved the stock option plans and agreements with John Martin and Timothy Ryan. On January 28, 1998 Messrs. Martin and Ryan completed their respective private purchases of Company stock of $1,000,000 and $50,000, respectively.

     On March 30, 1998 the Company agreed to a private placement of 200,000 shares of the Company's common stock to Franchise Mortgage Acceptance Company ("FMAC") at a price of $6.375 (the stock's closing sale price for that day on the Nasdaq National Market). In addition, FMAC also received an option to purchase 100,000 additional shares of the Company's common stock; this option may be exercised in increments of 25,000 shares or more and expires on April 3, 2000. 50,000 shares are exercisable at $10.00 per share and 50,000 shares are exercisable at $12.50 per share. This transaction was completed on April 3, 1998. Mr. John E. Martin, Chairman of Diedrich Coffee, Inc., serves on the Board of Directors of FMAC.

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

     Information regarding the Company's stock options plans is summarized below:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                          OPTIONS     EXERCISE PRICE
                                                         ---------    --------------
Shares authorized......................................  2,601,350
Shares under option
Outstanding at: January 31, 1996.......................    161,250        $3.04
     Granted...........................................    140,000        $9.61
     Exercised.........................................         --           --
     Forfeited.........................................         --           --
Outstanding at: January 29, 1997.......................    301,350        $6.09
     Granted...........................................  1,885,000        $5.60
     Exercised.........................................         --           --
     Forfeited.........................................    202,167        $7.53
Outstanding at: January 28, 1998.......................  1,984,183        $5.48
     Granted...........................................    308,100        $7.81
     Exercised.........................................    164,999        $2.26
     Forfeited.........................................     70,017        $3.20
Outstanding at: January 27, 1999.......................  2,057,267        $6.17
Weighted-average fair value of options granted during
  the fiscal year:
     1997..............................................                   $5.01
     1998..............................................                   $2.56
     1999..............................................                   $4.29
Options exercisable:
  At January 29, 1997..................................    110,850
  At January 28, 1998..................................  1,125,683
  At January 27, 1999..................................  1,169,152

     In connection with debt (Note 5) the Company issued warrants to purchase common stock at a price of $2.25 expiring at various times. As of January 27, 1999, January 28, 1998 and January 29, 1997, warrants of 850,000, 1,095,000 and
160,000 are outstanding and vested.

     The following table summarizes information about stock options outstanding on January 27, 1999:

                                                OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                     ------------------------------------------   ------------------------------
                                          NUMBER          WEIGHTED     WEIGHTED        NUMBER         WEIGHTED
                                       OUTSTANDING        AVERAGE      AVERAGE      EXERCISABLE        AVERAGE
                                            AT           REMAINING     EXERCISE          AT           EXERCISE
                                     JANUARY 27, 1999   LIFE (YEARS)    PRICE     JANUARY 27, 1999      PRICE
                                     ----------------   ------------   --------   ----------------   -----------
$2.75 - $4.00......................      779,167            5.97        $ 3.54        749,152          $ 3.57
$4.01 - $6.00......................      376,500            7.02        $ 4.97        300,000          $ 4.88
$6.01 - $9.00......................      456,600            6.58        $ 7.66             --              --
$9.01 - $10.50.....................      445,000            7.04        $10.22        120,000          $10.81

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

     Pro forma income and pro forma income per share, as if the fair value-based method has been applied in measuring compensation cost for stock-based awards:

                                                             1998             1999
                                                         ------------      -----------
REPORTED
  Net Loss.............................................  $ (9,112,761)     $(2,562,308)
  Basic loss per share.................................  $      (1.69)     $     (0.43)
PRO FORMA
  Net Loss.............................................  $(13,588,746)     $(3,082,569)
  Basic loss per share.................................  $      (2.52)     $     (0.52)

     The pro forma net income (loss) and net income (loss) per share calculated pursuant to the provisions of SFAS No. 123 for the year ended January 29, 1997 would not be significantly different from amounts reported and therefore are not included herein.

     The fair values of the options granted were estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                               1998       1999
                                                              -------    -------
Risk free interest rate.....................................      5.5%       4.5%
Expected Life...............................................  6 years    6 years
Expected volatility.........................................      128%        53%
Expected dividend yield.....................................        0%         0%

9. INCOME TAXES

     The components of the income tax provision (benefit) are as follows:

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                   JANUARY 29,    JANUARY 28,    JANUARY 27,
                                                      1997           1998           1999
                                                   -----------    -----------    -----------
Current:
  Federal........................................   $(171,284)       $ --          $   --
  State..........................................      (5,015)        800           3,690
                                                    ---------        ----          ------
                                                     (176,299)        800           3,690
                                                    ---------        ----          ------
Deferred:
  Federal........................................      40,542          --              --
  State..........................................       7,650          --              --
                                                    ---------        ----          ------
                                                       48,192
                                                                                   ------
                                                    $(128,107)       $800          $3,690
                                                    =========        ====          ======

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities are as follows:

                                                              JANUARY 28,    JANUARY 27,
                                                                 1998           1999
                                                              -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 2,965,213    $ 3,900,495
  Accrued expenses..........................................      456,844        457,872
  Restructure and Store closure Reserves....................      410,933         98,179
  AMT credit................................................        1,069          1,069
                                                              -----------    -----------
Total deferred tax assets...................................    3,834,059      4,457,615
                                                              -----------    -----------
Deferred tax liabilities:
  Depreciation and amortization.............................     (199,432)       164,543
  State income taxes........................................           --             --
                                                              -----------    -----------
Total deferred tax liabilities..............................     (199,432)       164,543
                                                              -----------    -----------
Total deferred tax assets...................................    3,634,627      4,622,158
Less: Valuation allowance...................................   (3,634,627)    (4,622,158)
                                                              -----------    -----------
Net deferred tax assets.....................................  $        --    $        --
                                                              ===========    ===========

     A reconciliation of the statutory Federal income tax rate with the Company's effective income tax provision (benefit) rate is as follows:

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                           JANUARY 29,    JANUARY 28,    JANUARY 27,
                                                              1997           1998           1999
                                                           -----------    -----------    -----------
Federal statutory rate...................................     (34.0)%        (34.0)%        (34.0)%
State income taxes, net of Federal benefit...............       2.6           (3.3)          (1.6)
Other....................................................      (1.0)          (0.1)          (2.8)
Valuation allowance......................................      20.9           37.4           38.6
                                                              -----          -----          -----
                                                              (11.5)%           --            0.2%
                                                              -----          -----          -----

     As of January 27, 1999, the Company had net operating loss (NOL) carryforwards of approximately $10,655,000 and $4,760,000 for Federal and state purposes, respectively. The Federal NOL is available to offset future federal taxable income through 2013, and the state NOL is available to offset future state taxable income through 2003. The utilization of certain NOL carryforwards could be limited due to restriction imposed under Federal and state laws upon a change in ownership.

     A valuation allowance against deferred tax assets of $4,622,158 was recorded in fiscal 1999 to fully offset NOL carryforwards and other net deferred tax assets at January 27, 1999.

10. RESTRUCTURING CHARGE

     On March 12, 1997, the Company announced that it was reviewing the performance of all of the Company's coffeehouses to determine which units were not meeting management's long-term operational expectations. As a result of this review, twelve stores were identified to be closed. In connection with the store closures and other related expenses, the Company recorded an impairment provision and restructuring charge totaling approximately $4.6 million in the first quarter of fiscal 1998. Eleven of the twelve stores were closed with eight leases terminated and three locations subleased. In January, the new management reviewed the progress of all retail operations and determined that one coffeehouse originally designated for closure would remain open. During fiscal 1998, most of the lease terminations provided for in the restructuring had been completed at less cost than originally anticipated. As a result of these two

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

factors, management determined that the remaining restructuring reserve could be reduced by $648,000 to $237,000. The remaining balance of $112,000 at the end of fiscal 1999 is designated for costs related to two closed locations currently under sublease.

11. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                          JANUARY 29,    JANUARY 28,    JANUARY 27,
                                                             1997           1998           1999
                                                          -----------    -----------    -----------
NUMERATOR:
  Net (loss) income.....................................    (985,705)    (9,112,761)    (2,562,308)
DENOMINATOR:
  Basic and diluted weighted average common shares
     outstanding........................................   4,414,000      5,392,609      5,934,287
  Basic and diluted loss per share......................       (0.22)         (1.69)         (0.43)

     For the years ended January 27, 1999, January 28, 1998 and January 29, 1997, stock options of 2,057,267, 1,984,183 and 301,350 respectively, and warrants of 850,000, 1,095,000 and 160,000 respectively, were not included in the computation of diluted earnings per share as losses were incurred in those years.

12. SEGMENT INFORMATION

     In accordance with the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Company reportable business segments and respective accounting policies, policies of the segments are the same as those described in Note 1. Management evaluates segment performance based primarily on revenue and earnings from operations. Interest income and expenses is evaluated on a consolidated basis and not allocated to the Company's business segments.

     Segment information is summarized as follows for the years ended January 27, 1999, January 28, 1998 and January 29, 1997:

                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Net Revenues:
  Retail operations.................................  $18,117,720    $20,759,993    $21,248,462
  Wholesale operations..............................    1,694,686      2,221,704      2,766,741
                                                      -----------    -----------    -----------
                                                       19,812,406     22,981,697     24,015,203
                                                      -----------    -----------    -----------
Earnings (loss) from operations:
  Retail operations.................................      821,511     (5,160,947)     1,476,140
  Wholesale operations..............................      291,689        512,313        392,467
                                                      -----------    -----------    -----------
     Total..........................................  $ 1,113,200    $(4,648,634)   $ 1,868,607
                                                      ===========    ===========    ===========

13. SUBSEQUENT EVENT

     On March 16, 1999, the Company signed a definitive agreement to acquire Coffee People, Inc. Under the terms of the agreement, Coffee People stockholders will receive $17.75 million in cash, 1,500,000 shares of Diedrich Coffee common stock, and $5.25 million in cash or stock depending on the success of Diedrich Coffee's financing efforts. The transaction is expected to close during the Summer 1999, subject to a number of conditions including the securing of financing and stockholder and regulatory approval.

     On April 6, 1999, the Company entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of the Company. All outstanding principal and interest is due and payable on April 6, 2000. The loan is secured by the assets of the Company with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, the Company issued

                             DIEDRICH COFFEE, INC.

      YEARS ENDED JANUARY 29, 1997, JANUARY 28, 1998 AND JANUARY 27, 1999

warrants to Mr. Youness to purchase 70,000 shares of the Company's common stock at a price of $5.625 per share. The fair value of the warrants is estimated to be $100,000. This estimated fair value will be charged to interest expense and amortized ratably over the life of the loan.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The results of operations for fiscal 1999 and 1998 were as follows:

                                                               FIRST    SECOND     THIRD    FOURTH
                                                              QUARTER   QUARTER   QUARTER   QUARTER
                                                              -------   -------   -------   -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 1999:
  Net sales.................................................  $ 5,923   $6,030    $6,043    $ 6,219
  Operating (loss)..........................................     (649)    (677)     (521)      (418)
  Net (loss)................................................     (746)    (761)     (609)      (446)
  Net (loss) per share......................................     (.13)    (.13)     (.10)      (.07)
Fiscal 1998:
  Net sales.................................................  $ 5,868   $5,811    $5,563    $ 5,740
  Operating (loss)..........................................   (5,390)    (661)     (654)    (2,202)
  Net (loss)................................................   (5,383)    (698)     (739)    (2,293)
  Net (loss) per share......................................    (1.00)    (.13)     (.14)      (.42)

                             DIEDRICH COFFEE, INC.

                       UNAUDITED CONDENSED BALANCE SHEETS
                      JANUARY 27, 1999 AND APRIL 28, 1999

                                                              JANUARY 27,     APRIL 28,
                                                                 1999           1999
                                                              -----------    -----------
                                                               (AUDITED)
ASSETS (NOTE 3)
Current Assets:
  Cash......................................................  $ 1,200,861    $   786,356
  Accounts receivable.......................................      263,651        295,910
  Note receivable...........................................      100,000        100,000
  Inventories (Note 2)......................................    1,279,436      1,417,429
  Prepaid expenses..........................................      188,993        527,696
  Income taxes receivable...................................       17,686         17,686
                                                              -----------    -----------
          Total current assets..............................    3,050,627      3,145,077
Property and equipment, net.................................    9,119,859      8,872,401
Costs in excess of net assets acquired, net.................      329,086        322,280
Note receivable -- long-term................................           --         40,000
Other assets................................................      236,880        248,253
                                                              -----------    -----------
          Total assets......................................  $12,736,452    $12,628,011
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current installments of obligations under capital lease...  $   169,488    $   169,488
  Note payable (Note 3).....................................           --      1,000,000
  Accounts payable..........................................    1,415,067      1,217,387
  Accrued compensation......................................      970,034        672,668
  Accrued expenses..........................................    1,039,097      1,018,541
  Provision for store closings and restructuring costs......      112,400        103,143
                                                              -----------    -----------
          Total current liabilities.........................    3,706,086      4,181,227
Obligation under capital lease -- long term.................      283,106        259,049
Long term debt (Note 4).....................................    2,500,000      2,500,000
Deferred rent...............................................      219,865        228,179
                                                              -----------    -----------
          Total liabilities.................................    6,709,057      7,168,455
                                                              -----------    -----------
Stockholders' Equity: (Note 5)
Common stock................................................       61,674         61,736
Additional paid-in capital..................................   18,708,032     18,716,951
Accumulated deficit.........................................  (12,742,311)   (13,319,131)
                                                              -----------    -----------
          Total stockholders' equity........................    6,027,395      5,459,556
                                                              -----------    -----------
Commitments and contingencies
          Total liabilities and stockholders' equity........  $12,736,452    $12,628,011
                                                              ===========    ===========

                See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.

                  UNAUDITED CONDENSED STATEMENT OF OPERATIONS
             THIRTEEN WEEKS ENDED APRIL 29, 1998 AND APRIL 28, 1999

                                                              THIRTEEN WEEKS    THIRTEEN WEEKS
                                                              ENDED APRIL 29,   ENDED APRIL 28,
                                                                   1998              1999
                                                              ---------------   ---------------
Revenues:
  Retail....................................................    $5,285,060        $5,189,865
  Wholesale and other.......................................       638,301           858,408
  Franchise revenue.........................................            --            50,030
                                                                ----------        ----------
          Total revenues....................................     5,923,361         6,098,303
                                                                ----------        ----------
Cost and Expenses:
  Cost of sales and related occupancy costs.................     2,682,665         2,758,104
  Store operating expenses..................................     2,283,903         2,288,028
  Other operating expenses..................................       148,785           157,508
  Depreciation and amortization.............................       482,222           506,935
  General and administrative expenses.......................       974,848           857,267
                                                                ----------        ----------
          Total.............................................     6,572,423         6,567,842
                                                                ----------        ----------
Operating loss..............................................      (649,062)         (469,539)
Interest expense............................................       (97,273)          (96,097)
Interest and other income...................................         1,510               597
                                                                ----------        ----------
Loss before income taxes....................................      (744,825)         (565,039)
Income tax provision........................................           800             2,800
                                                                ----------        ----------
Net loss....................................................    $ (745,625)         (567,839)
                                                                ==========        ==========
  Basic net loss per share:.................................    $    (0.13)       $    (0.09)
                                                                ==========        ==========
  Diluted net loss per share:...............................    $    (0.13)       $    (0.09)
                                                                ==========        ==========
Weighted average shares outstanding.........................     5,800,991         6,172,512
                                                                ==========        ==========

                See accompanying notes to financial statements.

                             DIEDRICH COFFEE, INC.

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
             THIRTEEN WEEKS ENDED APRIL 29, 1998 AND APRIL 28, 1999

                                                              THIRTEEN WEEKS     THIRTEEN WEEKS
                                                              ENDED APRIL 29,    ENDED APRIL 28,
                                                                   1998               1999
                                                              ---------------    ---------------
Cash flows from operating activities:
  Net loss..................................................    $  (745,625)       $ (567,839)
  Adjustments to reconcile net loss to cash used in
     operating activities:
     Depreciation and amortization..........................        482,222           506,935
     Changes in assets and liabilities:
       Accounts receivable..................................        (16,030)          (32,259)
       Inventories..........................................        173,647          (137,993)
       Prepaid expenses.....................................        (27,010)         (338,703)
       Income taxes receivable..............................         23,165                --
       Note receivable -- long-term.........................             --           (40,000)
       Other assets.........................................            430           (13,922)
       Accounts payable.....................................        (53,670)         (197,680)
       Accrued compensation.................................       (189,616)         (297,366)
       Accrued expenses.....................................        (32,385)          (23,007)
       Deferred rent........................................          9,508             8,314
                                                                -----------        ----------
Net cash used in operating activities.......................       (375,364)       (1,133,520)
                                                                -----------        ----------
Cash flows from investing activities:
     Capital expenditures for property and equipment........       (373,575)         (256,928)
     Property disposition...................................             --                --
                                                                -----------        ----------
Net cash used in investing activities.......................    $  (373,575)       $ (256,928)
                                                                ===========        ==========
Cash flows from financing activities:
     Proceeds from issuance of common stock, net fees
       paid.................................................      1,275,000                --
     Proceeds from note payable.............................             --         1,000,000
     Payment on capital lease obligation....................        (20,613)          (24,057)
                                                                -----------        ----------
Net cash provided by financing activities...................    $ 1,254,387        $  975,943
                                                                -----------        ----------
Net increase (decrease) in cash.............................        505,448          (414,505)
                                                                -----------        ----------
Cash at beginning of period.................................      1,408,161         1,200,861
                                                                -----------        ----------
Cash at end of period.......................................    $ 1,913,609           786,356
                                                                ===========        ==========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
     Interest...............................................    $    75,000        $   71,641
                                                                ===========        ==========
     Income taxes...........................................    $       800        $    2,800
                                                                ===========        ==========
Non-cash transactions Equipment purchased under capital
  lease.....................................................    $    54,127        $       --
                                                                ===========        ==========

                 See accompanying notes to financial statements

                             DIEDRICH COFFEE, INC.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                      THIRTEEN WEEKS ENDED APRIL 28, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The unaudited condensed financial statements of Diedrich Coffee, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal, recurring adjustments and accruals) considered necessary for a fair presentation of the Company's financial position at April 28,1999 and the results of operations and cash flows for the thirteen weeks ended April 28,1999 and April 29,1998 have been included. Results for the interim periods are not necessarily indicative of the results for an entire year. This information should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended January 27,1999.

  NET LOSS PER COMMON SHARE

     The computation of basic earnings per share in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" is based on the weighted average number of common shares outstanding during the periods presented. All periods presented have been calculated in accordance with SFAS No. 128.

2. INVENTORIES

     Inventories consist of the following:

                                                              JANUARY 27,    APRIL 28,
                                                                 1999           1999
                                                              -----------    ----------
Green coffee (raw materials)................................  $  412,103     $  532,132
Roasted coffee (finished goods).............................     115,979        181,799
Accessory and specialty items...............................     275,386        220,168
Other food, beverage and supplies...........................     475,968        483,330
                                                              ----------     ----------
                                                              $1,279,436     $1,417,429
                                                              ==========     ==========

3. NOTE PAYABLE

     On April 6, 1999, the Company entered into a $1,000,000 loan agreement and security agreement with Amre Youness, a former director of the Company. All outstanding principal and interest due and payable on April 6, 2000. The loan is secured by the assets of the Company with interest accruing and paid monthly at the prime rate plus 3%. In connection with the loan agreement, the Company issued warrants to Mr. Youness to purchase 70,000 shares of the Company's common stock at a price of $5.625 per share. The fair value of the warrants is estimated to be $100,000. This estimated fair value will be charged to interest expense and amortized ratably over the life of the loan.

                             DIEDRICH COFFEE, INC.

                      THIRTEEN WEEKS ENDED APRIL 28, 1999

4. DEBT

     Long-term debt consists of the following:

                                                              JANUARY 27,   APRIL 28,
                                                                 1999          1999
                                                              -----------   ----------
NUVRTY, INC.
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due September 30, 2002.......................  $1,000,000    $1,000,000
GRANDVIEW TRUST
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due October 15, 2002.........................     750,000       750,000
OCEAN TRUST
Note payable bearing interest at prime rate plus 3 1/2%,
  interest payable monthly. Note is secured by the assets of
  the Company. Due October 16, 2002.........................  $  750,000    $  750,000
                                                              ----------    ----------
                                                              $2,500,000    $2,500,000
                                                              ==========    ==========

     On September 30, 1997 the Company entered into a promissory note, term loan agreement and security agreement with Nuvrty, Inc., a Colorado corporation controlled by Amre Youness, a former director of the Company (the "Nuvrty Loan Documents"). All outstanding principal and accrued interest is due and payable on September 30, 2002. The loan is secured by the assets of the Company and provides for borrowings up to $1,000,000 with interest accruing and paid monthly at the prime rate plus 3 1/2%. The Company borrowed the full amount under the loan.

     In connection with the Nuvrty Loan Documents, the Company issued a warrant to Nuvrty to purchase up to 340,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of September 30, 2003 or one year following payment in full of the loan.

     On October 16, 1997 the Company entered into parallel promissory notes, term loan agreements and security agreements with the Ocean and Grandview Trusts on terms identical to those entered into with Nuvrty, Inc. (the "Ocean Trust Loan Documents" and the "Grandview Trust Loan Documents", respectively). The Ocean Trust Loan Documents and the Grandview Trust Loan Documents provide for borrowing up to $750,000 from each Trust. Each loan is secured by the assets of the Company. Interest on advances is accrued and payable monthly at the prime rate plus 3 1/2%. The Company borrowed $750,000 under each facility. All outstanding principal and accrued interest is due and payable to each of the Ocean and Grandview Trusts on October 16, 2002.

     In connection with the Ocean Trust Loan Documents and the Grandview Trust Loan Documents the Company issued warrants to each Trust respectively to purchase up to 255,000 shares of the Company's common stock at a price of $2.25 per share. The warrants are exercisable immediately and expire on the later of October 16, 2003 or one year following payment in full of the respective loans. The Company used the proceeds from the Ocean Trust and Grandview Trust loans to pay off and discharge outstanding indebtedness.

     The warrants associated with all the above debt were accounted for in accordance with the provisions of APB 14, "Accounting for Convertible Debt and Debt Issued Stock Purchase Warrants." Due to the relative immateriality of the fair value of the warrants, none of the proceeds from issuance of the debt were allocated to the warrants. The determination of fair value was calculated using both a Cost of Replacement Model and the Monte Carlo simulation of possible warrant exercise.

                             DIEDRICH COFFEE, INC.

                      THIRTEEN WEEKS ENDED APRIL 28, 1999

5. STOCKHOLDERS' EQUITY

     On March 30, 1998 the Company agreed to a private placement of 200,000 shares of the Company's common stock to Franchise Mortgage Acceptance Company ("FMAC") at a price of $6.375 (the stock's closing sale price for that day on the Nasdaq National Stock Market). In addition, FMAC also received an option to purchase 100,000 additional shares of the Company's common stock; this option may be exercised in increments of 25,000 shares or more and expires on April 3, 2000. The exercise prices of this option are as follows: 50,000 shares are exercisable at $10.00 per share and $12.50 per share, respectively. The fair value of this option is estimated to be $72,042. The estimated fair value of the option has been charged to equity and will be amortized ratably over the two year life of the option. This transaction was completed on April 3, 1998.

     On September 22, 1998, 6,140 shares of common stock were issued pursuant to the exercise of certain Boston Group warrants. On October 28, 1998, 18,382 shares of common stock were issued pursuant to the exercise of certain options granted under the Company's 1996 Stock Incentive Plan.

     During the last quarter of fiscal 1999, an additional 15,120 shares of common stock were issued pursuant to the exercise of certain Boston Group warrants and 7,472 shares of common stock were issued pursuant to the exercise of options granted under the Company's 1996 Stock Incentive Plan.

     On February 12, 1999, 6,225 shares of common stock were issued pursuant to the exercise of options granted under the Company's 1996 Stock Incentive Plan.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
Coffee People, Inc.

     We have audited the accompanying consolidated statements of operations, of stockholders' equity and of cash flows of Coffee People, Inc. (formerly Gloria Jean's Inc.) and its subsidiaries for the 39-week period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the results of operations and cash flows of Coffee People, Inc. and its subsidiaries for the 39-week period ended June 29, 1996 in conformity with generally accepted accounting principles in the United States.

                                      /s/ PricewaterhouseCoopers

Toronto, Ontario
August 16, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Coffee People, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Coffee People, Inc. and its subsidiaries at June 27, 1998 and June 28, 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for long-lived assets to be disposed of, effective as of the beginning of fiscal 1997.

                                      /s/ PricewaterhouseCoopers LLP

San Francisco, California
August 26, 1998

                              COFFEE PEOPLE, INC.

                          CONSOLIDATED BALANCE SHEETS
                        JUNE 28, 1997 AND JUNE 27, 1998

                                                              JUNE 28,    JUNE 27,
                                                                1997        1998
                                                              --------    --------
                                                              (IN THOUSANDS EXCEPT
                                                                 SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 7,281     $ 2,822
  Accounts receivable, net of allowance for doubtful
     accounts of $1,156 and $1,660..........................    2,233       3,262
  Receivable from affiliate.................................      285          --
  Inventories...............................................    3,563       4,052
  Prepaid expenses and other assets.........................      424         713
                                                              -------     -------
  Deferred income taxes.....................................    1,342       2,621
       Total current assets.................................   15,128      13,470
Property, plant and equipment, net..........................    6,415      12,711
Goodwill, net...............................................   16,187      25,967
Other assets................................................       60         113
Deferred income taxes.......................................    1,133       3,434
                                                              -------     -------
       Total assets.........................................  $38,923     $55,695
                                                              =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $    --     $ 1,279
  Accounts payable..........................................    1,550       1,421
  Payable to related party..................................       --         984
  Accrued liabilities.......................................    1,038       1,010
  Accrued payroll and employee benefits.....................      541         931
  Accrued acquisition expenses..............................       --         631
  Accrual for store closures................................      580       1,291
  Franchisee deposits.......................................      486         459
  Deferred franchise fee income.............................      131         187
                                                              -------     -------
       Total current liabilities............................    4,326       8,193
Long-term debt, less current portion........................       --       3,798
Deferred rent expense.......................................      300         202
                                                              -------     -------
       Total liabilities....................................    4,626      12,193
                                                              -------     -------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Preferred stock, no par value; authorized, 10,000,000
     shares; none issued or outstanding.....................       --          --
  Common stock, no par value; authorized, 5,000,000 shares;
     issued and outstanding, 10,746,040 and 7,460,679
     shares.................................................   35,825      44,630
  Stock subscription notes receivable.......................       --        (338)
  Accumulated deficit.......................................   (1,528)       (790)
                                                              -------     -------
       Total stockholders' equity...........................   34,297      43,502
                                                              -------     -------
       Total liabilities and stockholders' equity...........  $38,923     $55,695
                                                              =======     =======

The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   THIRTY-NINE WEEKS ENDED JUNE 29, 1996 AND
                  YEARS ENDED JUNE 28, 1997 AND JUNE 27, 1998

                                                              FOR THE
                                                              39-WEEK        FOR THE FISCAL
                                                               PERIOD          YEAR ENDED
                                                               ENDED      --------------------
                                                              JUNE 29,    JUNE 28,    JUNE 27,
                                                                1996        1997        1998
                                                              --------    --------    --------
                                                                       (IN THOUSANDS
                                                                 EXCEPT PER SHARE AMOUNTS)
Revenues:
  Franchise revenue.........................................  $ 4,971     $ 5,869     $ 6,035
  Corporate store sales.....................................    6,657       7,631      11,436
  Wholesale sales...........................................   13,329      17,079      17,580
                                                              -------     -------     -------
       Total revenues.......................................   24,957      30,579      35,051
                                                              -------     -------     -------
Expenses:
  Cost of goods sold........................................   14,389      18,494      19,296
  Store and other operating expenses........................    4,779       6,080       8,231
  Depreciation and amortization.............................      978       1,152       1,811
  General and administrative expenses.......................    2,825       5,458       4,079
  Provision for store closures..............................       --         580          --
  Acquisition and integration expenses                             --          --         437
                                                              -------     -------     -------
       Total expenses.......................................   22,971      31,764      33,854
                                                              -------     -------     -------
Income (loss) from operations...............................    1,986      (1,185)      1,197
Interest income.............................................      203         426         315
Interest expense............................................       --          --         (46)
                                                              -------     -------     -------
Income (loss) before income taxes...........................    2,189        (759)      1,466
Provision for income taxes..................................      965           4         728
                                                              -------     -------     -------
Income (loss) before cumulative effect of change in
  accounting principle......................................    1,224        (763)        738
Cumulative effect of change in accounting principle, net of
  income tax benefit of $262................................       --        (427)         --
                                                              -------     -------     -------
Net income (loss)...........................................  $ 1,224     $(1,190)    $   738
                                                              =======     =======     =======
Net income (loss) per share -- basic and diluted:
  Income (loss) before cumulative effect of change in
     accounting principle...................................  $   .16     $  (.10)    $   .09
  Cumulative effect of change in accounting principle.......       --        (.06)         --
                                                              -------     -------     -------
     Net income (loss)......................................  $   .16     $  (.16)    $   .09
                                                              =======     =======     =======

The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   THIRTY-NINE WEEKS ENDED JUNE 29, 1996 AND
                  YEARS ENDED JUNE 28, 1997 AND JUNE 27, 1998

                                                       COMMON STOCK           STOCK
                                                   ---------------------   SUBSCRIPTION
                                                   EQUIVALENT                 NOTES       ACCUMULATED
                                                     SHARES      AMOUNT     RECEIVABLE      DEFICIT      TOTAL
                                                   ----------    -------   ------------   -----------   -------
                                                               (IN THOUSANDS EXCEPT SHARE AMOUNTS)
Issuance of common stock.........................   7,460,679    $35,825      $  --         $    --     $35,825
Net income.......................................          --         --         --           1,224       1,224
Dividends........................................          --         --         --          (1,562)     (1,562)
                                                   ----------    -------      -----         -------     -------
Balance, June 29, 1996...........................   7,460,679     35,825         --            (338)     35,487
Net loss.........................................          --         --         --          (1,190)     (1,190)
                                                   ----------    -------      -----         -------     -------
Balance, June 28, 1997...........................   7,460,679     35,825         --          (1,528)     34,297
Gloria Jean's, Inc. reverse merger, net of stock
  issuance costs.................................   3,274,111     11,398       (313)             --      11,085
CP Old, Inc. merger..............................          --      2,498         --              --       2,498
Stock redemption from Second Cup, Inc............          --     (5,116)        --              --      (5,116)
Exercise of stock options........................      11,250         25        (25)             --          --
Net income.......................................          --         --         --             738         738
                                                   ----------    -------      -----         -------     -------
Balance, June 27, 1998...........................  10,746,040    $44,630      $(338)        $  (790)    $43,502
                                                   ==========    =======      =====         =======     =======

The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THIRTY-NINE WEEKS ENDED JUNE 29, 1996 AND
                  YEARS ENDED JUNE 28, 1997 AND JUNE 27, 1998

                                                                FOR THE          FOR THE FISCAL
                                                                39-WEEK            YEAR ENDED
                                                              PERIOD ENDED    --------------------
                                                                JUNE 29,      JUNE 28,    JUNE 27,
                                                                  1996          1997        1998
                                                              ------------    --------    --------
                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................    $  1,224      $(1,190)    $   738
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization.........................         978        1,152       1,811
      Provision for store closures                                    --          580          --
      Deferred income taxes.................................         965         (414)        702
      Write down of assets held for disposal................          --          887         223
      Loss (gain) on disposal of assets.....................          (8)         (65)        147
      Write off of uncollectible income taxes receivable....          --          127          --
      Changes in assets and liabilities, net of amounts
         acquired:
         Accounts receivable................................       1,588          423        (861)
         Receivable from/due to affiliate...................          --         (285)      1,269
         Inventories........................................         236          438          48
         Prepaid expenses and other assets..................         273          (14)        126
         Income taxes receivable............................         (23)         190          --
         Accounts payable...................................        (999)         493      (1,077)
         Accrued liabilities................................        (482)         615      (1,617)
         Accrual for store closures.........................          --           --        (584)
         Income taxes payable...............................          --           --          26
         Franchisee deposits................................        (208)        (138)        (27)
         Deferred franchise fee income......................          --         (129)         56
         Deferred rent expense..............................         (50)          35         (98)
                                                                --------      -------     -------
                                                                   3,494        2,705         882
                                                                --------      -------     -------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................      (1,179)      (2,919)     (2,260)
  Proceeds from disposal of property, plant and equipment            145          369         221
  Acquisition of business...................................     (29,597)          --          --
  Loans to an affiliated company............................      (3,800)       3,800          --
  Cash acquired in Gloria Jean's, Inc. reverse merger, net
    of transaction expenses.................................          --           --       1,258
  Cash received in CP Old, Inc. merger......................          --           --         226
                                                                --------      -------     -------
                                                                 (34,431)       1,250        (555)
                                                                --------      -------     -------
Cash flows from financing activities:
  Proceeds on issuance of shares............................    $ 35,825      $    --     $    --
  Dividends paid............................................          --       (1,562)         --
  Stock redemption from Second Cup, Inc.....................          --           --      (4,675)
  Payments on long-term debt................................          --           --        (111)
                                                                --------      -------     -------
                                                                  35,825       (1,562)     (4,786)
                                                                --------      -------     -------
Increase (decrease) in cash and cash equivalents............       4,888        2,393      (4,459)
Cash and cash equivalents, beginning of period..............          --        4,888       7,281
                                                                --------      -------     -------
Cash and cash equivalents, end of period....................    $  4,888      $ 7,281     $ 2,822
                                                                ========      =======     =======
Supplemental cash flow information:
  Cash paid for income taxes................................    $     23      $    --     $    --
  Noncash transactions:.....................................
    Dividend declared.......................................    $  1,562      $    --     $    --
    Accrual for stock redemption from Second Cup, Inc.......    $     --      $    --     $   441
    Disposal of property, plant and equipment in exchange
      for note receivable...................................    $     --      $    --     $   109

The accompanying notes are an integral part of these financial statements.

                              COFFEE PEOPLE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS

     Coffee People, Inc. (Coffee People), formerly Gloria Jean's Inc. (Gloria Jean's), an Oregon Corporation, is a retailer of gourmet coffee, with 246 franchised and 69 company-owned retail stores operating in 36 states and 6 foreign countries under the names of Gloria Jean's, Coffee People and Coffee Plantation. The retail stores offer a full range of coffee beverages, coffee beans, teas and food, as well as a variety of related gifts, supplies, equipment and accessories.

     On May 19, 1998, the Company issued 7,460,679 shares of its common stock to Second Cup, Inc. (Second Cup), in exchange for 100% of the outstanding common stock of Gloria Jean's, a wholly-owned subsidiary of Second Cup. After the merger, Second Cup owned 69.5% of the outstanding common stock of the combined company. The merger has been accounted for as a reverse merger in which Gloria Jean's is the accounting acquirer.

     Prior to the Gloria Jean's reverse merger, Gloria Jean's was merged with CP Old, Inc., a wholly-owned subsidiary of Second Cup, and the combined company continued as Gloria Jean's. At the time of the CP Old, Inc. merger, CP Old, Inc. had no operations.

     On October 16, 1995, the Company acquired all of the issued and outstanding shares of stock of Edglo Enterprises (Edglo) and its wholly-owned subsidiary companies, and certain other assets.

     The consolidated financial statements include the accounts of Coffee People and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Under its franchise agreements, the Company develops and constructs a new store, provides training, and assists in the grand opening and merchandising for which it receives an initial franchise fee. Ongoing charges to franchisees include a royalty fee of 6% of gross sales and an advertising fund contribution of up to 3% of gross sales. Franchisees are required to purchase all of their coffee from the Company, which is roasted in the Company's facility in California, except for those franchisees who commenced operations prior to July 1993. These latter franchisees are required to purchase approximately 85% of their coffee requirements from the Company.

FISCAL YEAR END

     The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in June. Fiscal 1998 and 1997 each consisted of fifty-two weeks.

FINANCIAL STATEMENT PRESENTATION

     Certain reclassifications of prior period amounts have been made to conform with the June 27, 1998 presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and debt instruments. At June 27, 1998 and June 28, 1997, the fair value of the Company's receivables, accounts payable, and debt under loans approximated the carrying value.

CONCENTRATION OF CREDIT

     Accounts receivable primarily consist of amounts related to royalties and sales of whole beans and related products to franchisees. The Company extends credit to the majority of its franchisees. Credit losses are provided for in the financial statements based upon the Company's previous experience and management's expectations.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. The concentration of credit risk associated with cash and cash equivalents is low due to the credit quality of the financial institutions and the liquidity of these financial instruments.

INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Certain of the Company's inventories are subject to price fluctuations. Cost includes materials, labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets ranging from three to seven years for equipment, furniture and fixtures, and twenty-five years for buildings. Leasehold improvements are capitalized and amortized on a straight-line basis over the shorter of the initial lease term or the estimated useful lives of the assets, generally ten years. Maintenance and repairs are charged to expense as incurred.

GOODWILL

     Amortization of goodwill is provided using the straight-line method over 40 years. Accumulated amortization as of June 27, 1998 and June 28, 1997 was $1,276 and $801, respectively. Amortization expense for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996 was $475, $455 and $348, respectively.

     The Second Cup Ltd., the largest specialty coffee retailer in Canada, has been in operation since 1975. At the time of the acquisition of Gloria Jean's in September 1995, the transaction was considered as a platform for the Second Cup Ltd. to expand their well established operations into the United States. Since specialty coffee's place in the North American marketplace has been established over an extensive period and is not considered to be restricted by any existing regulatory, contractual or market factors, management determined 40 years to be an appropriate useful life over which to amortize the goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS

     Effective as of the beginning of fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), on a prospective basis. SFAS 121 requires the Company to review long-lived assets and certain identifiable intangibles, including goodwill, for impairment

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the assets. If the undiscounted future cash flows of an asset are less than the carrying value, a write-down would be recorded, measured by the amount of the difference between the carrying value of the asset and the fair value of the asset. Management believes there has been no decline in the carrying value of long-lived assets, including goodwill.

     Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell (Note 5). Such assets are not depreciated while held for sale.

FRANCHISE OPERATIONS

     Initial franchise fees for stores are deferred and recognized as income when the store has opened. Franchise revenue consists of royalties and franchise fees. Such amounts totaled $5,395 and $640, respectively, for the fiscal year ended June 27, 1998, $5,368 and $501, respectively, for the fiscal year ended June 28, 1997, and $4,242 and $729, respectively, for the 39-week period ended June 29, 1996. Costs directly associated with franchise operations, excluding cost of sales, were $1,745, $1,930 and $1,048, respectively, for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996. Cost of sales related to franchise operations was $14,020, $13,516 and $11,551, respectively, for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996.

DEFERRED RENT EXPENSE

     Certain of the Company's lease agreements provide for scheduled rent increases during the term of the lease. Rent is expensed on a straight-line basis over the initial lease term.

STORE OPENING COSTS

     Costs incurred in connection with start-up and promotion of new stores are expensed as incurred.

ADVERTISING

     Advertising costs are expensed as incurred. For the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996, advertising costs were $325, $341 and $156, respectively.

INCOME TAXES

     The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. A valuation allowance is provided against deferred tax assets to the extent that it is more likely than not that the asset will not be realized.

     The Company's results of operations were included in Second Cup's consolidated federal and state income tax returns until the Gloria Jean's reverse merger on May 19, 1998 (Note 2). For financial reporting purposes, Second Cup allocated income taxes to the Company as though it were a separate taxpayer.

Accounting for stock-based compensationThe Company measures compensation cost for employee stock options and similar equity instruments using the intrinsic value-based method of accounting.

EARNINGS PER SHARE

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) as of the beginning of the second quarter of fiscal 1998. SFAS 128

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

required the Company to replace its traditional earnings per share (EPS) disclosures with a dual presentation of basic and diluted EPS and to restate all prior EPS data presented. During the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996, basic and diluted EPS are the same. The number of shares used in the EPS calculation were 7,812,491, 7,460,679 and 7,460,679, respectively, for the fiscal years ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996. Historical EPS prior to the Gloria Jean's merger has been retroactively restated to reflect the equivalent number of shares received in the reverse merger (Note 2).

2. MERGERS AND ACQUISITIONS

GLORIA JEAN'S REVERSE MERGER

     On May 19, 1998, Coffee People, Inc. (Old Coffee People) issued 7,460,679 shares of common stock having a value of $11,398, net of stock issuance costs of $1,330, to Second Cup in exchange for 100% of the outstanding common stock of Gloria Jean's. The merger has been accounted for as a reverse merger in which Gloria Jean's is the accounting acquirer. The historical records of Gloria Jean's became the historical records of the company, and the purchase method of accounting was applied to the Old Coffee People assets acquired and liabilities assumed to the extent of Second Cup's 69.5% ownership interest. The results of operations of Old Coffee People have been included with those of Gloria Jean's beginning May 19, 1998. Historical stockholders' equity and EPS prior to the merger have been retroactively restated for the equivalent number of shares received in the merger after giving effect to the difference in par value of Gloria Jean's common stock ($1 par value) and Old Coffee People's common stock (no par value). Pursuant to the merger agreement, Gloria Jean's redeemed a portion of its current outstanding common stock from Second Cup prior to the merger. The stock was redeemed for an amount which left not less than $2,500 in cash and cash equivalents in the accounts of Gloria Jean's after payment of expenses incurred related to the merger. The stock redemption totaled $5,116.

     Old Coffee People sells coffee beverages, coffee beans, cookies, pastries, ice cream, shakes and coffee-related merchandise at company-owned retail stores located principally in Oregon and Arizona. The following is the allocation of the purchase price to the net assets acquired at fair value:

Issuance of common stock, net of stock issuance costs.......  $11,398
Transaction costs...........................................      838
                                                              -------
  Total purchase price......................................   12,236
                                                              -------
  Net assets acquired.......................................    2,003
                                                              -------
Cost in excess of net assets acquired.......................  $10,233
                                                              =======

     The following unaudited pro forma information is presented to show the results of operations had the acquisition occurred June 29, 1996:

                                                              FOR THE FISCAL YEAR
                                                                     ENDED
                                                              --------------------
                                                              JUNE 28,    JUNE 27,
                                                                1997        1998
                                                              --------    --------
Total revenues..............................................  $52,190     $56,147
Income before cumulative effect of change in accounting
  principle.................................................   (7,747)        520
Net income (loss)...........................................   (8,174)        520
Earnings (loss) per share -- basic and diluted..............  $  (.76)    $   .05

     The above results of operations are not intended to be indicative of the results of operations which actually would have been realized had the acquisition occurred as of June 29, 1996, nor of the future results of operations of the combined company.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

     The Company has developed a plan to consolidate certain corporate functions and to restructure Old Coffee People's operations. Such plan includes relocating certain Old Coffee People corporate employees to the Company's Castroville, California headquarters, terminating corporate employees with duplicative functions, consolidating the roasting of coffee in the Company's Castroville roasting facility and franchising Old Coffee People's retail stores. Management anticipates that the relocation and termination of employees will be completed by November 1998 and a majority of the retail stores will be franchised by the end of 1999. As of June 27, 1998, the Company accrued $548 related to these activities. These costs have been capitalized and recorded as an increase in goodwill to the extent of Second Cup's 69.5% ownership interest. The remaining costs were charged to expense and are included in acquisition and integration expenses.

CP OLD, INC. MERGER

     In May 1998, Gloria Jean's was merged with CP Old, Inc., a wholly-owned subsidiary of Second Cup, and the combined company continued as Gloria Jean's. At the time of the merger, CP Old, Inc. had no operations. Upon closing of the merger, the assets and liabilities of CP Old, Inc. were transferred at their historical carrying values with a corresponding increase in stockholders' equity. Such assets and liabilities consisted of the following:

Cash........................................................  $  226
Deferred tax assets.........................................   2,272
                                                              ------
  Net assets................................................  $2,498
                                                              ======

EDGLO ACQUISITION

     On October 16, 1995, the Company acquired Edglo. The effective date of the acquisition was designated as September 30, 1995 for convenience purposes. The acquisition has been accounted for using the purchase method of accounting. The following is the allocation to the net assets acquired at fair value of the purchase price paid of $29,597 (including acquisition costs of $350):

Current assets..............................................  $10,723
Capital assets..............................................    4,972
Other assets................................................       68
Goodwill....................................................   18,609
                                                              -------
                                                               34,372
                                                              -------
Current liabilities.........................................    4,460
Other liabilities...........................................      315
                                                              -------
                                                                4,775
                                                              -------
Net assets acquired.........................................  $29,597
                                                              =======

     During the fiscal year ended June 27, 1998, the Company received $642 (included as a reduction in general and administrative expenses) from the former owners of Edglo pursuant to an escrow agreement. This amount represents a reimbursement for certain expenses incurred by Gloria Jean's as a result of the Edglo acquisition. Such expenses were included in general and administrative expenses in years prior to fiscal 1998.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

3. INVENTORIES

     Inventories consist of the following:

                                                            JUNE 28,    JUNE 27,
                                                              1997        1998
                                                            --------    --------
Coffee
  Unroasted...............................................   $1,175      $2,169
  Roasted.................................................      840         368
Other merchandise held for sale...........................      490         898
Supplies..................................................    1,058         617
                                                             ------      ------
                                                             $3,563      $4,052
                                                             ======      ======

     During the fiscal year ended June 28, 1997, inventory writedowns resulting from excess inventory totaled approximately $600.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                           JUNE 28,    JUNE 27,
                                                             1997        1998
                                                           --------    --------
Land.....................................................  $    --     $   786
Building.................................................       --         745
Manufacturing equipment..................................    2,460       2,580
Leasehold improvements...................................    3,893       6,954
Furniture, fixtures and other............................    2,044       4,572
                                                           -------     -------
                                                             8,397      15,637
Less: Accumulated depreciation...........................   (1,095)     (2,071)
Less: Write down of assets held for disposal.............     (887)       (855)
                                                           -------     -------
                                                           $ 6,415     $12,711
                                                           =======     =======

     Included above in manufacturing equipment and leasehold improvements are assets under construction of $89 at June 27, 1998 and $539 at June 28, 1997.

5. ASSETS HELD FOR SALE AND PROVISION FOR STORE CLOSURE COSTS

     Effective as of the beginning of fiscal 1997, the Company adopted the provisions of SFAS 121. The initial application of SFAS 121 to long-lived assets held for disposal at June 30, 1996 resulted in a non-cash charge of $427 (net of tax benefit of $262) which represents the adjustment required to remeasure such assets at the lower of carrying amount or fair value less cost to sell. Long-lived assets held for disposal consist of leasehold improvements and furniture, fixtures and other property at the Company's corporate-owned stores which management plans to sell to franchisees.

     During fiscal 1998 and 1997, the Company recorded additional charges of $223 and $198 (included in general and administrative expenses), respectively, to remeasure long-lived assets at corporate-owned stores which management plans to sell to franchisees or close, at the lower of carrying amount or fair value less cost to sell. As of June 27, 1998, all of the Gloria Jean's corporate-owned stores are held for sale to franchises. Assets held for sale at June 27, 1998 and June 28, 1997 had adjusted carrying values of $2,895 and $1,560, respectively. Revenues and operating income (losses) for these stores totaled $9,030 and $(1,204), respectively, for the fiscal year ended June 27, 1998, $7,051 and $(368), respectively, for the fiscal year ended June 28, 1997, and $5,592 and $176, respectively, for the 39-week period ended June 29,

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

1996. During the fiscal year ended June 27, 1998, the Company sold eight corporate-owned stores. The Company is negotiating with a third-party equipment leasing company for a sale-leaseback of substantially all of the Gloria Jean's corporate-owned store assets. Management believes the selling price for these store assets will approximate their carrying value at June 27, 1998. While the corporate-owned stores are being actively marketed for sale, the Company expects the period of sale may exceed one year for some of the stores.

     As of June 28, 1997, the Company determined that it was not feasible to sell eight of the corporate-owned stores held for disposal and recorded a provision of $580 for store closure costs consisting primarily of lease termination costs. The Company incurred costs of $530 for store closures during fiscal 1998 and charged this amount against the accrual for store closures.

     As of June 27, 1998, the accrual for store closures consists of closure costs at the Old Coffee People corporate-owned stores which were closed as of the Gloria Jean's reverse merger date. The accrual of $1,291 consists primarily of lease termination costs. The Company is working with local real estate brokers to market, re-lease or sublease all of these stores.

6. DEBT

     The Company assumed debt in connection with the Gloria Jean's reverse merger. Such debt consists of the following at June 27, 1998:

Note payable to bank, payable in monthly installments of $6
  each, plus interest at 9.0%, commencing September 1, 1995,
  due August 1, 1998........................................  $    12
Note payable to bank, payable in monthly installments of
  $100 each, plus interest at two different interest rates
  (8.0% at June 27, 1998), commencing June 1, 1997, due May
  1, 2002...................................................    4,700
Note payable to stockholder (also a director), payable in
  monthly installments of $3, including interest at 2.0%
  over the prime rate (10.50% at June 27, 1998), due
  December 1, 2002..........................................      149
Note payable to the Port of Portland, payable in monthly
  installments of $5, commencing April 8, 1995, including
  interest at 12.0%, due March 8, 2003......................      216
                                                              -------
                                                                5,077
Less-current portion........................................   (1,279)
                                                              -------
                                                              $ 3,798
                                                              =======

     The Company has a line of credit agreement with a bank in the amount of $500 expiring August 1999. The interest rate for amounts drawn under the line is 0.5% over the prime rate. There is no amount outstanding under the line of credit at June 27, 1998. Of the $500 line, a total of $73 is reserved for use under a letter of credit dated September 1998.

     The Company has a revolving line of credit agreement with Second Cup Limited in the amount of $4,000 expiring May 2003. The interest rate for amounts drawn under the line is 11.5%. There is no amount outstanding under the line of credit at June 27, 1998.

     The bank notes and line of credit are secured by substantially all of Old Coffee People's assets, including accounts receivable, inventories, trade fixtures and equipment. These debt agreements contain restrictions relating to specified financial ratios as well as the lender's standard covenants and restrictions. As of June 27, 1998, the Company was in compliance with all debt covenants.

     The stockholder note is secured by substantially all of the Company's assets and is subordinated to the bank notes.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

     The principal payments on long-term debt are as follows at June 27, 1998:

1999........................................................  $1,279
2000........................................................   1,268
2001........................................................   1,271
2002........................................................   1,179
2003........................................................      80
                                                              ------
                                                              $5,077
                                                              ======

7. INCOME TAXES

     The Company's provision (benefit) for income taxes consists of the following:

                                                                           FOR THE FISCAL
                                                          FOR THE            YEAR ENDED
                                                          39-WEEK       --------------------
                                                       PERIOD ENDED     JUNE 28,    JUNE 27,
                                                       JUNE 29, 1996      1997        1998
                                                       -------------    --------    --------
Current provision
  Federal............................................      $ --          $ 135        $ 26
  State..............................................        --             21          --
                                                           ----          -----        ----
                                                             --            156          26
                                                           ----          -----        ----
Deferred provision (benefit)
  Federal............................................       863           (371)        628
  State..............................................       102            (43)         74
                                                           ----          -----        ----
                                                            965           (414)        702
                                                           ----          -----        ----
                                                           $965          $(258)       $728
                                                           ====          =====        ====

     The Company's provision (benefit) for income taxes is included in the financial statements as follows:

                                                                           FOR THE FISCAL
                                                          FOR THE            YEAR ENDED
                                                          39-WEEK       --------------------
                                                       PERIOD ENDED     JUNE 28,    JUNE 27,
                                                       JUNE 29, 1996      1997        1998
                                                       -------------    --------    --------
Continuing operations................................      $965          $   4        $728
Cumulative effect of change in accounting
  principle..........................................        --           (262)         --
                                                           ----          -----        ----
                                                           $965          $(258)       $728
                                                           ====          =====        ====

     The cumulative effect of change in accounting principle of $427 is net of an income tax benefit of $262, comprised of federal and state income taxes.

     The reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                         FOR THE           FOR THE FISCAL
                                                      39-WEEK PERIOD         YEAR ENDED
                                                          ENDED         --------------------
                                                         JUNE 29,       JUNE 28,    JUNE 27,
                                                           1996           1997        1998
                                                      --------------    --------    --------
Federal statutory rate..............................       34.0%         (34.0)%      34.0%
State income taxes, net of federal benefit..........        4.0           (4.0)        4.0
Amortization of nondeductible goodwill..............        6.0           22.8        12.0
Write-off of uncollectible income taxes
  receivable........................................         --           16.7          --
Other...............................................        0.1           (1.5)       (0.3)
                                                           ----          -----        ----
                                                           44.1%           0.0%       49.7%
                                                           ====          =====        ====

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

     The components of the Company's net deferred tax assets and liabilities consist of the following:

                                                              JUNE 28,    JUNE 27,
                                                                1997        1998
                                                              --------    --------
Deferred tax assets
  Allowance for doubtful accounts...........................   $  628      $  588
  Net operating loss carryforwards (NOLs)...................    1,281       3,913
  Asset write downs, store closures and relocation
     provisions.............................................      635       1,748
  Basis difference in property, plant and equipment.........       --         155
  Employee benefits.........................................       --         151
  Other.....................................................       48         199
                                                               ------      ------
                                                                2,592       6,754
Valuation allowance.........................................       --        (699)
                                                               ------      ------
Net deferred tax assets.....................................    2,592       6,055
Deferred tax liability
  Basis difference in property, plant and equipment.........     (117)         --
                                                               ------      ------
Net deferred tax assets.....................................   $2,475      $6,055
                                                               ======      ======

     During the fiscal year ended June 28, 1997, the Company reversed a $1,619 valuation allowance related to NOLs acquired from Edglo. The non-cash adjustment to the valuation allowance was recorded as a reduction in goodwill.

     In connection with the Gloria Jean's reverse merger (Note 2), the Company recorded a deferred tax asset of $2,010, net of a valuation allowance of $699. This amount was recorded as a reduction to goodwill arising from the Gloria Jean's reverse merger. The valuation allowance of $699 relates to NOLs of Old Coffee People which, due to limitations on utilization of the NOLs, management believes are not more likely than not realizable. To the extent these NOLs are utilized, goodwill will be reduced.

     In connection with the CP Old, Inc. merger, the Company recorded a deferred tax asset of $2,272 related to CP Old, Inc. NOLs which management believes will more likely than not be realized. The effect of recording this deferred tax asset was an increase in stockholders' equity (common stock).

     Based on internal forecasts and industry trends, management believes it is more likely than not the deferred tax assets of $6,055 at June 27, 1998 will be realized through future taxable income.

     The Company has federal NOLs of approximately $10,298 which expire as follows:

2010.......................................................  $ 3,938
2011.......................................................    3,056
2012.......................................................    2,986
2013.......................................................      318
                                                             -------
                                                             $10,298
                                                             =======

     Approximately $1,840 of these NOLs are available to offset Old Coffee People's future taxable income. Pursuant to Internal Revenue Code Section 382 (Section 382), utilization of these NOLs is limited to $700 per year. Approximately $6,620 of these NOLs are available to offset Gloria Jean's future taxable income. Pursuant to Section 382, utilization of these NOLs is limited to $568 per year. Utilization of all of the Company's NOLs may be further limited in the event of a change in ownership of the Company.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

8. FRANCHISED AND COMPANY-OWNED STORES

     The number of retail stores is as follows:

                                                                            COMPANY-
                                                              FRANCHISED     OWNED
                                                                STORES       STORES
                                                              ----------    --------
Beginning of period, June 28, 1997..........................     236           31
Opened/acquired.............................................      14           51
Franchised..................................................       8           (8)
Closed......................................................     (12)          (5)
                                                                 ---           --
End of period, June 27, 1998................................     246           69
                                                                 ===           ==

9. MINIMUM LEASE COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases certain retail store, office and warehouse facilities under operating leases expiring through 2008. The Company is the lessee in most of the franchisees' lease agreements. The Company has sublease agreements with individual franchisees, whereby the franchisee assumes responsibility for and makes lease payments directly to the landlord. The Company also has sublease agreements for certain company-owned stores and office facilities whereby the sublease tenants are responsible for the lease payments. Rental expense is reported net of sublease income in accordance with retail industry practice. Most lease agreements contain renewal options at varying terms and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

     Rental expense under lease agreements for the fiscal year ended June 27, 1998 and June 28, 1997, and the 39-week period ended June 29, 1996 was $2,159, $1,700 and $1,540, respectively, net of sublease income.

     Minimum future lease commitments as of June 27, 1998 are as follows:

                                                      GROSS                       NET
                                                     MINIMUM        LESS        MINIMUM
                                                      LEASE       SUBLEASE       LEASE
                                                   COMMITMENTS    RENTALS     COMMITMENTS
                                                   -----------    --------    -----------
1999.............................................    $11,853      $ 8,000       $ 3,853
2000.............................................     11,281        7,589         3,692
2001.............................................     10,033        6,708         3,325
2002.............................................      8,470        5,596         2,874
2003.............................................      7,158        4,490         2,668
Thereafter.......................................     15,720        8,438         7,282
                                                     -------      -------       -------
                                                     $64,515      $40,821       $23,694
                                                     =======      =======       =======

     As of June 28, 1997, the Company accrued $420 (included in accrued liabilities) related to its obligation to repurchase a franchised store if the franchised store did not meet certain financial targets. When this franchised store was repurchased, the Company intended to close it. The amount accrued consisted primarily of the estimated repurchase price and lease termination costs. Costs incurred to repurchase and close the franchised store were $373 as of June 27, 1998. During the fiscal year ended June 27, 1998, the Company was reimbursed for such costs pursuant to an escrow agreement with the former owners of Gloria Jean's (Note 2).

     As of June 27, 1998, the Company has approximately $4,200 of outstanding purchase commitments related to green coffee.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

     The Company has an agreement with a supplier to purchase substantially all of the coffee requirements for its Oregon stores through January 1999.

     As a requirement under a lease with the Port of Portland, the Company is committed to enter into a joint venture with a third party for one of the Company's stores at Portland International Airport. Once the agreement is finalized, the Company will have a 49% ownership interest in that store.

     The Company is subject to litigation in the ordinary course of business. In the opinion of management, the ultimate outcome of existing litigation would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

10. STOCK SUBSCRIPTION NOTES RECEIVABLE

     The Company has stock subscription notes receivable which were issued primarily by Old Coffee People to certain officers and employees upon the exercise of incentive stock options. The notes bear interest at the rate of 8.5% per annum from the date of exercise and are due from December 1998 through May 2003. The notes provide that in the event any of the common stock is sold before the notes mature, all accrued interest and a pro rata portion of the principal balance must be paid.

11. INCENTIVE PLANS

STOCK OPTION PLANS

     At the time of the Gloria Jean's reverse merger, Old Coffee People had four stock option plans -- the 1993 Stock Option Plan, the 1994 Stock Option Plan, the 1995 Stock Option Plan and the 1996 Stock Option Plan. These stock option plans continued in effect subsequent to the Gloria Jean's reverse merger. Optionholders as of the merger date were given the opportunity to reprice their existing stock options at a price equal to the fair market value of the stock on the date the repricing was approved by the Board of Directors. Optionholders choosing to reprice their stock options cancelled their option shares and received a reduced number of new option shares on the repricing date. No options were repriced as of June 27, 1998. On August 1, 1998, seven optionholders elected to reprice their stock options. As a result, 302,000 old option shares with a weighted average price per share of $9.21 were surrendered and 77,850 new option shares were issued at an exercise price of $3.20 per share. The exercise price exceeded the fair market value on the grant date.

     Effective May 19, 1998, the Company adopted the 1998 Stock Option Plan. Under all five stock option plans, key employees and consultants may be granted either incentive or nonqualified stock options. Incentive stock options must comply with the requirements of the Internal Revenue Code, may be granted only to employees and may be granted at not less than the fair market value of the stock at the date of grant. Nonqualified options may be granted to employees and consultants at not less than 85% of the fair market value of the stock at the date of grant. Cancelled options are available for future grant. The number of options granted, the option price, the term of the option and the vesting period are determined by the Board of Directors.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

     Stock option activity under the aforementioned stock options plans was as follows:

                                                                           WEIGHTED
                                                                            AVERAGE
                                                              NUMBER OF    PRICE PER
                                                               SHARES        SHARE
                                                              ---------    ---------
Outstanding at Gloria Jean's reverse merger date............   342,439       $8.57
Granted.....................................................   248,000        3.20
Exercised...................................................   (11,250)       2.22
                                                               -------       -----
  Outstanding at June 27, 1998..............................   579,189       $6.39
                                                               =======       =====

     For all five plans, there were 1,005,953 shares of unissued common stock reserved for issuance at June 27, 1998. Options to purchase 188,565 shares with a weighted average exercise price of $8.84 were exercisable at June 27, 1998.

     Options outstanding and exercisable, and related weighted average life information by grant price as of June 27, 1998 were as follows:

                                     WEIGHTED AVERAGE
OPTION     OPTIONS       OPTIONS      REMAINING LIFE
PRICE    OUTSTANDING   EXERCISABLE       (YEARS)
------   -----------   -----------   ----------------
$ 2.22      13,689        13,689             5
  3.20     248,000            --            10
  4.75       5,000         1,000             9
  5.56       2,000           400             9
  6.50      30,000         6,000             9
  6.94      16,500         3,300             9
  8.00      21,000        18,376             6
  9.00      63,000        37,800             8
 10.00     150,000        90,000             7
 10.00      30,000        18,000             8
           -------       -------
           579,189       188,565
           =======       =======

     No compensation cost has been recognized for the 1998 Stock Option Plan. If compensation cost for this plan had been determined based on the fair value at the grant date, the Company's net income and net income per share for the fiscal year ended June 27, 1998 would be as follows:

Net income..................................................  $696
Net income per share -- basic and diluted...................  $.09

     The Company used the Black-Scholes option pricing model to estimate the fair value of options granted during the fiscal year ended June 27, 1998 (no options were granted during the fiscal year ended June 28, 1997 or the 39-week period ended June 29, 1996). The weighted average assumptions used to compute compensation cost in the above pro forma and to estimate the weighted average fair market value of options granted are as follows:

Risk-free interest rate.....................................    5.5%
Dividend yield..............................................      0%
Volatility..................................................     70%
Expected term (years).......................................      5
Weighted average fair market value..........................  $1.94

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

EMPLOYEE STOCK PURCHASE PLAN

     At the time of the Gloria Jean's reverse merger, Old Coffee People had an Employee Stock Purchase Plan (the ESPP) under which 150,000 shares of common stock have been reserved for issuance to and purchase by employees of Old Coffee People. The ESPP continued after the reverse merger. All Old Coffee People employees with over four months of service who work more than 20 hours per week and who do not own stock and stock options for more than 5% of the Company's stock are eligible to participate in the ESPP. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. No shares were purchased under the ESPP during the fiscal year ended June 27, 1998.

12. RETIREMENT PLANS

     Effective March 1, 1997, the Company adopted a tax deferred savings plan (the 401(k) Plan). Substantially all employees with over one year of service are eligible to participate in the 401(k) Plan. Participants who choose to participate may contribute up to 15% of their pretax compensation to the 401(k) Plan subject to the statutorily prescribed annual limits. All contributions to the 401(k) Plan are fully vested and nonforfeitable at all times. The Company does not match employee contributions.

     Old Coffee People has a tax deferred savings plan (Old Coffee People 401(k)
Plan) which covers all employees of Old Coffee People with over six months of service and who work an average of at least 30 hours per week. Participants may contribute up to 20% of their pretax compensation to the Old Coffee People 401(k) Plan subject to the statutorily prescribed annual limits. All contributions to the Old Coffee People 401(k) Plan, including company contributions, are fully vested and nonforfeitable at all times. Company contributions were immaterial during the fiscal year ended June 27, 1998.

13. RELATED PARTY TRANSACTIONS

     During the period ended June 29, 1996, the Company issued 1,200 shares of its common stock to Second Cup for cash of $35,825.

In February 1996, the Company commenced roasting coffee for CP Old, Inc.

     The Company initially charged CP Old, Inc. a roasting fee and subsequently sold roasted coffee to CP Old, Inc. For the fiscal year ended June 28, 1997 and the 39-week period ended June 29, 1996, total sales to the affiliated company were $823 and $56, respectively (none in fiscal 1998).

     The Company had demand loans to an affiliated company which bore interest at 8.25% per annum. The loans were repaid during fiscal 1997. Interest received was $280 for the fiscal year ended June 28, 1997 and $66 for the 39-week period ended June 29, 1996.

     During the fiscal year ended June 27, 1998, The Second Cup Ltd. incurred costs on the Company's behalf. Such amounts are included in payable to related party.

     As of June 27, 1998, the Company had a lease with a stockholder who is a director of the Company. Rental expense associated with this lease was approximately $10,000 during the fiscal year ended June 27, 1998.

14. CASH HELD IN TRUST

     The Company holds cash in trust on behalf of franchisees, which includes the advertising fund and the construction trust account. The cash held in trust amounted to $795 at June 27, 1998. These funds have not been included in the Company's balance sheet.

                              COFFEE PEOPLE, INC.

                 JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

15. UNAUDITED QUARTERLY DATA

                                                                                                 PER SHARE -- BASIC
                                                                                                     AND DILUTED
                                                                                            -----------------------------
                                                             INCOME (LOSS)                   INCOME (LOSS)
                                                                 BEFORE                          BEFORE
                                                               CUMULATIVE                      CUMULATIVE
                                            INCOME (LOSS)   EFFECT OF CHANGE                EFFECT OF CHANGE
                                                FROM         IN ACCOUNTING     NET INCOME    IN ACCOUNTING     NET INCOME
                                 REVENUES    OPERATIONS        PRINCIPLE         (LOSS)        PRINCIPLE         (LOSS)
                                 --------   -------------   ----------------   ----------   ----------------   ----------
FISCAL 1998:
  1st Quarter..................  $ 7,940       $   784          $   492         $   492          $ .07           $ .07
  2nd Quarter..................   10,115         1,796            1,057           1,057            .14             .14
  3rd Quarter..................    7,394           730              456             456            .06             .06
  4th Quarter..................    9,602        (2,113)          (1,267)         (1,267)          (.15)           (.15)
                                 -------       -------          -------         -------
                                 $35,051       $ 1,197          $   738         $   738          $ .09           $ .09
                                 =======       =======          =======         =======
FISCAL 1997:
  1st Quarter..................  $ 5,493       $  (740)         $  (629)        $(1,056)         $(.08)          $(.14)
  2nd Quarter..................   11,230         1,947            2,041           2,041            .27             .27
  3rd Quarter..................    6,607          (438)            (308)           (308)          (.04)           (.04)
  4th Quarter..................    7,249        (1,954)          (1,867)         (1,867)          (.25)           (.25)
                                 -------       -------          -------         -------
                                 $30,579       $(1,185)         $  (763)        $(1,190)         $(.10)          $(.16)
                                 =======       =======          =======         =======

                              COFFEE PEOPLE, INC.

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                        JUNE 27, 1998 AND MARCH 6, 1999

                                                              JUNE 27,      MARCH 6,
                                                                1998          1999
                                                              ---------    -----------
                                                              (AUDITED)
                                                                   (IN THOUSANDS
                                                               EXCEPT SHARE AMOUNTS)
ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 2,822       $ 2,773
  Accounts receivable, net..................................     3,262         3,149
  Inventories...............................................     4,052         3,722
  Prepaid expenses and other assets.........................       713           926
  Deferred income taxes.....................................     2,621         2,427
                                                               -------       -------
          Total current assets..............................    13,470        12,997
Property, plant and equipment, net..........................    12,711        12,262
Goodwill, net...............................................    25,967        25,530
Other assets................................................       113           114
Deferred income taxes.......................................     3,434         3,385
                                                               -------       -------
          Total assets......................................   $55,695       $54,288

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................   $ 1,279       $ 1,237
  Current portion of capital lease obligations..............        --           119
  Accounts payable..........................................     1,421         1,795
  Payable to related party..................................       984            --
  Accrued liabilities.......................................     2,572         1,827
  Provision for store closures..............................     1,291         1,102
  Franchisee deposits.......................................       459           538
  Deferred franchise fee income.............................       187            94
                                                               -------       -------
          Total current liabilities.........................     8,193         6,712
Long-term debt..............................................     3,798         2,727
Capital lease obligations...................................        --           784
Deferred rent expense.......................................       202           146
Stockholders' equity
Preferred stock, no par value; authorized 10,000,000 shares
  none issued or outstanding................................        --            --
Common stock, no par value; authorized 50,000,000 shares
  issued and outstanding, 10,762,757 and 10,746,040.........    44,630        44,659
Stock subscription notes receivable.........................      (338)         (350)
Accumulated deficit.........................................      (790)         (390)
                                                               -------       -------
          Total stockholders' equity........................    43,502        43,919
                                                               -------       -------
          Total liabilities and stockholders' equity........   $55,695       $54,288
                                                               =======       =======

                              COFFEE PEOPLE, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                 PERIODS ENDED MARCH 7, 1998 AND MARCH 6, 1999

                                                        TWELVE WEEKS ENDED        THIRTY-SIX WEEKS ENDED
                                                     -------------------------   -------------------------
                                                      MARCH 7,      MARCH 6,      MARCH 7,      MARCH 6,
                                                        1998          1999          1998          1999
                                                     -----------   -----------   -----------   -----------
                                                     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                              (IN THOUSANDS EXCEPT SHARE AMOUNTS)
Revenues:
  Franchise revenue................................    $ 1,589       $ 1,689       $ 4,584       $ 4,756
  Corporate store sales............................      2,759         7,566         6,891        22,429
  Wholesale revenue................................      3,047         3,484        14,020        12,944
                                                       -------       -------       -------       -------
          Total revenues...........................      7,395        12,739        25,495        40,129
Expenses:
  Cost of goods sold...............................      3,704         5,560        13,210        18,384
  Store and other operating expenses...............      1,982         5,007         5,735        15,605
  Depreciation and amortization....................        377           345         1,109         1,152
  General and administrative expenses..............        602           842         2,131         3,052
  Acquisition and integration expenses.............         --           151            --           950
                                                       -------       -------       -------       -------
          Total expenses...........................      6,665        11,905        22,185        39,143
Operating income...................................        730           834         3,310           986
                                                       -------       -------       -------       -------
Interest and other income..........................         69            36           207            92
Interest expense...................................         --           143            --           368
                                                       -------       -------       -------       -------
Income before income taxes.........................        799           727         3,517           710
Provision for income taxes.........................        343           319         1,512           310
                                                       -------       -------       -------       -------
Net income.........................................    $   456       $   408       $ 2,005       $   400
                                                       =======       =======       =======       =======
Net income per share -- basic and diluted..........    $  0.06       $  0.04       $  0.27       $  0.04
                                                       =======       =======       =======       =======
Weighted average common shares -- basic............      7,461        10,761         7,461        10,775
Weighted average common and common equivalent
  shares outstanding -- diluted....................      7,461        10,776         7,461        10,771

                              COFFEE PEOPLE, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 PERIODS ENDED MARCH 7, 1998 AND MARCH 6, 1999

                                                               THIRTY-SIX WEEKS ENDED
                                                              -------------------------
                                                               MARCH 7,      MARCH 6,
                                                                 1998          1999
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                   (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................    $ 2,005       $   400
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      1,109         1,152
     Provision for uncollectible accounts...................         --           190
     Deferred income taxes..................................        880           243
     Interest income on stock subscription notes
      receivable............................................         --           (12)
     Change in assets and liabilities, net of amounts
      acquired:
       Accounts receivable..................................        (88)          (77)
       Receivable from/due to related party.................        312          (984)
       Inventories..........................................       (503)          330
       Prepaid expenses and other assets....................        221          (214)
       Accounts payable.....................................       (247)          374
       Accrued liabilities..................................       (603)         (745)
       Accrual for store closures...........................       (264)         (189)
       Franchisee deposits..................................         76            79
       Deferred franchise fee income........................        (28)          (93)
       Deferred rent expense................................          5           (56)
                                                                -------       -------
                                                                  2,875           398
                                                                -------       -------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................     (1,400)         (752)
  Proceeds from disposal of property, plant and equipment...         98           511
  Additions to goodwill.....................................         --           (25)
                                                                -------       -------
                                                                 (1,302)         (266)
                                                                -------       -------
Cash flows from financing activities:
  Proceeds on issuance of shares............................         --            29
  Borrowings under capital lease obligation.................         --           922
  Borrowings under long-term debt...........................         --         1,412
  Payment on capital lease obligation.......................         --           (19)
  Payment on long-term debt.................................         --        (2,525)
                                                                -------       -------
                                                                     --          (181)
                                                                -------       -------
Decrease in cash and cash equivalents.......................      1,573           (49)
Cash and cash equivalents, beginning of period..............      7,281         2,822
                                                                -------       -------
Cash and cash equivalents, end of period....................      8,854         2,773
                                                                =======       =======
Supplemental cash flow information
  Interest..................................................         --           297
  Cash paid for income taxes................................         --            26

                              COFFEE PEOPLE, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 6, 1999
                                 (IN THOUSANDS)

NOTE 1. FINANCIAL STATEMENT PRESENTATION

     The interim financial data is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures included herein are adequate to make the information presented not misleading. The operating results for interim periods are not necessarily indicative of results to be expected for an entire year. The aforementioned statements should be read in conjunction with the consolidated financial statements for the fiscal year ended June 27, 1998, appearing in the Company's Annual Report on Form 10-K.

     Certain reclassifications of prior period amounts have been made to conform with the March 6, 1999 presentation.

NOTE 2. INVENTORIES

     Inventories consist of the following:

                                                          JUNE 27,     MARCH 6,
                                                            1998         1999
                                                          --------    -----------
                                                                      (UNAUDITED)
Coffee:
  Unroasted.............................................   $2,169       $1,429
  Roasted...............................................      368          289
Other merchandise held for sale.........................      898          703
Supplies................................................      617        1,301
                                                           ------       ------
                                                           $4,052       $3,722
                                                           ======       ======

NOTE 3. FRANCHISING STRATEGY

     On September 1, 1998, the Company announced that it was adopting a franchising strategy in which it would offer existing Coffee People (Oregon) and Coffee Plantation stores for sale to franchisees as well as offering new franchise opportunities for these brands. As a result of the proposed and pending merger with Diedrich Coffee, Inc., the Company has deferred execution of this strategy. (See Note 5)

     As a result of the decision to hold all existing Coffee People (Oregon) and Coffee Plantation stores for sale, depreciation on these stores was suspended effective September 1, 1998. In addition, as of March 6, 1999, the Coffee People (Oregon) and Coffee Plantation store assets are stated at the lower of carrying value or fair market value less cost to sell.

NOTE 4. SALE-LEASEBACK TRANSACTION

     On November 24, 1998, the Company entered into a sale-leaseback transaction involving equipment at twelve company-operated Gloria Jean's retail stores. The $922,000 proceeds received by the Company from the lease transaction were used for general corporate purposes and working capital. The interest rate on the capital lease obligation is 10.5%. The capital lease assets are recorded in property, plant and equipment. At the end of the lease term, the Company has an option to purchase the equipment for the greater of fair market value or 10% of the lessor's original cost, or renew the lease for an additional eight months.

                              COFFEE PEOPLE, INC.

                                 MARCH 6, 1999
                                 (IN THOUSANDS)

NOTE 5. DIEDRICH COFFEE, INC. MERGER

     On March 16, 1999, Coffee People, Inc. entered into an Agreement and Plan of Merger with Diedrich Coffee, Inc. (NASDAQ:DDRX). Pursuant to the merger agreement, Coffee People has agreed to merge with a subsidiary of Diedrich Coffee. After the merger is effective Coffee People will be a wholly owned subsidiary of Diedrich Coffee. Under the terms of the merger agreement, Coffee People shareholders will receive $17.75 million in cash, 1,500,000 shares of Diedrich Coffee common stock, and an additional $5.25 million in cash or a combination of cash and stock based on the net proceeds of a public equity offering planned by Diedrich Coffee prior to the completion of the merger. Closing of the merger is subject to a number of conditions, including completion of the public equity offering by Diedrich Coffee upon certain specified terms, receipt of regulatory approvals and approval by the shareholders of Coffee People and Diedrich Coffee. If these conditions are met, the transaction is expected to close during the summer of 1999.

PAGE ONE OF INSERT

     [Photographs of various Diedrich Coffee estate coffee labels]

PAGE TWO AND THREE OF INSERT

                                                                 CHARACTERISTICS:
                                            -----------------------------------------------------------
    ORIGIN/BLEND:       REGION:    ROAST:    AROMA      BODY       ACIDITY        TASTE        FINISH
    -------------      ---------   ------   -------   ---------   ---------   -------------   ---------
Mexico...............  Americas    Light    floral    medium      delicate    nutty           sweet
Costa Rica...........  Americas    Light    citrusy   medium      crisp       butterscotch    clean
Java*................  Indonesia   Light    berry     mellow      perky       winy            smooth
Guatemala,
  Antigua*...........  Americas    Light    spicy     medium      bright      smokey          resonant
Columbia*............  Americas    Medium   sweet     light       clean       caramel         soft
Huehuetenango........  Americas    Medium   herbal    full        snappy      chocolate       clean
Zimbabwe.............  Africa      Medium   nutty     dense       crisp       spicy           sweet
Yemen Mocca Java.....  Blend       Medium   spicy     syrupy      light       fruity          creamy
Sulawesi.............  Indonesia   Medium   winy      full        soft        rich            mellow
Ethiopia.............  Africa      Full     jasmine   medium      bright      tea-like        smooth
Yemen Mocca..........  Africa      Full     pungent   syrupy      snappy      wild-nutty      lingering
Sumatra*.............  Indonesia   Full     musty     thick       lively      pleasantly      buttery
                                                                              earthy
Kenya................  Africa      Full     berry     rich        crisp       black currant   bold
Nepenthe.............  Blend       Full     fruity    saturated   lively      vanilla         round
                                                                              sweetness
Apanas...............  Blend       Full     perfumy   full        brisk       chocolate       resonant
Morning Blend........  Blend       Full     floral    hearty      vivacious   vanilla         creamy
Bantu Blend..........  Blend       Full     spicy     velvety     winy        chocolate       sweet
                                                                              nutty
Expresso*............  Blend       Dark     pungent   heavy       snappy      nutty           sharp
Wiener Melange*......  Blend       Dark     floral    deep        crisp       vanilla-nutty   well
                                                                                              balanced
French Roast*........  Blend       Dark     toasty    syrupy      crisp       molasses        pleasant

---------------

* Also Available in Decaf.

INSIDE BACK COVER

     [Photograph of Diedrich Coffee Internet web page]

     [Photograph of various Diedrich Coffee Guatemalan estate coffee products]

     [Photograph of Diedrich Coffee coffeehouse interior]

     [Photograph of Gloria Jean's coffee beverage]

     [Photograph of Diedrich Coffee coffeehouse interior]

     [Photograph of Gloria Jean's mall coffee store interior]

BACK COVER

     Diedrich Coffee logo centered over a map of Southeast Asia and Australia.

                                      LOGO